UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: April 12, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated April 9, 2010, entitled “2009 Hong Kong Annual Report”.
99.2	Announcement dated April 9, 2010, entitled “Notice of Annual General Meeting”.
99.3	Announcement dated April 9, 2010, entitled “Explanatory Statement Relating to General Mandates to Issue Securities and Repurchase Shares and Re-election of Directors”.
99.4	Announcement dated April 9, 2010, entitled “Form of Proxy for the Annual General Meeting to be held on 20 May 2010”.

Exhibit 99.1

Company Profile

CNOOC Limited (the “Company”, together with its subsidiaries, the “Group” or “we”), incorporated in Hong Kong Special Administration Region (“Hong Kong”) in August 1999, was listed on the New York Stock Exchange (code: CEO) and The Stock Exchange of Hong Kong Limited (code: 00883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China’s largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Group mainly engages in oil and natural gas exploration, development, production and sales.

The Group has four major production areas in offshore China, which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. In addition, it is one of the largest offshore crude oil producers in Indonesia. The Group also has upstream assets in Nigeria, Australia and some other countries.

As at 31 December 2009, the Group owned net proved reserves of approximately 2.66 billion BOE, and its average daily net production was 623,896 BOE. The Group had 4,019 employees and total assets of approximately RMB 242.3 billion.

Content

2	Financial Summary
3	Operating Summary
4	Milestones 2009
5	Chairman’s Statement
8	Operations Review
8	Exploration, Development and Production
13	Sales and Marketing
13	Science and Technology Development
13	Internal Control and Risk Management
System
14	Health, Safety and Environmental Protection
15	Corporate Citizen
15	Human Resources
17	Corporate Governance Report
28	Directors and Senior Management
34	Report of the Directors
42	Management Discussion and Analysis
46	Independent Auditors’ Report
47	Consolidated Statement of Comprehensive Income
48	Consolidated Statement of Financial Position
49	Consolidated Statement of Changes in Equity
50	Consolidated Statement of Cash Flows
51	Statement of Financial Position
52	Notes to Consolidated Financial Statements
94	Supplementary Information on Oil and Gas Producing Ac-
tivities (Unaudited)
101	Notice of Annual General Meeting
106	Glossary
107	Company Information

Financial Summary
(Amounts expressed in millions of RMB)

Consolidated Statement of Comprehensive Income (Audited)
Year ended 31 December

	2005	2006	2007	2008	2009

Total revenue	69,456	88,947	90,724	125,977	105,195
Total expenses	(33,284)	(45,893)	(49,525)	(72,112)	(64,870)
Interest income/(finance costs), net	(741)	(1,050)	(1,359)	676	103
Exchange gains, net	287	308	1,856	2,551	54
Share of profit of associates	307	322	719	374	173
Investment income	248	613	902	476	200
Non-operating income/(expenses), net	28	876	(7)	(62)	(34)

Profit before tax	36,301	44,123	43,310	57,880	40,821
Income tax expense	(10,978)	(13,196)	(12,052)	(13,505)	(11,335)

Profit for the year	25,323	30,927	31,258	44,375	29,486

Consolidated Statement of Financial Position (Audited)
As at 31 December

	2005	2006	2007	2008	2009

Current assets	44,421	47,892	54,645	63,770	70,871
Property, plant and equipment, net	66,625	103,406	118,880	138,358	165,320
Investment in associates	1,402	1,544	2,031	1,785	1,727
Intangible assets	1,300	1,409	1,331	1,206	1,230
Available-for-sale financial assets	1,017	1,017	1,819	1,550	3,120
Non-current assets classified as held-for-sale	–	–	1,087	–	–

Total assets	114,765	155,268	179,793	206,669	242,268

Current liabilities	(13,616)	(14,481)	(21,401)	(18,799)	(31,041)
Non-current liabilities	(27,546)	(32,973)	(24,077)	(27,632)	(37,291)

Total liabilities	(41,162)	(47,454)	(45,478)	(46,431)	(68,332)

Equity	73,603	107,814	134,315	160,238	173,936

Operating Summary
Year ended 31 December

	2005	2006	2007	2008	2009

Production
Net production of crude and liquids (barrels/day)
Bohai Bay	178,840	200,944	206,748	218,478	253,884
Western South China Sea	49,016	40,437	34,163	56,761	72,605
Eastern South China Sea	103,741	105,902	103,715	122,813	118,395
East China Sea	1,706	1,464	1,467	85	63
Overseas	23,565	23,973	25,735	23,931	64,749

Total	356,868	372,720	371,827	422,068	509,696

Net production of natural gas (mmcf/day)
Bohai Bay	49.1	64.5	70.2	74.5	79.2
Western South China Sea	229.6	251.8	237.3	284.7	275.4
Eastern South China Sea	–	23.1	27.4	28.1	50.2
East China Sea	18.3	21.2	24.0	6.8	6.0
Overseas	92.7	130.3	200.7	227.0	242.7

Total	389.6	490.9	559.6	621.1	653.5

Total net production (BOE/day)
Bohai Bay	187,021	211,697	218,447	230,896	267,079
Western South China Sea	89,583	84,625	75,573	106,764	120,745
Eastern South China Sea	103,741	109,744	108,279	127,490	126,765
East China Sea	4,751	5,004	5,462	1,225	1,057
Overseas	39,013	46,411	61,646	64,353	108,250

Total	424,108	457,482	469,407	530,728	623,896

Reserves at year end
Net proved crude and liquids reserves (mm barrels)
Bohai Bay	920.2	933.4	951.3	933.6	1,028.2
Western South China Sea	205.7	190.5	208.9	245.8	258.9
Eastern South China Sea	211.2	200.2	226.6	202.4	190.9
East China Sea	21.2	20.4	20.5	17.8	17.5
Overseas	99.1	145.3	156.7	178.7	172.2

Total	1,457.4	1,489.8	1,564.1	1,578.3	1,667.8

Net proved natural gas reserves (bcf)
Bohai Bay	740.7	765.0	761.5	789.2	785.4
Western South China Sea	2,604.0	2,648.1	2,539.2	2,211.7	2,198.6
Eastern South China Sea	784.2	792.0	779.4	873.3	843.6
East China Sea	402.2	390.0	373.8	342.2	338.9
Overseas	899.9	1,636.5	1,768.9	1,406.9	1,777.5

Total	5,430.9	6,231.6	6,222.8	5,623.3	5,944.0

Total net proved reserves (million BOE)
Bohai Bay	1,043.7	1,060.9	1,078.2	1,065.1	1,159.1
Western South China Sea	639.7	631.9	632.1	614.4	625.4
Eastern South China Sea	341.9	332.3	356.5	347.9	331.5
East China Sea	88.2	85.4	82.8	74.8	74.0
Overseas	249.1	418.0	451.6	413.2	468.5

Total	2,362.6	2,528.5	2,601.2	2,515.4	2,658.4

Others
Reserve life (years)	15.3	15.1	15.2	13.0	11.7
Reserve replacement ratio (%)	186	199	142	60	163

Average realised price
Crude oil (US$/barrel)	47.31	58.90	66.26	89.39	60.61
Natural gas (US$/mcf)	2.82	3.05	3.30	3.83	4.01

Milestones 2009

EXPLORATION
23	February	Successful appraisal well in Liwan 3-1 in South China Sea deepwater area announced

26	March	Discovery of Bozhong 2-1 and Qinhuangdao 29-2 announced

28	July	Discovery of Jinzhou 20-2 North announced

13	August	Discovery of Qinhuangdao 35-4 announced

9	December	Gas discovery of Liuhua 34-2 in South China Sea deepwater area announced

ENGINEERING, CONSTRUCTION AND DEVELOPMENT
9	March	Commencement of production of Akpo field in Nigeria announced

18	March	Commencement of production of Panyu 30-1 gas field announced

19	March	Commencement of production of Bozhong 28-2 South oilfield announced

1	June	Commencement of production of Qinhuangdao 33-1 oilfield announced

6	July	Successful startup of Tangguh LNG project in Indonesia announced

7	September	Commencement of production of Ledong 22-1/15-1 project announced

4	November	Announcement of Luda 27-2 oilfield commenced production ahead of schedule

30	December	Announcement of Jinzhou 25-1 South and Caofeidian 18-2 commenced production ahead of schedule and Bozhong 13-1 and Bozhong 34-1 North commenced production as planned

OTHERS
	March	Ranked 246th in “The Forbes Global 2000” by Forbes

	April	Awarded the “Best Chinese Company” in the “Corporate Governance Asia Recognition Awards” by Corporate Governance Asia

	May	Ranked 80th in “FT Global 500 2009” by Financial Times

	October	Ranked 16th in “World’s Best Companies 2009” by BusinessWeek

	November	Awarded “Hong Kong Corporate Governance Excellence Awards” in the category for Hang Seng Index Companies

	November	Ranked 21st in Platts Top 250 Global Energy Companies and Ranked 2nd in Global Exploration & Development Companies

Chairman’s Statement

Dear Shareholders,

Did you notice that our young CNOOC Limited just crossed its 10-year-old threshold ? Indeed, the elapsed 2009 was the year that the Company, founded in 1999, has completed its first decade of development.

For a traditional Chinese, the 10th anniversary is a very good cause for celebration and presents a golden opportunity to recollect the past and plan the future.

Fu Chengyu
Chairman and Chief Executive Officer

Most of my management team and I are engineers by training and recollection is not our forte. By looking at the past decade, we focus on how CNOOC Limited could build on its past success and reach new heights in the coming years: What past practices should we carry on? What factors in our growth track could we count on for our future development? What would be the biggest challenge on our road ahead? Can we keep singing the same growth story as we have done in the last decade?

I think CNOOC Limited’s future is clear and well-defined, and I would like to share with you my vision for the Company in the next decade.

CONTINUING THE BLUE CHIP ROUTE

In the future, we are determined to continue our blue chip route.

In July 2001, barely listed for half a year, CNOOC Limited was included as a Hang Seng Index constituent stock and became one of the blue chip stocks in the Hong Kong market. In the years that followed, we were praised for our outstanding performance and excellent corporate governance. Nowadays, we have been considered a “good company” by many people.

Currently, as the market regulation is becoming increasingly sophisticated, it is not easy to be considered a good company. Consequently, some people often attribute the “making” of a good company simply to market discipline or regulatory supervision.

Although CNOOC Limited has also benefited from the market forces, I think its success should be more attributable to its own intrinsic desire and persistent efforts to be a “good company”.

To those staff who did not understand why the Company keeps “challenging” itself every year, I always explained this way, “All that we do, be it the efforts in increasing production and reserves of oil and gas and maintaining a steady growth, or the hard work with which we enhance our cost consciousness to maintain our low-cost advantage, are not meant merely to please the market and to satisfy our shareholders. A more fundamental purpose is that we want to make CNOOC Limited a well-respected company in the industry.”

Since its founding, CNOOC Limited has not been contented with only being a beneficiary of high oil price. We hope that we can more clearly and completely demonstrate the Company’s value by realizing its growth potential.

To achieve this objective, CNOOC Limited actively adopts the highest operational standards of the industry and eagerly embraces the advanced management and technologies of the industry leaders. In addition, we have developed a comprehensive internal management system to help us focus on our objective.

Ten years ago, CNOOC Limited chose to take a “blue chip route”. In the last decade, all of our staff have been carrying out their duties conscientiously to achieve this objective.

At our 10th anniversary, I am pleased to learn that our performance has won market recognition. During the financial crisis, despite the significant fluctuations in oil price and the capital market, the Company’s share price has been relatively stable and outperformed the market, demonstrating that our shareholders have remained confident with the Company. I am very proud of this. Here, the results of 2009 allow me to announce that, even though the gloom of the financial crisis has not been completely dispelled, the outstanding performance of CNOOC Limited enables us to live up to the name of a “good company” and to the trust of our shareholders.

In 2009, although the international oil price (WTI) decreased by 38.0%, the Company realized a total revenue of approximately RMB105.20 billion and a net profit of approximately RMB29.49 billion. Our net production of oil and gas reached 227.7 million BOE, representing a 17.2% growth over the previous year. Meanwhile, no major health, safety and environmental incident occurred in its operations.

CONTINUING OUR GROWTH STORY

Although CNOOC Limited’s daily production has tripled since 1999 and its net profit has increased more than six times, a steady growth will continue to be its dominant theme for the next decade.

I mentioned to you before that my confidence in the future of the Company is based on its solid foundation of resources, its immense potential for development, its comprehensive management system and the perseverance of CNOOC people.

Today, I would like to add that I believe our future growth will also be powered by our faith as well as our persistent pursuit of our established strategy. Here, I would like to reiterate three strategies enshrined by us as follows: focusing on reserve and production growth; developing and expanding natural gas business; and maintaining a prudent financial policy.

For the last decade, although international oil price (WTI) once skyrocketed to US$145.29 per barrel and also once slumped to US$11.37 per barrel, we have always been following our strategies in all business practices. Such discipline has won us remarkable returns, and I strongly believe that it will continue to drive CNOOC Limited’s future growth.

ENHANCING DEVELOPMENT QUALITY

CNOOC Limited has announced its growth plan. In 2010, we aim to increase our production by 21%-28%, and after then will continue such growth at a compound annual rate of 6%-10% for the next five years.

Although CNOOC Limited’s focus on growth has won it a lot of applauses, some investors have voiced their concerns: with such ambitious production targets, will the Company sacrifice its cost advantage and corporate responsibilities for a blind expansion?

In my mind, the quality of future development is as important as the speed of its growth. The Company would never give up its pursuit of quality while achieving a steady production growth. The improvement of our development quality should include both internal and external aspects: internally, our cost level and technological capabilities, and externally, our fulfillment of corporate responsibilities and the sustainability of our development.

As you know, our production comes from offshore, and an offshore producer must deal with higher cost than its onshore counterpart. Besides that, for CNOOC Limited, heavy oil, which comprises over half of its total oil production, further increases the Company’s cost pressure. Nevertheless, the Company has maintained its cost advantage since its founding, benefiting from its consistent low cost strategy and efforts. In 2009, facing with the market environment of low oil prices and high costs without apparent improvement, the Company effectively curtailed the rate of its cost increase through measures such as optimization of operation processes and centralization of operation resources.

Therefore, my answer to your concerns is as follows: “Despite the industry’s general upward trend of cost, CNOOC Limited has maintained its hard-earned cost advantage. Of course, our objective is not to ensure that our cost does not increase at all, but to maintain and leverage our relative cost advantage in the industry”.

Enhancing our technological capabilities not only is necessary for our streamline development but also helps us in maintaining our cost advantage. In this respect, CNOOC Limited has reached a considerable level at all phases of its activities extending from exploration, development to production.

Over the years, we have advanced our exploration activities with the breakthrough of new theories, and those activities, in return, further deepened our theoretic research. For instance, the progress of research on the formation conditions of offshore medium and large oil and gas fields has laid a solid foundation for our future reserves addition.

We have kept innovating our development and production activities and developed many patented technologies suitable for offshore China. In order to make these technologies more effective, we have kept implementing a “perfection by practice” process. In 2009, the Company improved its technologies such as the enhancement of heavy oil recovery and the development of marginal fields in Bohai Bay.

We also strive to enhance the technological capabilities of our operations such as by shifting from traditional single oilfield development to regional development. I believe these changes will enable the Company’s operations and management to become our new competitive advantages.

EMPHASIZING THE WIN-WIN THEME

In the oil industry, there are quite a number of century-old blue chip companies. CNOOC Limited aspires to join their league. At a time when sustainable development has become a global theme, how can a company maintain its edge? I think the win-win philosophy would form a good basis for our future development.

Clearly, growth is our unrelenting pursuit, and the win-win philosophy would be our resolute conviction. On our road ahead, we will continue to:

Cherish resources and the environment. We believe this is the top priority in achieving a win-win situation with nature. In order to improve environmental protection, the Company has, in addition to the ordinary protection measures in its operational process, endeavoured to extend the life span of its oil and gas fields and develop marginal fields effectively and economically through various methods.

Reward shareholders with solid performance. For 2009, the Board of Directors has proposed a final dividend of HK$0.20 per share as a way of sharing the Company’s achievements with our shareholders.

Produce more energy for our community, treat our employees with care, reward our society with affection. Social responsibilities and sustainable growth will be the key tones of our future development. We would like to call your attention to the CNOOC Limited Social Responsibility Report, to gain a better understanding of our pursuit of the “win-win” situation.

As 2010 heralds the second decade of the 21st century, CNOOC Limited will embark on a new expedition. Our target is ahead and the road is under way. We look forward to joining hands with you on our journey in the next decade.

Fu Chengyu
Chairman and Chief Executive Officer

Hong Kong, 31 March 2010

OPERATIONS REVIEW

OVERVIEW

CNOOC Limited is an upstream company specialized in the exploration, development and production of oil and natural gas. It is a major oil and natural gas producer in offshore China and, in terms of reserves and production, it is also one of the largest independent oil and natural gas exploration and development companies in the world. As of the end of 2009, the Company had net proved reserves of 2.66 billion BOE, including approximately 1.67 billion barrels of crude oil and 5,944.0 bcf of natural gas. In 2009, the Company had an average daily production of approximately 509,696 barrels of crude oil and approximately 653.5 mmcf of natural gas, representing a total net oil and gas production of 623,896 BOE per day.

EXPLORATION, DEVELOPMENT
AND PRODUCTION

In offshore China, the Company engages in oil and natural gas exploration, development and production activities in Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea either independently or through production sharing contracts with foreign partners. In recent years, it has been adding reserves and production mainly through independent exploration and development. As of the end of 2009, approximately 63.3% of the Company’s net proved reserves were independent and approximately 51.9% of its production came from independent projects. China National Offshore Oil Corporation (“CNOOC”), the controlling shareholder of the Company, has the exclusive right to explore and develop oil and natural gas in offshore China with foreign partners through production sharing contracts. As of the end of 2009, 33 production sharing contracts with 27 partners were in force.

In overseas, the Company holds interests in oil and natural gas blocks in Indonesia, Australia, Nigeria and some other countries. As of 31 December 2009, the Company’s overseas net proved reserves and net production accounted for approximately 17.6% and 17.4% of its total net proved reserves and total net production, respectively.

Exploration
In 2009, the Company continued to carry out exploration activities focusing on: exploration for crude oil in core areas, natural gas exploration and deep water exploration. With the achievement of a number of exploration breakthroughs, the exploration results were remarkable.

In 2009, in offshore China, the Company’s independent explorations resulted in 15 new discoveries and 11 successful appraisals, while its PSC exploration efforts resulted in two new discoveries and one successful appraisal. In overseas, the Company made two discoveries and one successful appraisal.

The Company’s main exploration achievements in 2009 include: multiple discoveries made in Shijiutuo Uplift area, which has become a new area for reserves additions; the discovery of Jinzhou 20-2 North oilfield, representing another breakthrough at Liaodong Bay; the successful expansion of the Yellow River Mouth trough, increasing the size of its reserves; the successful expansion in progressive exploration at Weixi’nan; various breakthroughs in deepwater exploration, including a new gas discovery of Liuhua 34-2 and the successful appraisal of Liwan 3-1 gas field. Furthermore, Kenli 10-1 structure was appraised with remarkable progress, and numerous small oilfields were discovered around Wenchang oilfields, helping to advance the overall development.

TABLE OF MAJOR EXPLORATION ACTIVITIES IN 2009:

		Exploration Wells			New Discoveries		Successful Appraisals			Seismic Data
	Independent		PSC						2D (km)		3D (km2)
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC
Offshore China
Bohai	19	20	2	–	8	–	6	–	–	–	5,476	–
Eastern South China Sea	6	4	5	4	2	2	2	1	12,236	–	1,575	946
Western South China Sea	15	12	1	–	4	–	3	–	8,873	173	1,783	–
East China Sea	1	–	–	–	1	–	–	–	8,803	–	–	1,854
Subtotal	41	36	8	4	15	2	11	1	29,912	173	8,834	2,800
Overseas
Subtotal	–	–	13	1	–	2	–	1	–	4,065	–	730
Total	41	36	21	5	15	4	11	2	29,912	4,238	8,834	3,530

Development and Production

In 2009, the Company overcame multiple difficulties in development and production and, despite the significant operating challenges, succeeded in attaining the targets set forth at the beginning of the year and achieved remarkable results.

The Company had more than 20 projects underway in 2009, facing with a heavy workload for engineering construction and completion of well-drilling. Despite such heavy workload and tight resources, the Company completed its oilfield development and drilling activities with high quality, enabling the production commencement of most new oil and gas fields to be on schedule and three new projects to commence production ahead of schedule.

Due to those factors beyond control such as extreme weather, the Company’s offshore operations were seriously affected. In 2009, the Company suffered production shutdown at Huizhou oilfields and Bozhong 25-1 oilfield due to typhoons and strong winds, respectively. Thanks to the Company’s robust emergency response system, its well-trained staff and the management’s correct response, the extreme weather conditions did not cause any casualties or environmental pollution, demonstrating the Company’s capability in handling emergencies.

Despite various difficulties, the Company managed to accomplish its annual production targets through innovative operations and management. In 2009, its net oil and gas production was 227.7 million BOE, representing a growth of 17.2% over the previous year.

Several factors helped the Company to overcome difficulties and meet its annual production targets. First, streamlined management enabled the production time efficiency of most oilfields to reach as high as 96% to 97%. Secondly, a slower decrease in composite decline rate of producing oilfields was achieved by enhanced water flooding efficiency and successful infill drilling, resulting in production growth. Thirdly, a steady ramp-up was achieved in oil and gas fields commencing production in last two years. Fourthly, certain oilfields commenced production ahead of schedule.

The Company’s net proved reserves, net production and acreage of major exploration areas as of 31 December 2009 are set out in the following table:

							Major
	2009 Net Production			Net Proved Reserves as of 31 December 2009			Exploration
	Subtotal	Oil	Gas	Subtotal	Oil	Gas	Areas Acreage
	(BOE/day)	(Bbls/day)	(Mmcf/day)	(Mmboe)	(Mmbbls)	(bcf)	(Km2)

Offshore China
Bohai Bay	267,079	253,884	79.2	1,159.1	1,028.2	785.4	42,973
Western South China Sea	120,745	72,605	275.4	625.4	258.9	2,198.6	73,388
Eastern South China Sea	126,765	118,395	50.2	331.5	190.9	843.6	55,424
East China Sea	1,057	63	6.0	74.0	17.5	338.9	85,413
Subtotal	515,646	444,947	410.8	2,190.0	1,495.6	4,166.6	257,197
Overseas
Asia	45,555	22,163	140.3	234.2	53.8	1,082.5	122,985
Oceania	26,337	6,228	102.4	134.6	26.5	648.9	60,330
Africa	35,591	35,591	–	90.0	90.0	–	4,200
North America	767	767	–	9.7	2.0	46.0	108
Subtotal	108,250	64,749	242.7	468.5	172.2	1,777.5	187,623
Total	623,896	509,696	653.5	2,658.4	1,667.8	5,944.0	444,820

REVIEW BY REGIONS

OFFSHORE CHINA

Bohai Bay

Bohai Bay is the most important oil and gas production area for the Company. As at the end of 2009, approximately 43.6% of the reserves and 42.8% of the production of the Company were located in Bohai Bay. The operation area in Bohai Bay is mainly shallow waters with a depth of 10 to 30 meters.

Rich in oil and gas resources, Bohai Bay has been the Company’s main area for exploration and development. In recent years, the Company has made a number of commercial discoveries there. It is expected to remain the primary area for the Company’s exploration and development in the future. In 2009, the Company made eight successful discoveries in Bohai Bay, namely Qinhuangdao 35-4, Qinhuangdao 36-3, Qinhuangdao 29-2, Bozhong 2-1, Bozhong 29-1, Jinzhou 20-2 North, Suizhong 36-1 South and Qikou 17-3 (rolling exploration). Six wells were successfully appraised, including Qinhuangdao 35-4, Qinhuangdao 29-2, Qinhuangdao 36-3, Jinzhou 20-2 North, Kenli 10-1 and Bozhong 35-2.

In 2009, the Company made four new discoveries and one successful appraisal in Shijiutuo Uplift area, which has become a new area for reserves additions in Bohai Bay. In particular, the recently discovered Qinhuangdao 29-2 was a breakthrough in the Company’s Qinnan trough exploration in the area. At Bozhong Sag, the Company made two new discoveries, namely Bozhong 2-1 and Qinhuangdao 36-3. In addition, the appraisal of the Qinhuangdao 35-4 structure was highly successful and the scale of its reserve was expanded, helping to advance the exploration and development in this area.

Liaodong Bay is another important area for the Company’s oil exploration. Following the discovery of the light oilfield Jinzhou 25-1 in 2008, the Company made another breakthrough in Liaodong Bay exploration in 2009 through the discovery of Jinzhou 20-2 North, corroborating the Company’s estimation of the exploration potentials of this area.

As for Yellow River Mouth trough, the Company made a new discovery of Bozhong 29-1 in this area through progressive exploration. Moreover, Bozhong 35-2 was appraised as carrying more than midscale reserve. The successful exploration further increased the scale of reserve in this area.

Furthermore, the appraisal of Kenli 10-1 was remarkable. The Company expects to build it into another sizable oilfield in Bohai Bay.

In 2009, a number of new projects in Bohai Bay were brought into production, accelerating the Company’s production growth. These included the commencement of production of Bozhong 28-2 South, Luda 27-2, Qinhuangdao 33-1, Bozhong 13-1 and Bozhong 34-1 North. Jinzhou 25-1 South and Caofeidian 18-2, which were planned to commence production in 2010, commenced production ahead of schedule due to effective project management.

Because of our streamlined management, the decline rates of existing oilfields in Bohai Bay have been slowed over time. Meanwhile, the infill drilling was also very successful, resulting in the production either reaching or exceeding the expectation.

The commencement of new projects, together with the solid performance of producing oilfields, was instrumental in offsetting the production loss of Bozhong 25-1, which was forced to shut down due to strong winds, and contributed to the production growth of the Company.

Western South China Sea

Western South China Sea is the most important natural gas production area for the Company. Typical water depth of the Company’s operation area in this region ranges from 40 to 120 meters. The crude oil produced is of high-quality with light and medium gravity.

In 2009, the Company made four new discoveries in this area, namely Wushi 1-4, Weizhou 12-2, Dongfang 1-1 Middle Stratum and Wenchang 8-3 East. Among those discoveries, Wushi 1-4 and Weizhou 12-2 were achieved with the Company’s progressive exploration in the Weixi’nan area. Wenchang 8-3 East is located near the Wenchang oilfields and is expected to be able to be developed economically. In addition, three successful appraisals were achieved, namely Wushi 1-4, Weizhou 12-2 and Wenchang 8-3 East.

In 2009, one of the Company’s main natural gas projects in offshore China, Ledong 22-1/15-1, commenced production, supporting the Company’s rapid growth in natural gas production.

Eastern South China Sea

Eastern South China Sea is one of the Company’s most important crude oil producing areas. The typical water depth of the Company’s operation area in this region ranges from 100 to 300 meters. The crude oil produced is mostly of light to medium gravity.

In 2009, the Company’s independent exploration made two new discoveries in this area: Huizhou 25-8 and Panyu 10-4.

The discovery of Huizhou 25-8 demonstrated the exploration potential of this area and helped to advance the development of several small oil and gas structures in the area. In addition, Panyu 35-1 and Panyu 35-2 gas fields were successfully appraised.

In 2009, the Company’s partner made breakthroughs in deepwater exploration in this area. The natural gas field Liuhua 34-2 was discovered, and Liwan 3-1 gas field was successfully appraised. Such discovery and successful appraisal have demonstrated again the significant exploration potential of deep water areas in South China Sea. The Company’s partner also made one discovery in this area, namely Lufeng 7-1.

The development and production of this area were affected by typhoons. Several typhoons, in particular Typhoon Koppu, caused production shutdown for the Huizhou oilfields and had considerable adverse impacts on production. Despite such unfavorable conditions, the Company offset such production loss by improving the workover plan of Xijiang and Panyu oilfields that reduced their downtime. The commencement of production of Panyu 30-1 gas field contributed to the Company’s production growth in natural gas.

East China Sea

East China Sea is the least explored area of the four principal producing areas of the Company. Typical water depth of the Company’s operation area in this region is approximately 90 meters, and the crude oil produced is mainly of light gravity.

The Company made progress in East China Sea exploration in 2009 with the discovery of new oil and gas structure.

OVERSEAS

Asia
Asia is one of the Company’s main overseas oil and gas producing regions. The Company holds assets mainly in Indonesia and Myanmar.

Indonesia
In Indonesia, the Company mainly owns interests in the following production sharing contracts: the South East Sumatra Production Sharing Contract, the Offshore North West Java Production Sharing Contract, the West Madura Production Sharing Contract and Poleng Technical Assistance Contract. Among these, the Company is the operator of the South East Sumatra block and owns approximately 65.54% of its interests.

The Company also owns approximately 13.90% of the interests in the Tangguh LNG Project in Indonesia. Located in West Papua and comprising three blocks of Berau, Muturi and Wiriagar, this project commenced production in 2009. As the Company’s second overseas LNG project which commenced production after the North West Shelf Project in Australia, it provides strong support to the growth in the Company’s overseas production of natural gas.

In addition, the Company owns partial interests in the Malacca Strait, South East Palung Aru and Batanghari Production Sharing Contracts.

In 2009, to cope with the fact that most producing oil and gas producing fields in Indonesia are mature, the Company adopted various measures to maintain and increase production, such as water flooding and infill drilling, in order to keep the decline rates of these mature oilfields at low levels.

Other Regions in Asia
The Company owns interests in several blocks in Myanmar, Cambodia and Qatar. Currently, these blocks are still under exploration.

Oceania
Currently, the Company’s oil and gas resources in Oceania are all located in Australia.

Australia
The Company owns 5.3% of the interests in Australia’s North West Shelf Project. The project has commenced production and currently supplies gas to such customers as the Dapeng LNG Terminal in Guangdong, China.

In addition, the Company owns interests in one exploration block in Australia.

Africa
Africa is one of the areas with large reserve base. The Company’s assets in Africa are primarily located in Nigeria.

Nigeria
The Company owns 45% interest in the OML 130 block in Nigeria. The OML 130 Project is a deepwater project and includes four oilfields, namely AKPO, EGINA, South EGINA and PREOWEI. AKPO commenced production in March 2009. As at the end of 2009, the AKPO oilfield had completed drilling of 24 wells. Since its commencement of production, this oilfield had been steadily increasing its production and became the main driver for the Company’s overseas production growth in 2009.

Other Areas in Africa
Besides Nigeria, the Company also owns interests in several blocks in Kenya, Equatorial Guinea, the Republic of Congo and Liberia. These blocks are currently under exploration.

North America
The Company holds interests in oil and gas blocks in Trinidad and Tobago and the Gulf of Mexico in North America.

Trinidad and Tobago
In 2009, the Company, through a joint-venture company, acquired a 12.5% interest in the 2C block and a 12.75% interest in the 3A block in Trinidad-Tobago. The 2C block has commenced producing crude oil since 2005 and is expected to begin producing natural gas in 2011.

In 2009, the 2C block contributed to the Company’s production.

Other Areas in North America
Besides Trinidad and Tobago, the Company also owns interests in several blocks in the Gulf of Mexico.

SALES AND MARKETING

Sales of Crude Oil
The Company sells its crude oil produced offshore China to the PRC market through CNOOC China Limited, its wholly owned PRC subsidiary. The Company sells its crude oil produced overseas to the international and the domestic markets through China Offshore Oil (Singapore) International Pte Ltd, also its wholly owned subsidiary.

The Company’s sale prices are mainly determined based on the prices of international benchmark crude oil of similar quality, with certain premium or discounts due to the supply and demand. Although prices are quoted in U.S. dollars, customers in China pay Renminbi. The Company currently sells three types of crude oil in China, namely light crude, medium crude and heavy crude. Refineries and chemical factories of CNOOC, Sinopec and PetroChina are the Company’s major customers in China.

Affected by the recent global financial crisis, international oil prices remained subdued in the first half of 2009, causing a significant decrease in the Company’s realized oil prices. In the second half of 2009, as major economies showed signs of recovery and the Chinese economy particularly maintained a steady rapid growth, the international oil prices gradually rebounded.

To cope with the sharp volatility of international oil prices, the Company strengthened its sales management and effectively reduced the sales risks. Capitalizing on the robust demand for crude oil in the domestic market and the higher Far East Oil Benchmark, the Company effectively managed the sales of its crude oil. In 2009, the Company achieved an average realized oil price of US$60.61 per barrel, representing a 32.2% decrease over the previous year.

Sales of Natural Gas
Currently, the Company’s natural gas sales prices are determined by the negotiations between the Company and its customers. Generally, the natural gas sales agreements are long-term contracts. The Company’s major natural gas customers are mainly located in Guangdong, Hainan, Shandong and Hong Kong, including Castle Peak Power Company Limited, CNOOC Kingboard Chemical Limited and China BlueChemical Ltd.

In 2009, based on the condition of the domestic gas market, the Company raised its gas sales prices for certain customers through negotiations, and our average realized gas price gradually increased to US$4.01 per thousand cubic feet, representing a 4.7% increase over the previous year.

SCIENCE AND TECHNOLOGY DEVELOPMENT
In 2009, the Company continued to focus its scientific and technology research on exploration and development. Certain research findings have been applied to daily operations and yielded positive results.

Major Projects
The Company has been strengthening its selection and planning of scientific research and technology development efforts. In some key areas such as offshore frontier exploration and technologies, enhancement of oil recovery, offshore marginal oilfields development, deepwater oilfield development, heavy oil development and overseas exploration and development, the Company established various special task forces working on major projects, with an aim to make the Company technologically prepared for a sustainable development in the mid-to-long term.

In addition, the Company has undertaken several China National Scientific Research Projects, such as that for “Key Technologies and Facilities for Deepwater Exploration and Development in South China Sea.” The research for these projects made smooth progress in 2009.

Critical Technological Research
In 2009, the Company’s operations benefited from a number of technological developments. Exploration activities guided by new theories and technologies facilitated the steady increase in the Company’s oil and gas reserve. The full implementation of enhanced oil recovery at Penglai 19-3 oilfield significantly improved production performance. A large-scale offshore infill drilling was adopted for the first time in offshore China at Suizhong 36-1 oilfield and produced an improved oil extraction rate and a decrease in production decline rate. Recovery technologies of polymers injection in Bohai Bay further improved our production performance.

INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM

The Company recognizes that it is the duty and obligation of its management to establish and maintain an internal control and risk management system, which serves the Company’s strategic objectives and meets the practical requirements of the Company.

The Company established an Investment and Risk Management Committee, which is responsible for investment decisions and risk management. All material decisions should be approved by at least two-thirds of the members of such committee. The Company cannot invest in any projects which have been vetoed by the committee. Thus, decision making risks can be reduced institutionally.

In addition, the Investment and Risk Management Committee is responsible for: setting the objective of risk management, assessing key risks in major investments, important events and key business processes, reviewing and approving solutions to major risks, and submitting the risk management report to the Board periodically.

In 2002, the U.S. Congress promulgated the “Sarbanes-Oxley Act” in order to safeguard the interest of investors and enhance the accuracy and effectiveness of financial reporting and financial information disclosure. In 2004, the Stock Exchange of Hong Kong issued the “Code on Corporate Governance Practices”. All these act and code imposed stricter regulatory requirements on corporate governance and internal control. The Company’s management believes such regulations not only represent regulatory requirements imposed by the markets, but also motivate the Company in improving its management and further creating shareholders’ value. These requirements will also guide the management’s attention into the Company’s high-risk areas, ensuring that all critical risk factors in different levels and entities can be addressed and controlled.

The Company introduced the internal control framework developed by COSO of the United States, establishing a control system and mechanism over financial, operational and compliance controls. Such internal control system is being continuously reviewed and evaluated to ensure timely, accurate and complete information disclosure.

In 2007, the Company officially adopted COSO-ERM framework to ensure that all key risk factors are paid enough attention to and closely monitored.

Meanwhile, the Company realized that internal control and risk management are those areas which demand continuous improvement. In 2009, the Company continued to optimize its risks control system and organized several training sessions regarding risk management in the global financial crisis environment, safeguarding the Company’s stable growth under the crisis times. Listed in both Hong Kong and the U.S., the Company will continue to strictly comply with all regulatory requirements, strengthen its internal control and risk management system, and maintain a high standard of corporate governance to assure the Company a more robust development.

HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION (HSE)

The Company promotes the philosophy and culture of HSE among its staff. The Company has established a comprehensive management system to facilitate its fulfillment of social obligations, improve staff’s awareness of HSE protection during operations, and strengthen their risk identification and management skills. The Company has also adopted HSE management standards for its contractors.

In 2009, the Company emphasized risk identification and control in areas of production safety, environmental protection and occupational health, and achieved satisfactory results in managing key potential risks. The primary measures adopted by the Company included elimination of single-hull oil tankers, thorough examination of the integrity of pipelines and storage tanks, and implementation of publication and supervision system for significant safety and environmental risks. Effective execution of these measures enabled the Company to achieve its HSE targets, and the robust HSE performance facilitated the smooth operations.

In 2009, there were no critical casualty accidents, and neither were there any liability claims for losses of over RMB1 million. The Company’s Occupational Safety and Health Administration (“OSHA”) statistics remained at a good level, and our performance demonstrated continuous improvement.

In 2009, the Company implemented an HSE publication and supervision system to address major potential risks. All risks identified have been addressed by the end of 2009.

In 2009, the Company conducted a special examination of the HSE systems of its subsidiaries as scheduled. The examination facilitated continuous improvement in the HSE systems of the operational sites and helped to ensure the safety of onsite production.

In order to improve the emergency response, the Company prompted all of its business units to establish and enhance the emergency information system. In 2009, the Company launched those systems to track vessel movements and the personnel offshore.

In 2009, the Company engaged professional assessors to conduct management audits and safety checks on helicopter contractors. The contractors were required to rectify all problems identified. With respect to diving safety, the Company held a seminar to reinforce its management in 2009. Furthermore, the Company identified and screened out those unqualified contractors of diving operations.

						Number	Rate
				Number	Rate	of Days	of Lost
		Number of	Rate of	of Lost	of Lost	Away &	Workdays &
	Gross	Recordable	Recordable	Workdays	Workdays	Working	Restricted	Death
Scope	Man-hours	Cases	Cases	cases	Cases	Shifts	Days	Cases

Company staff	12,651,109	4	0.06	2	0.03	31	0.49	0

Staff of the Company and direct contractors	82,342,723	66	0.16	38	0.09	864	2.10	1

CORPORATE CITIZEN

The Company has made great efforts to provide clean and reliable energy to the community. At the same time, social responsibility is our another top priority. The Company is not only required to enhance its core competitiveness, achieve sustainable development, and create value for the shareholders, but also to pay close attention to various stakeholders, so as to accomplish harmonious development between the Company and the community, and between humanity and nature. The Company’s social responsibilities cover a variety of areas, primarily including:

1.	Promoting proactive energy conservation and emission reduction, to create, on the basis of HSE, a harmony among the staff, itself, nature and society.

2.	Participating actively in poverty and disasters relief work, education charities, etc., to improve living standards and the environment of the public citizens.

3.	Participating in the construction of infrastructure facilities, to create a harmonious atmosphere with mutual benefits between the Company and the community.

In 2009, the Company actively participated in all sorts of social causes to offer a helping hand to disaster victims, as well as the poor and students in need, to fulfill its social obligations.

In 2009, the Company continued to fulfill its donation commitment to the Sichuan earthquake-hit area. In addition to an assistance fund of RMB60 million provided to the disaster area in 2008, the Company, through the cost saving and efficiency enhancement, donated another RMB60 million for reconstruction. Besides, the Company continued its support for the charity activities in Tibet and for the “Mother’s Water Cellar” project. In Hong Kong, the Company continued to cooperate with The Chinese University of Hong Kong in contributing HK$3 million to its scholarship fund.

In 2009, the Company published its first edition of “Corporate Social Responsibility Report (Overseas)”. As a global citizen, the Company also carries out its social responsibilities overseas. In overseas operations, the Company cared highly for environmental protection, strived to become a welcomed operator, a qualified employer of the local petroleum workers, and a good neighbor in local communities. In Kenya, the Company was involved in local charity activities at all levels, including donating water wells, providing education aid to local schools and donating food to local governments. In Nigeria, the Company sponsored over 6,000 charity initiatives in an aggregate amount of US$1.026 million in 2008 and 2009. In Australia, the Company donated AUS$20,000 to the fire-stricken State of Victoria.

HUMAN RESOURCES

In 2009, the Company continued to closely follow its corporate strategies, serve the need of business operation, and make position evaluation as a keynote in the course of planning, executing and managing its work on human resources, completing its organizational structure, improving management systems and reinforcing talent cultivation.

Improving the employment and remuneration system under the Company’s growth strategy
In 2009, aiming to solve its practical problems, the Company focused on the overall human resources strategy instead of fragmental work such as bonus, remuneration, employment and training. Following newly-promulgated Labor Contract Law of the PRC, the Company reviewed its employment policies, simplified its labor contracts, and formed a well-organised and legal employment structure. We expanded our remuneration scheme and provided three career development ways for our employees, namely business management, professional and technical.

Through improvement of employment policy, labor contracts, remuneration scheme and basic remuneration system, we are trying to establish an employment and remuneration system that complies with the new Labor Contract Law and serves the Company’s growth strategy.

Proactively fulfilling corporate social responsibility to attract talents
In the face of the global financial crisis, CNOOC proactively upheld its corporate social responsibility by forgoing paycuts or layoffs and continued to step up its efforts in academy-enterprise cooperation by recruiting fresh graduates as planned. Training and job placement have enabled new recruits to rapidly fit in the management and corporate cultures of the Company as they improved significantly in their business competencies. More effective assessment methods were adopted to help new recruits to meet with the robust development objectives of the Company. Through well-rounded development and cultivation, new recruits grew rapidly and have become a new driving force for the Company.

A win-win relationship with the employees was achieved by extensive training programs coupled with promising development opportunities and competitive remuneration packages.

Pursuing scientific evaluation to achieve reasonable planning and graded management
In 2009, the Company carried out human resources planning and allocation in accordance with current market trends and demands. The overall management of human resources remained with the Company’s headquarters as a result of internal position allocation, while human resources needs for new oilfields production and overseas expansion were also met. This has supported corporate development of the Company effectively. In addition, positions across all departments and branches were evaluated and compared to continuously improve the human resources structures.

Building a corporate strength model as a solid foundation for core competitiveness
Following its overall development strategies, the Company continues to build a corporate strength model, laying a solid foundation for the further enhancement of its core competitiveness. The Company has systemically built a comprehensive model of corporate strength, which includes the corporate core strength model, the professional technical model, and other strength models for exploration supervisors, project managers and on-site personnel. The corporate strength model was developed on the basis of enhancing capability through expertise and performance appraisals in order to provide promising career development for the staff. The Company continues to enhance its training system on this basis, and keeps on nurturing and developing its staff in a methodological and rational manner.

Meanwhile, the Company continues to utilize the current performance management system, which helps to enhance the overall corporate performance and the individuals’ performance.

Intensifying the establishment of an international talent force
In 2009, the Company established an international talent database and employed a number of approaches, including off hour and online training, to train international talents systematically in order to maintain a solid source of talent for overseas development. The Company has focused on professionalism and language proficiency training to cultivate a team of outstanding and international professionals.

Corporate Governance Report

GOVERNANCE STANDARDS

The Company has always upheld and executed high standard of business ethics, for which its transparency and standard of governance have been recognized by the public and its shareholders. High and strict standard of corporate governance enables the Company to operate steadily and efficiently and is in the long-term interests of the Company and its shareholders.

Since its listing, the Company has endeavoured to maximize its shareholders’ value. In 2009, the Company executed its corporate governance policies strictly and sought to comply with the relevant provisions of the Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), ensuring that all decisions were made on the principles of trust and fairness and in an open and transparent manner, so as to protect the interests of all shareholders.

KEY CORPORATE GOVERNANCE PRINCIPLES AND THE COMPANY’S PRACTICES

A.	DIRECTORS

A.1	The Board
Principle: “An issuer should be headed by an effective board which should assume responsibility for leadership and control of the issuer and be collectively responsible for promoting the success of the issuer by directing and supervising the issuer’s affairs. Directors should take decisions objectively in the interests of the issuer.”

•	The Board consisted of eleven members, including three Executive Directors, three Non-executive Directors and five Independent Non-executive Directors, as of 31 December 2009.

•
The list of Directors, their respective biographies, and their respective roles in the Board Committees are set out on pages 31 to 35 and 120 respectively. The relevant information is also disclosed on the Company’s website.

•
The Board and Committee members of the Company are dedicated, professional and accountable. In addition, the Company used to invite internationally recognized figures serving on the international advisory board which was dissolved after its annual meeting in 2009.

•
Board meetings have been held 5 times during last year. In addition to the Board meetings, the members of the Board have also actively participated in the discussion on the business and operation of the Company, either in person or through other electronic means of communication such as emails, when necessary.

•
There exists an open atmosphere for Directors to contribute alternative views. All decisions of the Board are made on the principles of trust and fairness in an open and transparent manner, so as to protect the interests of all shareholders.

Attendance at full Board meetings in 2009:

No. of Meetings attended (5 meetings in total)

Executive Directors
Fu Chengyu (Chairman)	5/5
Yang Hua	5/5
Wu Guangqi (Note 1)	4/5

Non-executive Directors
Luo Han (Note 2)	1/1
Zhou Shouwei (Note 3)	4/5
Cao Xinghe (Note 4)	4/5
Wu Zhenfang	5/5

Independent Non-executive Directors
Edgar W. K. Cheng	5/5
Chiu Sung Hong	5/5
Lawrence J. Lau (Note 5)	4/5
Tse Hau Yin, Aloysius	5/5
Wang Tao (Note 6)	4/5

Note 1:	Mr. Wu Guangqi appointed Mr. Yang Hua as his alternate to attend the Board meeting held on 15 July 2009 and to vote on his behalf.

Note 2:	Mr. Luo Han retired as a Non-executive Director of the Company with effect from 31 March 2009.

Note 3:
Mr. Zhou Shouwei was re-designated to Non-executive Director with effect from 31 March 2009. Mr. Zhou Shouwei appointed Mr. Wu Guangqi as his alternate to attend the Board meeting held on 26 August 2009 and to vote on his behalf.

Note 4:	Mr. Cao Xinghe appointed Mr. Wu Zhenfang as his alternate to attend the Board meeting held on 26 August 2009 and to vote on his behalf.

Note 5:	Mr. Lawrence J. Lau appointed Dr. Edgar W. K. Cheng as his alternate to attend the Board meeting held on 31 March 2009 and to vote on his behalf.

Note 6:	Mr. Wang Tao appointed Mr. Fu Chengyu as his alternate to attend the Board meeting held on 27 May 2009 and to vote on his behalf.

•	The Joint Company Secretaries consulted the Directors on matters to be included in the agenda for regular Board meetings.

•
Dates of regular Board meetings are scheduled at least 2 months before the meeting to provide sufficient notice to all Directors so that they can have an opportunity to attend. For non-regular Board meetings, reasonable advance notice will be given.

•	All Directors have access to the advice and services of the Joint Company Secretaries to ensure that Board procedures as well as all applicable rules and regulations are followed.

•	Minutes of the meetings of the Board and Board Committees are kept by the Joint Company Secretaries and open for inspection at any reasonable time upon reasonable notice by any Director.

•
Minutes of the meetings of the Board and Board Committees recorded in sufficient details the matters considered by the Board and Board Committees and decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of the minutes of the Board meetings and Board Committee meetings are sent to all Directors and all Committee members respectively for their comments and records respectively.

•	The Committees of the Board may, upon reasonable request, seek independent professional advice in appropriate circumstances, at the Company’s expense.

•
If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board and such matter has been considered to be material by the Board, the matter shall not be dealt with by way of circulation or by a committee (except an appropriate Board committee set up for that purpose pursuant to a resolution passed in a Board meeting) but a Board meeting shall be convened for that matter. Independent Non-executive Directors who have no material interest in the transaction shall be present at such Board meeting.

A.2	Chairman and Chief Executive Officer
Principle: “There are two key aspects of the management of every issuer – the management of the board and the day-to-day management of the issuer’s business. There should be a clear division of these responsibilities at the board level to ensure a balance of power and authority, so that power is not concentrated in any one individual.”

•
The Board, as representatives of the shareholders of the Company, is committed to the achievement of business success and the enhancement of long-term shareholder value with the highest standards of integrity and ethics. The Board comprises of five Independent Non-executive Directors who participate in the decision-making of the Board. Besides, the Audit Committee comprises of solely Independent Non-executive Directors. The Company believes that the high involvement of the Non-executive Directors and Independent Non-executive Directors in the management and decision making of the Board and its Committees strengthens the objectivity and independence of the Board.

•	The role of the Board is to direct, guide and oversee the conduct of the Company’s business and to ensure that the interests of the shareholders are being served.

•
On the other hand, the senior management, under the leadership of the Chief Executive Officer, is responsible for conducting the Company’s business and affairs consistent with the principles and directions established by the Board. The clear division of responsibilities between the Board and the senior management ensures a balance of power and authority, as well as efficient management and operation of the Company, which help to contribute to the success of the Company.

•
The Company does not separate the roles of the Chairman and the Chief Executive Officer. The Board believes that this structure contributes to a strong and efficient leadership which is beneficial to the development of the Company. It also enables the Company to make and implement decisions promptly and efficiently. On the other hand, the balance of power and authority is ensured by the operations of the Board and the Board Committees. Further explanation on the deviation from the CG Code provision is set out on page 28 of the annual report.

A.3	Board composition
Principle: “The board should have a balance of skills and experience appropriate for the requirements of the business of the issuer. The board should ensure that changes to its composition can be managed without undue disruption. The board should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgment. Non-executive directors should be of sufficient calibre and number for their views to carry weight.”

•
As of 31 December 2009, the Board consisted of eleven members: three of them were Executive Directors, three of them were Non-executive Directors and five of them were Independent Non-executive Directors. All Directors were expressly identified by categories of Executive Directors, Non-executive Directors and Independent Non-executive Directors in all corporate communications that disclose the names of the Directors of the Company.

•
The Executive Directors of the Company are all individuals with immense experience in the Company’s respective fields of operation. They are all engineers who are familiar with the Company’s businesses and have cooperated with leading global players in the oil and gas industry. Most of them have over 28 years of experiences in petroleum exploration and operation.

•
The Non-executive Directors of the Company are all individuals with immense experiences in the parent company’s respective fields of operation. Most of them have over 28 years of experiences in petroleum exploration and operation.

•
The Independent Non-executive Directors of the Company are all professionals or scholars with backgrounds in the legal, economics, financial and investment fields. They have extensive experience and knowledge of corporate management, making significant contributions to the Company’s strategic decisions.

•	The diverse background of the Board members ensures that they can fully represent the interests of all shareholders of the Company.

•
The Company has received annual confirmations from all of its Independent Non-executive Directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. The Company is therefore of the view that all Independent Non-executive Directors to be independent.

A.4	Appointments, re-election and removal
Principle: “There should be a formal, considered and transparent procedure for the appointment of new directors to the board. There should be plans in place for orderly succession for appointments to the board. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for the resignation or removal of any director.”

•
The Company has established a Nomination Committee which consisted of three Independent Non-executive Directors (Dr. Edgar W. K. Cheng, Professor Lawrence J. Lau and Mr. Wang Tao) and a Non-executive Director (Mr. Zhou Shouwei) as of 31 December 2009. A list of the present members of the Nomination Committee is set out under the section headed “Company Information” on page 120 of the annual report.

•
The role of the Nomination Committee is to establish proper procedures for the selection of the Company’s leadership positions, upgrade the quality of Board members and perfect the Company’s corporate governance structure.

•
The main authorities and responsibilities of the Nomination Committee are to nominate candidates for approval by the Board, to review the structure and composition of the Board, and to evaluate the leadership abilities of Executive Directors, so as to ensure the competitive position of the Company.

•
When nominating a particular candidate, the Nomination Committee will consider (1) the breadth and depth of the management and/or leadership experience of the candidate; (2) financial literacy or other professional or business experience of the candidate that are relevant to the Company and its business; and (3) the experience in or knowledge of international operations of the candidate. All candidates must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules.

•
The Nomination Committee is also responsible for evaluating the contributions and independence of incumbent Directors so as to determine whether they should be recommended for re-election. Based on such evaluation, the Nomination Committee will recommend to the Board candidates for re-election at general meetings and appropriate replacements (if necessary). The Board, based on the re- commendation of the Nomination Committee, will propose to the shareholders the candidates for re-election at the relevant general meetings.

•	A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next extraordinary general meeting and/or annual general meeting (as appropriate).

•	During the year ended 31 December 2009, the Nomination Committee recommended the following candidates as Directors:

Re-appointment of Mr. Wu Guangqi as Executive Director, Mr. Cao Xinghe and Mr. Wu Zhenfang as Non-executive Directors, Mr. Edgar W. K. Cheng as Independent Non-executive Director.

Attendance of individual members at Nomination Committee meetings in 2009

No. of Meetings attended
Directors	(2 meetings in total)

Luo Han (Note 1)	1/1
Zhou Shouwei (Chairman)	1/1
Edgar W. K. Cheng	2/2
Lawrence J. Lau	2/2
Wang Tao	2/2

Note 1:	Mr. Luo Han retired as Chairman of the Nomination Committee with effect from 31 March 2009. Mr. Zhou Shouwei was appointed as Chairman of the Nomination Committee on the same day.

A.5	Responsibilities of Directors
Principle: “Every director is required to keep abreast of his responsibilities as a director of an issuer and of the conduct, business activities and development of that issuer. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and fiduciary duties as executive directors.”

•	The Company regularly updates its Directors with changes in laws and regulations relevant to their roles as Directors of the Company.

•
All Directors newly appointed to the Board receive appropriate briefing and training from the Company. The senior management and the Joint Company Secretaries will also conduct subsequent briefings as and when necessary, to ensure that the Directors are kept appraised of the latest developments relevant to the operations and business of the Company and are able to discharge their responsibilities properly.

•
Each Independent Non-executive Director attended or appointed his alternate to attend all regularly scheduled meetings of the Board and Committees on which such Independent Non-executive Director sat in, and reviewed the meeting materials distributed in advance for such meetings. A number of Executive Directors, together with several Independent Non-executive Directors, attended the annual general meeting and the extraordinary general meeting and answered questions raised by the shareholders.

A.6	Supply of and access to information
Principle: “Directors should be provided in a timely manner with appropriate information in such form and of such quality as will enable them to make an informed decision and to discharge their duties and responsibilities as directors of an issuer.”

•
The Company’s senior management regularly supplies the Board and its Committees with adequate information in a timely manner to enable them to make informed decisions. Senior management also organised presentations to the Board by professional advisers on specific transactions as appropriate.

•
For regular Board meetings and Board Committee meetings, the agenda and accompanying Board papers were sent in full to all Directors at least three days before the intended date of the Board meetings or Board Committee meetings.

•
The Board and each Director have separate and independent access to the Company’s senior management and also the Joint Company Secretaries. All Directors are entitled to have access to Board papers, minutes and related materials upon reasonable notice.

B.	REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

B.1	The level and make-up of remuneration and disclosure
Principle: “An issuer should disclose information relating to its directors’ remuneration policy and other remuneration related matters. There should be a formal and transparent procedure for setting policy on executive directors’ remuneration and for fixing the remuneration packages for all directors. Levels of remuneration should be sufficient to attract and retain the directors needed to run the company successfully, but companies should avoid paying more than is necessary for this purpose. No director should be involved in deciding his own remuneration.”

•
Comprising two Independent Non-executive Directors (Mr. Chiu Sung Hong and Mr. Tse Hau Yin, Aloysius) and one Non-executive Director (Mr. Cao Xinghe), the Remuneration Committee is responsible for reviewing and approving all Executive Directors’ salaries, bonuses, share option packages, performance appraisal systems and retirement plans. A list of members of the Remuneration Committee is set out in “Company Information” on page 120 of the annual report.

•	Details of the remuneration, as well as the share option benefits of Directors for the year ended 31 December 2009, are set out on pages 73 to 74 of the annual report.

•
The major responsibilities and authorities of the Remuneration Committee are to make recommendations to the Board on the Company’s policy and structure of the remuneration of all Directors and senior management of the Company, determine the specific remuneration packages for all Executive Directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board on the remuneration of Non-executive Directors and Independent Non-executive Directors.

•
The Company’s emolument policy is to maintain fair and competitive packages with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee was mindful that levels of remuneration that are sufficient to attract and retain the Directors and senior management were needed to run the Company successfully, but at the same time avoid paying more than is necessary for this purpose. The Directors’ emolument package comprises of the Director’s fees, basic salaries and allowances, bonuses, share options and others. The following factors are considered when determining the Directors’ remuneration package:

–	Business needs and company development;

–	Responsibilities of the Directors and individual contribution;

–	Changes in appropriate markets, e.g. supply/demand fluctuations and changes in competitive conditions; and

–	The desirability of performance-based remuneration.

No individual Director or senior management of the Company is permitted to determine his/her own remuneration.

The Company sought to apply similar principles when determining the remuneration packages for senior management and other general staff, and employees are rewarded on a performance-rated basis as well as other fringe benefits such as social insurance, pension funds and medical cover.

Please refer to note 9 and note 10 to the financial statements on pages 73 to 75 for details of Directors’ remuneration and the five highest paid individuals in the Company.

•
The remuneration of Non-executive Directors and Independent Non-executive Directors recommended by the Remuneration Committee was determined by the Board where the vote of the Directors concerned will not be counted in relation to their remuneration.

•
The Remuneration Committee also administered the Company’s share option schemes and all other employee equity-based compensation plans, with full authority to make all other determinations in the administration thereof, but subject to the limitations prescribed by laws and the rules of such plans and programs.

•
The Remuneration Committee would consult the Chairman and Chief Executive Officer about its proposal relating to the remuneration of Executive Directors and have access to professional advice if necessary.

Attendance of individual members at Remuneration Committee meetings in 2009

No. of Meetings attended

Directors	(4 meetings in total)

Chiu Sung Hong (Chairman)	4/4
Tse Hau Yin, Aloysius	4/4
Cao Xinghe (Note 1)	3/4

Note 1:	Mr. Cao Xinghe appointed Mr. Chiu Sung Hong as his alternate to attend the Remuneration Committee meeting held on 25 August 2009 and to vote on his behalf.

C.	ACCOUNTABILITY AND AUDIT

C.1	Financial reporting
Principle: “The board should present a balanced, clear and comprehensible assessment of the company’s performance, position and prospects.”

•
The Company has established a mechanism for reporting to the Board to ensure that the Board fully understands the operating conditions and the relevant financial position of the Company. The Board is responsible for preparing accounts that give a true and fair view of the Group’s financial position on a going-concern basis and other price-sensitive announcements and financial disclosures. Management provides the Board with the relevant information it needs to fulfill these responsibilities.

•
Directors of the Company will discuss the operating budget for the next year and approve the operating budget at the end of each year and will review the execution of the operating budget for the whole year. Management will also provide sufficient explanations and information to the Board. All significant changes in the operating conditions and investment decisions will be discussed in sufficient details by the Board.

•
If necessary, the Directors will also engage professional independent consultants so that the Directors can gain an in-depth and comprehensive understanding and assessment of the relevant matters, in order to make well-grounded assessments.

•
The Company has established and maintained an internal control and risk management system that is in line with the strategic objectives of the Company and fits the actual needs of the Company. An Investment and Risk Management Committee has been established and delegated to assess, analyze and identify key business risks of the Company and their impact. Risk management reports are submitted to the Board periodically.

•
In response to Section 404 of the Sarbanes-Oxley Act promulgated by the US Congress in 2002 to safeguard the interests of investors, increase the accuracy and effectiveness of financial reporting and financial information disclosure, management has issued a statement on the responsibility and effectiveness of internal control based on financial reporting, and the auditors of the Company have also audited the effectiveness of internal control over financial reporting.

•
The Company regularly updates investors with progress of development and performance of the Company through formal channels such as annual report, interim report and announcements made through the Hong Kong Stock Exchange’s website, the Company’s website and newspapers, as well as through press releases. The Company also issues quarterly operational statistics and announces its strategy at the beginning of the year to enhance transparency about its performance and to give details of the latest development of the Company in a timely manner.

•	The Company provides a comprehensive business review in its interim and annual reports to enable investors to appraise its development over the period and its financial position.

•
The Company has also engaged independent technical consultant firms to conduct a review of its oil and gas information and discloses details of its oil and gas properties in its annual report (as set out on pages 105 to 113).

C.2	Internal controls
Principle: “The board should ensure that the issuer maintains sound and effective internal controls to safeguard the shareholders’ investment and the issuer’s assets.”

•
Directors of the Company regularly receive reports made by the management of the Company regarding the establishment and evaluation of the Company’s internal control and risk management. All major risks are reported to the Board. The Board will also evaluate the corresponding risks and the response plan.

•
Based on the Company’s strategies, the Investment and Risk Management Committee of the Company is responsible for setting the objective of risk management and assessing key risks in major investments, important events and key business processes, and is also responsible for the review and approval of the solutions to major risks. The risk management reports are submitted to the Board periodically.

•
The Audit Committee is responsible for overseeing the operation of the internal monitoring systems, so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or losses resulting from financial reporting.

•
The Company has chosen the internal control framework issued by COSO in the United States of America, established a system and mechanism over financial, operational and compliance controls and conducted an extensive and continuing review and evaluation of the internal control of the Company to ensure the timeliness, accuracy and integrity of all information reported. The Company will continue to improve such system to comply with the regulatory requirements and to enhance corporate governance of the Company.

•
The management has evaluated the design and operating effectiveness of the internal control regarding the financial report as of 31 December 2009, and has not discovered any material weakness through the evaluation. On the basis of such evaluation, the Directors consider that as of 31 December 2009, internal control of the Company in relation to financial reporting was effective.

•
Meanwhile, the Company has established a mechanism for rectifying internal control defects under which the leading officials of all units have clear responsibilities of rectifying internal control defects in their own units. Those responsibilities are also included in the internal performance indicators of the Company.

•
The Company has established an open channel to handle and discuss internal reports concerning finance, internal control and embezzlement to ensure that all reports will receive sufficient attention and any significant internal control weaknesses or reports will directly reach the chairman of the Audit Committee.

•
The Audit Committee, together with senior management and the external auditors, has reviewed the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The Board has also assessed the effectiveness of internal controls by considering reviews performed by the Audit Committee, executive management and both internal and external auditors.

•
The Company formally adopted COSO-ERM framework in 2007 as a guidance for its risk management, so that all key business risks of the Company will be paid sufficient attention and monitoring. The Company will continue to improve such systems to enhance its corporate governance.

C.3	Audit Committee
Principle: “The board should establish formal and transparent arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company’s auditors. The audit committee established by an issuer pursuant to the Exchange Listing Rules should have clear terms of reference.”

•
The Audit Committee consists of three Independent Non-executive Directors, with Mr. Tse Hau Yin, Aloysius as the Audit Committee financial expert for the purposes of U.S. securities laws and chairman of the Audit Committee. A list of members of the Audit Committee is set out under the section headed “Company Information” on page 120 of the annual report.

•
The Audit Committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of the Company’s accounts, evaluating the Company’s auditing scope (both internal and external) and procedures as well as its internal control systems.

•
Full minutes of the Audit Committee meetings are kept by the Joint Company Secretaries. Draft and final versions of minutes of the Audit Committee meetings are sent to all members of the Audit Committee for their comments and records respectively, in both cases within a reasonable time after the meetings.

•
The Audit Committee is also responsible for overseeing the operation of the internal monitoring systems, so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or losses resulting from financial reporting.

•	The following is a summary of the work performed by the Audit Committee under its charter during the year:

—	Reviewed the Company’s audited accounts and results announcement before it is tabled before the Board for approval, discussing with senior management and the external auditors;

—	The Audit Committee held formal meetings with the external auditors and senior management of the Company at least twice a year to discuss the following matters:

(i)	the external auditors’ engagement letter and general scope of their audit work, including planning and staffing of the audit;

(ii)	the Company’s management discussion and analysis disclosures in the interim report and annual report of the Company;

(iii)	the applicable accounting standards relating to the audit of the Company’s financial statements, including any recent changes;

—
In addition to formal meetings arranged by the Company, members of the Audit Committee were also given direct access to the external auditors and have frequent contacts with the external auditors to discuss issues from time to time;

—
Conducted a review of the effectiveness of the system of internal controls of the Company and its subsidiaries, including financial, operational and compliance controls, as well as risk management aspects of internal controls, and made recommendations to the Board based on the review;

—
Discussed with senior management of the Company ways of improving and strengthening the scope, adequacy and effectiveness of the Company’s internal controls, including corporate accounting and financial controls, both under the Listing Rules as well as under relevant US requirements;

—	Made recommendations to senior management and the Board on the scope and quality of management’s ongoing monitoring of risks and issues relevant to internal controls;

—
Reviewed the work performed by the Company’s external auditors and their relationship with the Company’s senior management, and recommended to the Board the re-appointment of Ernst & Young as external auditors, as well as the proposed auditors’ fees;

—	Reviewed the Company’s audit and non-audit services pre-approval policy to ensure auditors’ independence;

—
Members of the Audit Committee received materials from the Company’s external auditors from time to time in order to keep abreast of changes in financial reporting principles and practices, as well as issues relating to financial reporting and internal controls relevant to the Company;

—	Considered and approved the non-audit services provided by the external auditors during the year;

—	Reviewed the Company’s business ethics and compliance policies, related reports and training programs and made recommendation for improvement; and

—
Reported on its findings and suggestions to the Board following its review of different aspects of the Company’s financial reporting and internal control systems, and made appropriate recommendations where necessary.

•	The Audit Committee is provided with sufficient resources, including independent access to and advice from external auditors.

Attendance of individual members atAudit Committee meetings in 2009

Independent	No. of Meeting attended
Non-executive Directors	(4 meetings in total)

Tse Hau Yin, Aloysius (Chairman
and Financial Expert)	4/4
Chiu Sung Hong	4/4
Lawrence J. Lau	4/4

D.	DELEGATION BY THE BOARD

D.1	Management functions
Principle: “An issuer should have a formal schedule of matters specifically reserved to the board for its decision. The board should give clear directions to management as to the matters that must be approved by the board before decisions are made on behalf of the issuer.”

•
The Board is the ultimate decision-making body of the Company, other than those matters reserved to shareholders of the Company. The Board oversees and provides strategic guidance to senior management in order to enhance the long-term value of the Company for its shareholders.

•
The day-to-day management is conducted by senior management and employees of the Company, under the direction of the Chief Executive Officer and the oversight of the Board. In addition to its general oversight of the management, the Board also performs a number of specific functions.

•	The primary functions performed by the Board include:

(i)	Reviewing and approving long-term strategic plans and annual operating plans, and monitoring the implementation and execution of those plans;

(ii)	Reviewing and approving significant financial and business transactions and other major corporate actions; and

(iii)
Reviewing and approving financial statements and reports, and overseeing the establishment and maintenance of controls, processes and procedures to ensure accuracy, integrity and clarity in financial and other disclosures.

D.2	Board Committees
Principle: “Board Committees should be formed with specific written terms of reference which deal clearly with the Committees’ authority and duties.”

•	The Company has formed an Audit Committee, a Remuneration Committee and a Nomination Committee of the Board, each Committee with its own specific Charter.

E.	COMMUNICATION WITH SHAREHOLDERS

E.1	Effective communication
Principle: “The board should endeavour to maintain an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with shareholders and encourage their participation.”

•
The Board recognises the importance of good and effective communication with all shareholders. With a policy of being transparent, strengthening investor relations, and providing consistent and stable returns to shareholders, the Company seeks to ensure transparency through establishing and maintaining different communication channels with shareholders.

•
The Company has a professionally-run investor relations department to serve as an important communication channel between the Company and its shareholders and other investors. In 2009, the Company was awarded the “Corporate Governance Asia Recognition Awards 2009 – One of the Best Companies in China” by Corporate Governance Asia and was awarded “ Hong Kong Corporate Governance Excellence Awards 2009-Main Board Companies: Hang Seng Index Constituent Companies” by CHKLC.

•
A key element of effective communication with shareholders and investors is prompt and timely dissemination of information in relation to the Company. In addition to announcing its interim and annual results to shareholders and investors, the Company also publicises its major business developments and activities through press releases, announcements and the Company’s website in accordance with relevant rules and regulations. Press conferences and analyst briefings are held from time to time on financial performance and major transactions.

•
The annual general meeting also provides a useful forum for shareholders to exchange views with the Board. The Chairman of the Board, as well as Chairman of the Audit Committee, Nomination Committee and Remuneration Committee, or in their absence, members of the respective Committees, are available to answer questions from shareholders at annual general meetings and extraordinary general meetings of the Company.

E.2	Voting by Poll
Principle: “The issuer should regularly inform shareholders of the procedure for voting by poll and ensure compliance with the requirements about voting by poll contained in the Exchange Listing Rules and the constitutional documents of the issuer.”

•	Details of the poll voting procedures and the rights of shareholders to demand a poll were set out in the circulars to shareholders despatched by the Company in 2009.

•
Pursuant to the amendments to the Listing Rules, all votes of shareholders at the general meeting of the Company must be taken by poll with effect from 1 January 2009. The Joint Company Secretary will ensure that shareholders are familiar with the procedures of voting by poll in all the general meetings of the Company.

•	The results of the poll are published on the Hong Kong Stock Exchange’s website and the Company’s website.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2009, except for deviations from provisions A.2.1 and A.4.1 only. The following summarises the requirements under the relevant CG Code provisions and the Company’s reasons for such deviations.

Code Provision A.2.1
Under Code Provision A.2.1, the roles of the Chairman and Chief Executive Officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu (“Mr. Fu”) is the Chairman of the Board. In addition to the role of Chairman of the Board, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from CG Code provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the oil and gas exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interest of the Company’s oil and gas exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Company’s Nomination Committee also agreed that it is in the best interest of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the Chief Executive Officer of the Company.

Code Provision A.4.1
Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the other incumbent Independent Non-executive Directors of the Company, except Mr. Wang Tao who was elected as a new Independent Non-executive Director of the Company for the first time by the shareholders at the annual general meeting of the Company on 29 May 2008, have been retired from the office by rotation and have been re-elected in the past three years according to Article 97. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

CHANGE IN DIRECTOR AND JOINT COMPANY SECRETARY

On 31 March 2009, Mr. Luo Han left the Company and is no longer a Director of the Company, and Mr. Zhou Shouwei was re-designated form Executive Director to Non-executive Director of the Company with effect from the same day.

On 29 January 2010, Mr. Xiao Zongwei has resigned as the Joint Company Secretary of the Company and Mr. Jiang Yongzhi was appointed as the Joint Company Secretary of the Company with effect from the same day.

CODE OF ETHICS

The Board adopted a code of ethics (“Code of Ethics”) on 28 August 2003 to provide guidelines to the senior management and Directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Code of Ethics covers such areas as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of the Company’s assets as well as reporting requirements.

All the senior management members and Directors are required to familiarise themselves with and follow the Code of Ethics to ensure that the Company’s operations are honest and legal. Violations of the rules will be penalized and serious offences will result in dismissal.

Pursuant to new provisions of the Listing Rules with effect from 1 January 2009, the Company reviewed its Code of Ethics and adopted the revised code of ethics (“New Code of Ethics”) in August 2009, as part of its continued efforts to improve its corporate governance standards. The Company has provided all its Directors and senior officers with a copy of the New Code of Ethics and requires them to comply with the New Code of Ethics, so as to ensure the Company’s operation is proper and lawful. The Company will take disciplinary actions towards any act which is in breach of the New Code of Ethics.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a New Code of Ethics incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. The Company has made specific enquiries to all of the Directors, and all Directors have confirmed that they complied, during the year ended 31 December 2009, with the required standards set out in the Model Code.

SERVICES AND REMUNERATION OF AUDITORS

Ernst & Young was appointed and engaged as the Company’s auditors (“Auditors”) for the financial year ended 31 December 2009. Services provided by the Auditors and fees charged by the Auditors for the services are as follows:

Audit Fees
The aggregate fees billed for professional services rendered by the Auditors for the audit of the Company’s annual financial statements or services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements were RMB23,423,653 (approximately US$3,364,380) for the financial year ended 31 December 2008 and RMB15,447,427 (approximately US$2,261,140) for the financial year ended 31 December 2009.

Audit-related Fees
The aggregate fees billed for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” were nil for the financial year ended 31 December 2008 and RMB1,075,063 (approximately US$157,364) for the financial year ended 31 December 2009.

Tax Fees
The aggregate fees billed for professional service rendered by the Auditors for tax compliance, tax advice and tax planning were RMB1,216,677 (approximately US$174,753) for the financial year ended 31 December 2008 and RMB44,956 (approximately US$6,581) for the financial year ended 31 December 2009.

All Other Fees
The aggregate fees billed for professional service rendered by the Auditors for risk management advisory services, and information systems reviews were RMB490,000 (approximately US$70,380) for the financial year ended 31 December 2008 and RMB1,498,677 (approximately US$219,371) for the financial year ended 31 December 2009.

There are no other fees payable to the Auditors for products and/or services provided by the Auditors, other than the services reported above, for the financial year ended 31 December 2008 and for the financial year ended 31 December 2009.

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg/default.shtml

Directors and Senior Management

Executive Directors
1	Fu Chengyu (Chairman)
2	Yang Hua
3	Wu Guangqi

Non-executive Directors
4	Zhou Shouwei
5	Cao Xinghe
6	Wu Zhenfang

Independent Non-executive Directors
7	Edgar W. K. Cheng
8	Chiu Sung Hong
9	Lawrence J. Lau
10	Tse Hau Yin, Aloysius
11	Wang Tao

EXECUTIVE DIRECTORS

Fu Chengyu
Born in 1951, Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a master degree in petroleum engineering from the University of Southern California in the United States. He has over 30 years of experience in the oil industry in the PRC. He previously worked in China’s Daqing, Liaohe and Huabei oil fields. He joined China National Offshore Oil Corporation (“CNOOC”), the controlling shareholder of the Company in 1982 and served as the Chinese Deputy Chief Representative, the Chief Representative, Secretary to the Management Committees and the Chairman of the Management Committees formed through joint ventures between CNOOC and Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip, and later as the Deputy General Manager of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, the Vice President of Phillips China Inc., the General Manager of the Xijiang Development Project, the General Manager of CNOOC Nanhai East Corporation and the Vice President of CNOOC. Subsequently, he became the Executive Vice President, President and Chief Operating Officer of the Company in 2001. Mr. Fu became the President of CNOOC in October 2003 and the Chairman of the Board of Directors and Chief Executive Officer of the Company with effect from 16 October 2003. He also serves as the Chairman of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, CNOOC Finance Corporation Limited and Zhonghai Trust Co. Ltd., subsidiaries of CNOOC and the Chairman of the Board of Directors of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. He is also a Chairman of the Presidium of China Federation of Industrial Economics and the Vice-chairman of China Chamber of International Commerce. Mr. Fu was appointed as an Executive Director of the Company with effect from 23 August 1999.

Yang Hua
Born in 1961, Mr. Yang is a senior engineer and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 27 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Mr. Yang then mainly was involved in international business, corporate finance and capital market in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, he became a Senior Vice President of the Company. From 2002 to 2003, he was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company. Mr. Yang was appointed as the Chief Financial Officer of the Company with effect from 1 January 2005 as well as the Executive Vice President of the Company from December 2005 to March 2009. Mr. Yang was appointed as General Manager of CNOOC China Limited, a subsidiary of the Company, President of the Company and Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company, with effect from 10 February 2009, 31 March 2009 and 31 July 2009 respectively. He also serves as Assistant President of CNOOC and Director of CNOOC Finance Corporation Limited, and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company, and Chairman and Director of CNOOC Deepwater Development Limited, a subsidiary of the Company. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005.

Wu Guangqi
Born in 1957, Mr. Wu is a geologist, senior economist and Certified Senior Enterprise Risk Manager and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from the China University of Petroleum. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as Assistant President in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu has also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, since May 2003, and the Chief Compliance Officer of the Company since 1 June 2005. Mr. Wu also serves as the Director of CNOOC China Limited, CNOOC International Limited and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

NON-EXECUTIVE DIRECTORS

Luo Han
Born in 1953, Mr. Luo received a doctorate degree from the China University of Petroleum. He has over 30 years of experience in the oil industry in the PRC. He joined CNOOC in 1982. From 1993 to 1999, Mr. Luo served as the Vice President of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, and concurrently as the Chairman of the CACT (CNOOC-AGIP-Chevron-Texaco) operators group, and the Executive Vice President of CNOOC Nanhai East Corporation. In 1999, he served as the General Manager of CNOOC China Limited Shanghai Branch. From 2000 to 2009, Mr. Luo served as a Vice President of CNOOC. He also served as Chairman of the board of directors of CNOOC and Shell Petrochemical Co., Ltd., the Chairman of the board of directors of Zhonghai Trust Co., Ltd. and CNOOC Finance Corporation Limited, both being subsidiaries of CNOOC, and the Director of CNOOC China Limited, a subsidiary of the Company. Mr. Luo was appointed as an Executive Director of the Company with effect from 20 December 2000 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006. Mr. Luo left the Company on 31 March 2009 and is no longer a director of the Company.

Zhou Shouwei
Born in 1950, Mr. Zhou, a member of Chinese Academy of Engineering, received a doctorate degree from the Southwest Petroleum Institute in China majoring in petroleum and natural gas engineering. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as the Executive Vice President of the Company in September 1999 and served as the President of the Company from July 2002 to March 2009. Since 2000, Mr. Zhou has been the Vice President of CNOOC. He also served as the Director and the General Manager of CNOOC China Limited. From October 2004 to July 2009, Mr. Zhou served as the Director of CNOOC International Limited. From April 2003 to July 2009, Mr. Zhou also served as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company. Mr. Zhou became the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC, on 6 December 2003. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999 and was re-designated from Executive Director to Non-executive Director with effect from 31 March, 2009.

Cao Xinghe
Born in 1949, Mr. Cao graduated from Tianjin Politics and Law Management College majoring in Economic Laws and later studied MBA in Capital University of Economics and Business. Mr. Cao has over 40 years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined CNOOC in 1982. From 1985 to 2003, Mr. Cao worked as the Manager of Bohai Oil Commercial Company, later as the Manager of Bohai Oil Transportation Company, both being subsidiaries of CNOOC, and Deputy General Manager and General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC, successively. >From April 2003 to July 2004, Mr. Cao worked as Assistant President of CNOOC and became Vice President of CNOOC in August 2004. Mr. Cao also serves as the Chairman of the Board of Directors of CNOOC Energy Technology & Services Limited (CNOOC Base Group Limited was restructured as CNOOC Energy Technology & Services Limited in 2008) and the Chairman of the Board of Directors of China Ocean Oilfields Services (Hong Kong) Limited, both being subsidiaries of CNOOC. Mr. Cao was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

Wu Zhenfang
Born in 1952, Mr. Wu is a senior engineer and graduated with a bachelor degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later studied EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1980 when it was still in the pre-establishment stage. From 1993 to 2000, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC and the President of CNOOC Chemical Limited, a subsidiary of CNOOC. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was Assistant President of CNOOC and then Vice President of CNOOC. Mr. Wu also served as the Chairman and President of CNOOC Gas and Power Group (formerly known as CNOOC Gas and Power Limited), as the Chairman and General Manager of CNOOC Oil & Petrochemicals Co., Ltd., both being subsidiaries of CNOOC, as well as the Chairman of a number of subsidiaries of CNOOC. Mr. Wu also serves as Chairman of CNOOC and Shell Petrochemical Co. Ltd and a number of subsidiaries of CNOOC. Mr. Wu was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Edgar W. K. Cheng
Born in 1943, Dr. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was Clinical Associate Professor of Medicine at Cornell University Medical College and practiced medicine and conducted clinical research at the Memorial Sloan-Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the University Grants Commission in Hong Kong, a former member of the Education Commission and former Chairman of the Council of The Chinese University of Hong Kong. In addition to his academic experience, Dr. Cheng is currently the Chairman of the World-Wide Investment Co. Ltd. and had been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Chairman of the Steering Committee on the Feasibility Study on the Financial Services Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., Member of the Conference Board’s Global Advisory Council, an independent non-executive director of the Standard Chartered Bank (Hong Kong) Ltd., a member of the Board of Directors of the Hong Kong Institute for Monetary Research and an independent non-executive director of American International Assurance Co. Ltd. He is currently an independent non-executive director of Shui On Land Limited. In his other public service capacity, Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 to 2001. He was a member of the Greater Pearl River Delta Business Council, a member of the Commission on Strategic Development and Chairman of the Council for Sustainable Development. He is currently a member of the Judicial Officers Recommendation Commission. Dr. Cheng also plays an active role in Hong Kong-China affairs. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991–1997). He became a Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People’s Congress (1996-1997). At present, he is a member of the 11th Chinese People’s Political Consultative Conference National Committee. Dr. Cheng was appointed as an Independent Non-executive Director of the Company with effect from 24 May 2006.

Chiu Sung Hong
Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Yunnan Enterprises Holdings Limited since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Lawrence J. Lau
Born in 1944, Professor Lawrence J. Lau is currently Vice-Chancellor (President) of The Chinese University of Hong Kong. Professor Lau graduated with a B.S. (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. He is concurrently Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited five books and published more than 160 articles and notes in professional journals. A member of the 11th National Committee of the Chinese People’s Political Consultative Conference, Professor Lau also serves as a non-official member of the HKSAR Government’s Executive Council, and as a member of the Commission on Strategic Development, the Exchange Fund Advisory Committee and its Governance Sub-Committee and Currency Board Sub-Committee, and the Honours Committee. He was appointed a Justice of the Peace in Hong Kong in July 2007. He also serves as an Independent Non-executive Director of the Far EasTone Telecommunications Company Limited, Shin Kong Life Insurance Company Limited, and Citic Capital Holdings Limited, and as a member of the Board of Directors of Precoad, Inc. in the USA. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Tse Hau Yin, Aloysius
Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and the current Chairman of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Construction Bank Corporation, China Telecom Corporation Limited, Wing Hang Bank Limited, Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited. Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Wang Tao
Born in 1931, Mr. Wang studied at the Moscow Institute of Oil in the former Soviet Union from 1954 to 1963, where he obtained his deputy doctoral degree in Geological Mineralogy. Mr. Wang is the Chairman of the Chinese National Committee for World Petroleum Council and the Chairman of Chinese-Saudi Arabia Friendship Association. He also serves as adjunct professor and/or doctoral advisor in several institutions, including China University of Petroleum. Mr. Wang has been working in the oil and gas sector for more than 50 years, and served as the Chief Geologist in Beijing Research Institute of Petroleum Science, the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau and the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in the Command Office of South China Sea Oil Exploration. He became the General Manager of CNOOC Nanhai East Corporation in June 1983, the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry in June 1985 and the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation in May 1988 successively. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress and the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served successively as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang is the Honorary Chairman and an Executive Director of Sino Union Petroleum & Chemical International Limited, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Wang was appointed as Independent Non-executive Director of the Company with effect from May 29, 2008.

OTHER MEMBERS OF SENIOR MANAGEMENT

Yuan Guangyu
Born in 1959, Mr. Yuan is an Executive Vice President of the Company, responsible for the operation safety, engineering and construction, and drilling and completion. Mr. Yuan is a senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He obtained a master degree from the Capital University of Economics and Business in 2001. He graduated from the CEO Class and the EMBA program of China Europe International Business School in 2004 and 2007 respectively. With over 27 years of experience in the oil and gas industry, Mr. Yuan joined CNOOC in 1982, having served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of China National Offshore Oil Corporation Operational Department, General Manager of CNOOC China Offshore Oil Northern Drilling Company,

Chairman of the Board of Directors and General Manager of CNOOC China Oilfield Services Limited, and Vice Chairman of the Board of Directors, Executive Director, Chief Executive Officer and President of China Oilfield Services Limited. Mr. Yuan also serves as the Director of CNOOC China Limited, CNOOC International Limited, CNOOC Southeast Asia Ltd. and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In March 2009, Mr. Yuan was appointed as the Executive Vice President of the Company.

Zhu Weilin
Born in 1956, Mr. Zhu is the Chief Geologist of China National Offshore Oil Corporation, Executive Vice President of the Company and General Manager of Exploration Department of the Company. Mr. Zhu graduated from Shanghai Tongji University with a Ph.D. degree and joined CNOOC in 1982. Prior to 1999, he conducted researches in CNOOC Research Institute and served as the Deputy Director and Director of the Research Room and Deputy Chief Geologist and Chief Geologist of the Research Center. From 1999 to 2007, Mr. Zhu served as the Deputy Manager of Exploration Department of China National Offshore Oil Corporation, Deputy General Manager and General Manager of Exploration Department of the Company, General Manager of CNOOC China Limited Zhanjiang Branch and Vice President of the Company. Mr. Zhu also serves as the Director of CNOOC China Limited and CNOOC Deepwater Development Limited, both being the subsidiaries of the Company. Mr. Zhu has spent a long time in exploration research and management of oil and natural gas in offshore China. He was granted the Special Subsidies from the government, nominated as candidate for the “National Hundred, Thousand, and Ten Thousand Talent Project”, named as an Excellent Science and Technology Worker of the Nation and awarded the Li Siguang Award for Geosciences, the highest tribute in geosciences awards level. In August 2007, Mr. Zhu was appointed as the Chief Geologist of CNOOC and Executive Vice President of the Company, responsible for the Company’s oil and gas exploration operations.

Zhao Liguo
Mr. Zhao, born in 1953, is the General Counsel of the Company. He graduated from the Faculty of Law, Peking University with a bachelor of laws. In 1988, he studied at the Law School of Niigata University in Japan for a year. Mr. Zhao joined CNOOC in 1983. He served as Head of Contract Negotiation Division, Deputy General Manager and General Manager of Legal Department of CNOOC. At present, he serves as the General Counsel of CNOOC and the Company. Mr. Zhao was granted PRC lawyer qualification in 1985 and corporate counsel qualification in 1998. He is an arbitrator of China International Economic and Trade Arbitration Commission and a member of the China Maritime Arbitration Commission. Mr. Zhao was appointed as the General Counsel of the Company effective 2 November 2009.

Chen Bi
Born in 1961, Mr. Chen is an Executive Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch, responsible for development, production and sales of the Company. Mr. Chen graduated from the Southwest Petroleum University and received a bachelor degree in oil production. He received a master degree of petroleum engineering from Edinburgh Heriot-Watt University in 1988 and an MBA degree from Tsinghua University in 2000. Mr. Chen joined CNOOC in 1982 and has over 27 years of experience in the oil and natural gas industry. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, Director of Production Section, Deputy Manager and General Manager of Development & Production Department of CNOOC Limited, and General Manager of CNOOC China Limited Tianjin Branch. Mr. Chen also serves as the Director of CNOOC China Limited, CNOOC International Limited and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. In December 2005, Mr. Chen was appointed as Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch. In March 2009, Mr. Chen was appointed as the Executive Vice President of the Company.

Chen Wei
Born in 1958, Mr. Chen is a Senior Vice President of the Company and the General Director of CNOOC Research Institute (formerly CNOOC Research Center). He received his B.S. degree from China University of Petroleum and holds an MBA degree from Tsinghua University. He has over 27 years of experience in the oil and gas industry. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Exploration and Development Department, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department of CNOOC, and the Senior Deputy General Manager and General Manager of Administration Department of the Company. In July 2003, Mr. Chen was appointed as the Director of CNOOC Research Center.

Zhang Guohua
Born in 1960, Mr. Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Shanghai Branch. He graduated from Qingdao Oceanographic Institute with a bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Manager of Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company. In December 2005, Mr. Zhang was appointed as General Manager of CNOOC China Limited Shanghai Branch.

Fang Zhi
Born in 1962, Mr. Fang is a Vice President of the Company and the President of CNOOC International Limited and is responsible for the Company’s International affairs. He graduated from Zhejiang University with a bachelor degree in science and received a MBA degree from University of Birmingham in 1995. Mr. Fang joined CNOOC in 1982. He served as Deputy Director of the Research Center of CNOOC Nanhai East Corporation, Deputy General Manager of CNOOC-AMOCO Liuhua Joint Operating Group, Deputy General Manager of Exploration and Development Department of CNOOC Nanhai East Corporation, the Deputy General Manager and General Manager of CNOOC China Limited Shenzhen Branch, and the President of CNOOC Southeast Asia Ltd. Mr. Fang also serves as the Director of CNOOC International Limited and CNOOC Southeast Asia Ltd., both being the subsidiaries of the Company. In October 2005, Mr. Fang was appointed as the Vice President of the Company. In April 2009, Mr. Fang was appointed as President of CNOOC International Limited.

JOINT COMPANY SECRETARIES

Jiang Yongzhi
Born in 1973, Mr. Jiang is the Joint Company Secretary of the Company. He is a Chartered Financial Analyst and qualified PRC lawyer. In 1995, Mr. Jiang graduated from China University of Political Science and Law with a bachelor of laws degree majoring in International Economic Law. In 1997, he completed his study in Mattei School (“La Scuola Superiore della’ Mattei”) in Milan, Italy with a Master degree in Energy and Environmental Management and Economics, majoring in Management of Energy Company. In 2003, he obtained his MBA degree from Kelley School of Business, Indiana University in United States of America, majoring in Finance and Accounting. From 1995 to 2001, Mr. Jiang worked in China National Petroleum Corporation and then in Petrochina Company Limited as a legal counsel for the international business. Mr. Jiang joined the Company in 2003. He firstly served as the Senior Supervisor of Mergers & Acquisitions in the Controllers Department, then as the Commercial Manager in CNOOC International Limited, a subsidiary of the Company, and as the Assistant Chief Financial Officer of the Company from 2007 to 2009. Mr. Jiang serves as the General Manager of the Investor Relations Department and Director of the Office for the Board of Directors of the Company since 14 December 2009. Mr. Jiang was appointed as the Joint Company Secretary of the Company with effect from 29 January 2010.

Tsue Sik Yu, May
Born in 1973, Ms. Tsue Sik Yu, May is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006. She is an associate member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2007. Furthermore, she is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. >From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue was appointed as Joint Company Secretary of the Company with effect from 25 November 2008.

CHANGES IN DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

With effect from 31 March 2009, Mr. Yang Hua was appointed as President of the Company and Mr. Zhou Shouwei was no longer the President of the Company; Mr. Yuan Guangyu and Mr. Chen Bi were appointed as Executive Vice Presidents of the Company; and Mr. Liu Jian was no longer an Executive Vice President of the Company.

With effect from 2 November 2009, Mr. Zhao Liguo was appointed as the General Counsel of the Company.

Report of the Directors

The directors (the “Directors”) of the Company are pleased to present their report together with the audited financial statements of the Company for the year ended 31 December 2009.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding of its subsidiaries (together with the Company collectively referred to as the “Group”). These subsidiaries are principally engaged in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS

Please refer to the financial summary on page 2 for a summary of the assets and liabilities of the Group as at 31 December 2009 and the operating results of the Group for the year then ended.

LOANS

Please refer to note 26 to the consolidated financial statements on pages 88 to 89 for details of the long term bank loans of the Group for the year ended 31 December 2009.

PROPERTY, PLANT AND EQUIPMENT

Please refer to note 15 to the consolidated financial statements on page 79 to 80 for net movements in property, plant and equipment of the Group for the year ended 31 December 2009.

RESERVES

The distributable reserves of the Company as at 31 December 2009, as calculated under Section 79B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), amounted to RMB18,857.5 million.

Please refer to the consolidated statement of changes in equity on pages 51 and note 30 to the consolidated financial statements on pages 93 to 94 for movements in the reserves of the Group and the Company, respectively, for the year ended 31 December 2009.

SUBSIDIARIES, ASSOCIATED AND JOINTLY CONTROLLED COMPANIES

Particulars of the Company’s subsidiaries, associated and jointly controlled companies as at 31 December 2009 are set out in notes 17, 18 and 19 to the consolidated financial statements on pages 82 to 85.

DIVIDENDS

An interim dividend of HK$0.20 per share was declared on 26 August 2009, and paid to the shareholders of the Company on 30 September 2009.

The Board recommended a payment of a final dividend of HK$0.20 per share for the year ended 31 December 2009, payable on 4 June 2010 to all shareholders on the register of members of the Company on 20 May 2010 subject to shareholders’ approval.

RETIREMENT BENEFITS

Please refer to note 32 to the consolidated financial statements on page 98 for details of the retirement benefits of the Group for the year ended 31 December 2009.

MAJOR SUPPLIERS AND CUSTOMERS

Purchases from the largest supplier of the Group for the year ended 31 December 2009 represented approximately 19% of the Group’s total purchases. The total purchases attributable to the five largest suppliers of the Group accounted for approximately 59% of the total purchases of the Group for the year then ended.

Sales to the largest customer for the year ended 31 December 2009 represented approximately 23% of the Group’s total revenue. The total sales attributable to the five largest customers of the Group accounted for approximately 35% of the Group’s total revenue for the year ended 31 December 2009.

For the year ended 31 December 2009, except for the continuing connected transactions with its indirect controlling shareholder CNOOC and its associates, as disclosed in the section entitled “Connected Transactions” below, none of the Directors or their respective associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interests in the five largest suppliers or customers of the Group.

CHARITABLE DONATIONS

Please refer to page 16 of the annual report for information concerning the donations by the Group during the year.

CONNECTED TRANSACTIONS

The Independent Non-executive Directors have confirmed that the following continuing connected transactions for the year ended 31 December 2009 to which any member of the Group was a party were entered into by the Group:

1.	in the ordinary and usual course of its business;

2.	either (a) on normal commercial terms, or (b) if there was no available comparison, on terms no less favourable to the Group than those available from independent third parties; and

3.	in accordance with the relevant agreement governing them and on terms that were fair and reasonable and in the interests of the Company and the shareholders as a whole.

The Independent Non-executive Directors have further confirmed that for the year ended 31 December 2009:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:

(a)	The aggregate annual volume of transactions for the provision of exploration and support services did not exceed RMB7,555 million.

(b)	The aggregate annual volume of transactions for the provision of oil and gas development and support services did not exceed RMB22,879 million.

(c)	The aggregate annual volume of transactions for the provision of oil and gas production and support services did not exceed RMB6,147 million.

(d)	The aggregate annual volume of transactions for the provision of marketing, management and ancillary services did not exceed RMB854 million.

(e)	The aggregate annual volume of transactions for FPSO vessel leases did not exceed RMB3,182 million.

(ii)
The aggregate annual volume of transactions for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates did not exceed RMB100 million;

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:

(a)	The aggregate annual volume of transactions for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) did not exceed RMB156,692 million.

(b)	The aggregate annual volume of the transactions for the long term sales of natural gas and liquefied natural gas did not exceed RMB7,118 million.

(iv)
The maximum daily outstanding balance (including accrued interest) placed by the Group with CNOOC Finance Corporation Limited (“CNOOC Finance”) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) did not exceed RMB4,480 million for the year ended 31 December 2009. During the period, the maximum daily outstanding balance did not exceed 2.5% of the relevant percentage ratios under the Listing Rules.

The independent auditors of the Group have reviewed the continuing connected transactions referred to above and confirmed to the Board of Directors that the continuing connected transactions:

1.	have received the approval of the Board;

2.	were in accordance with the pricing policies as stated in the Company’s financial statements;

3.	were entered into in accordance with the relevant agreements governing the transactions; and

4.	have not exceeded the caps disclosed in previous announcements.

Please also refer to note 31 to the consolidated financial statements on pages 94 to 97 for a summary of the related party transactions which include the Group’s continuing connected transactions.

The Company entered into four comprehensive framework agreements on 8 November 2007 with each of CNOOC, China Oilfield Services Limited, China BlueChemical Ltd. and Offshore Oil Engineering Co., Ltd. respectively for the provision of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of each of the comprehensive framework agreements is for a period of three years from 1 January 2008. The Company also entered into a financial services framework agreement with CNOOC Finance on 14 October 2008 for the provision of a range of financial services by CNOOC Finance to the Group. The financial services framework agreement is effective from 14 October 2008 (being the date on which the Company made an announcement on such continuing connected transactions) to 31 December 2010. The continuing connected transactions under the four comprehensive framework agreements and the relevant annual caps for the three years from 1 January 2008 were approved by the independent shareholders of the Company on 6 December 2007 and are set out below. Details of the continuing connected transactions under the financial services framework agreement which are exempted from independent shareholders’ approval requirements, but subject to the reporting and announcement requirements are also set out below.

Categories of continuing
connected transactions	Annual caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Provision of	For the three years ending
	exploration and	31 December 2010,
	support services	RMB6,296 million,
RMB7,555 million and
RMB9,066 million,
respectively

(b)	Provision of oil	For the three years ending
	and gas field	31 December 2010,
	development and	RMB18,608 million,
	support services	RMB22,879 million and
RMB26,759 million,
respectively

(c)	Provision of oil	For the three years ending
	and gas field	31 December 2010,
	production and	RMB5,124 million,
	support services	RMB6,147 million and
RMB7,253 million,
respectively

(d)	Provision of	For the three years ending
	marketing,	31 December 2010,
	management and	RMB789 million,
	ancillary services	RMB854 million and
RMB967 million,
respectively

(e)	FPSO vessel leases	For the three years ending
31 December 2010,
RMB1,908 million,
RMB3,182 million and
RMB3,250 million,
respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

Provision of management,	For the three years ending
technical, facilities and	31 December 2010,
ancillary services, including	RMB100 million,
the supply of materials to	RMB100 million and
CNOOC and/or its	RMB100 million,
associates	respectively

Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)	Sales of petroleum	For the three years ending
	and natural gas	31 December 2010,
	products (other	RMB94,440 million,
	than long term sales	RMB156,692 million and
	of natural gas and	RMB181,782 million,
	liquefied natural gas)	respectively

(b)	Long term sales of	For the three years ending
	natural gas and	31 December 2010,
	liquefied natural gas	RMB4,844 million,
RMB7,118 million and
RMB8,763 million,
respectively

Depositary services provided by CNOOC Finance to the Group

The maximum daily outstanding balance (including accrued interest) placed by the Group with CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) did not exceed RMB4,480 million for the period from 14 October 2008 to 31 December 2010.

SHARE CAPITAL

Please refer to note 29 to the consolidated financial statements on page 90 for details of movements in the Company’s share capital for the year ended 31 December 2009.

SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme;
2.	2001 Share Option Scheme;
3.	2002 Share Option Scheme; and
4.	2005 Share Option Scheme.

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval for grant of and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options to be granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding share options which have lapsed in accordance with the terms of the share option scheme.

Please refer to the note 29 to the consolidated financial statements on pages 90 to 93 for details regarding each of these share option schemes of the Company. Save as those disclosed in the annual report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the year ended 31 December 2009.

During the year ended 31 December 2009, the movements in the options granted under all of the above share option schemes were as follows:

			Number of share options								Price of the Company’s shares	Weighted average price of the Company’s shares

Name of category of grantee	At 1 January 2009	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	At 31 December 2009	Date of grant of share options	Exercise period of share options*	Exercise price of share options	Immediately before the grant date of options	Immediately before the exercise date	At exercise date of options

									HK$	HK$	HK$	HK$
									per share	per share	per share	per share
Executive Directors
Fu Chengyu	1,750,000	—	—	—	—	1,750,000	12 March 2001	12 March 2001 to 12 March 2011**	1.19	1.23	—	—
	1,750,000	—	—	—	—	1,750,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	—	—
	1,150,000	—	—	—	—	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	—	—
	2,500,000	—	—	—	—	2,500,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
	3,500,000	—	—	—	—	3,500,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	3,850,000	—	—	—	—	3,850,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	4,041,000	—	—	—	—	4,041,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	4,041,000	—	—	—	—	4,041,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
	—	4,041,000	—	—	—	4,041,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—
Yang Hua	1,150,000	—	—	—	—	1,150,000	12 March 2001	12 March 2001 to 12 March 2011**	1.19	1.23	—	—
	1,150,000	—	—	—	—	1,150,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	—	—
	1,150,000	—	—	—	—	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	—	—
	1,150,000	—	—	—	—	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
	1,610,000	—	—	—	—	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	1,770,000	—	—	—	—	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	1,857,000	—	—	—	—	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	1,857,000	—	—	—	—	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
	—	2,835,000	—	—	—	2,835,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—
Wu Guangqi	1,610,000	—	—	—	—	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	1,770,000	—	—	—	—	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	1,857,000	—	—	—	—	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	1,857,000	—	—	—	—	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
	—	1,857,000	—	—	—	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—
Non-executive Directors
Luo Han***	1,400,000	—	—	—	—	1,400,000	12 March 2001	12 March 2001 to 12 March 2011**	1.19	1.23	—	—
	1,150,000	—	—	—	—	1,150,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	—	—
	1,150,000	—	—	—	—	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	—	—
	1,150,000	—	—	—	—	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
	1,610,000	—	—	—	—	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	1,770,000	—	—	(590,000)	—	1,180,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	1,857,000	—	—	(1,238,000)	—	619,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	1,857,000	—	—	(1,857,000)	—	—	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—

			Number of share options								Price of the Company’s shares	Weighted average price of the Company’s shares

Name of category of grantee	At 1 January 2009	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	At 31 December 2009	Date of grant of share options	Exercise period of share options*	Exercise price of share options	Immediately before the grant date of options	Immediately before the exercise date	At exercise date of options

									HK$	HK$	HK$	HK$
									per share	per share	per share	per share

Zhou Shouwei	1,400,000	—	—	—	—	1,400,000	12 March 2001	12 March 2001 to 12 March 2011**	1.19	1.23	—	—
	1,750,000	—	—	—	—	1,750,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	—	—
	1,750,000	—	—	—	—	1,750,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	—	—
	1,750,000	—	—	—	—	1,750,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
	2,450,000	—	—	—	—	2,450,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	2,700,000	—	—	—	—	2,700,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	2,835,000	—	—	—	—	2,835,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	2,835,000	—	—	—	—	2,835,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
	—	1,800,000	—	—	—	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—
Cao Xinghe	800,000	—	—	—	—	800,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	1,770,000	—	—	—	—	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	1,857,000	—	—	—	—	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	1,857,000	—	—	—	—	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
	—	1,800,000	—	—	—	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—
Wu Zhenfang	800,000	—	—	—	—	800,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	1,770,000	—	—	—	—	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	1,857,000	—	—	—	—	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	1,857,000	—	—	—	—	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
	—	1,800,000	—	—	—	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—
Independent Non-executive Directors
Chiu Sung Hong	1,150,000	—	—	—	—	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
Other Employees	4,850,000	—	—	(3,000,000)	—	1,850,000	12 March 2001	12 March 2001 to 12 March 2011**	1.19	1.23	—	—
in aggregate	12,500,000	—	—	(3,700,000)	—	8,800,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	—	—
	16,699,966	—	—	(5,400,000)	—	11,299,966	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	—	—
	25,583,267	—	—	(5,983,332)	—	19,599,935	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
	40,260,000	—	—	(6,113,333)	—	34,146,667	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	54,920,000	—	—	(7,516,667)	—	47,403,333	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	65,837,000	—	—	(7,537,000)	—	58,300,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	70,932,000	—	—	(7,418,000)	—	63,514,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
	—	83,715,000	—	(3,315,000)	—	80,400,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—

Total	376,084,233	97,848,000	—	(53,668,332)	—	420,263,901

*
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

**	50 per cent of the share options granted are vested 18 months after the date of grant, the remaining 50 per cent are vested 30 months after the date of grant.
***	Mr. Luo Han retired as a Non-executive Director of the Company with effect from 31 March 2009.

PURCHASE, SALE OR REDEMPTION OF SHARES

There was no purchase, sale or redemption of the Company’s shares by the Company or any of its subsidiaries during the year ended 31 December 2009.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS IN SHARE CAPITAL

As at 31 December 2009, the following persons (other than the Directors and chief executives of the Company) had interests in the shares of the Company as recorded in the register required to be kept by the Company under section 336 of the Securities and Futures Ordinance (“SFO”):

			Percentage
		Ordinary	of Total
		Shares Held	Issued Shares

(i)	CNOOC (BVI) Limited (“CNOOC (BVI)”)	28,772,727,268	64.41%
(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.41%
(iii) CNOOC		28,772,727,273	64.41%

Note:	CNOOC (BVI) is a wholly-owned subsidiary of OOGC, which is in turn a wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI)’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. Save as disclosed above, as at 31 December 2009, the Company is not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

Please refer to pages 31 to 35 for information concerning the Directors and senior management of the Company.

DIRECTORS’ INTERESTS

Apart from holding personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company as disclosed in this annual report as at 31 December 2009, none of the Directors and chief executives of the Company had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), or as being recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the HKSE pursuant to the Model Code. All the interests held by the Company’s directors and chief executive represent long positions.

DIRECTORS’ SERVICE CONTRACTS AND INTERESTS IN CONTRACTS

No re-electing Director has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than normal statutory obligations).

Save as disclosed in this annual report, as at 31 December 2009 or during the year, none of the Directors had a material interest, whether directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party.

EMOLUMENTS OF THE DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS

Please refer to notes 9 and 10 to the consolidated financial statements on pages 73 to 75 for details of the emoluments of the Directors and the five highest paid individuals of the Company.

MATERIAL LEGAL PROCEEDINGS

As at 31 December 2009, the Company was not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against the Company so far as the Company is aware.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to high standards of corporate governance through the establishment of an efficient framework of policies, procedures and systems. Except for deviations from the CG Code provisions A.2.1 and A.4.1, the Company has complied with the code provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2009.

Please refer to the Corporate Governance Report on pages 19 to 29 for details.

AUDITORS

Ernst & Young was appointed as the auditors of the Company for the year ended 31 December 2009 and has audited the accompanying financial statements. A resolution to re-appoint Ernst & Young as auditors of the Company will be proposed at the forthcoming Annual General Meeting to be held on 20 May 2010.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the Directors confirmed that based on information that is publicly available to the Company and within the knowledge of the Directors, the Company had maintained sufficient amount of public float as required under the Listing Rules.

VOTING BY POLL

Pursuant to new Rule 13.39(4) of the Listing Rules effective from 1 January 2009, all votes of shareholders have been taken by poll in the 2009 general meeting of the Company, being the only shareholders’ meeting of the Company in 2009.

By Order of the Board
Fu Chengyu
Chairman

Hong Kong, 31 March 2010

Management Discussion and Analysis

BUSINESS REVIEW AND PROSPECTS

2009 was an unusual year in the history of the Company. The aftermath of the international financial crisis, the drop in oil prices and the continuing high costs in the industry all caused great difficulties for the Company’s operations. Natural disasters like typhoons had adverse impacts on the Company’s offshore operations. The Huizhou oilfields and Bozhong 25-1 oilfield were shut down and suffered significant production losses. Meanwhile, the heaviest development workload in the Company’s history, together with the tight human resources and engineering resources, exerted significant pressure on the Company’s construction and production schedules of its oil and gas fields.

Despite these difficulties, the Company managed to accomplish all of its targets set at the beginning of the year.

In 2009, the Company carefully deployed its operation resources, steadily advanced its intensive engineering, construction and development activities with a total of 11 new projects commencing production. Streamlined management enabled the Company to maintain producing oilfields at comparatively high production time efficiencies and at a slower decline rates, further contributing to its production growth.

As to exploration, the new discoveries and successful appraisals made by the Company in 2009 strengthened the foundation of its long-term development.

The Company continues to follow a prudent financial policy and strengthen the cost control, in order to maintain its cost advantage and healthy financial position.

For the year ended 31 December 2009, the Company’s total revenue was RMB105,195 million (US$15,398 million, with the exchange rates applicable for 2009 and 2008 at 6.8317 and 6.9449, respectively), representing a 16.5% decrease over the previous year. The Company’s net profit was RMB29,486 million (US$4,316 million), representing a 33.6% decrease from the previous year, primarily as a result of significant decline in the international oil prices.

For the year ended 31 December 2009, the Company’s basic and diluted earnings per share were both RMB0.66.

In 2010, the Chinese economy is expected to be an important force in leading the recovery of the global economy. However, such recovery may be slow and uneven. Moreover, the budding inflation will add uncertainties to the environment of the Company’s operations. The oil and gas industry’s costs may remain high.

In 2010, the Company plans to increase its capital expenditure to support its production growth and exploration workload. 98 exploration wells are planned to be drilled. Nine new projects are expected to commence production in 2010, further supporting the Company’s rapid growth in oil and gas production.

FINANCIAL RESULTS

Consolidated net profit
Our consolidated net profit decreased 33.6% to RMB29,485.6 million (US$4,316.0 million) in 2009 from RMB44,375.3 million in 2008.

Revenue
Our oil and gas sales decreased 16.8% to RMB83,914.4 million (US$12,283.1 million) in 2009 from RMB100,831.3 million in 2008, primarily as a result of significantly lower average realised oil prices in 2009. The average realised price for our crude oil decreased by US$28.78 per barrel, or 32.2%, to US$60.61 per barrel in 2009 from US$89.39 per barrel in 2008. We sold 186.9 million barrels of crude oil in 2009, representing a 22.4% increase from 152.7 million barrels in 2008. The average realised price for our natural gas increased US$0.18 per thousand cubic feet, or 4.7%, to US$4.01 per thousand cubic feet in 2009 from US$3.83 per thousand cubic feet in 2008. Sales volume of our natural gas increased 4.8% to 41.7 million BOE in 2009 from 39.8 million BOE in 2008.

Our net marketing profit, which is marketing revenue less purchase costs, increased 1.7% to RMB296.7 million (US$43.4 million) in 2009 from RMB291.7 million in 2008. Our realised marketing profit margin, which is our net marketing profit as a percentage of marketing revenues, was 1.4% in 2009, generally the same as that of 1.3% in 2008.

Operating expenses
Our operating expenses increased 25.0% to RMB12,490.4 million (US$1,828.3 million) in 2009 from RMB9,990.4 million in 2008. Operating expenses per BOE increased 6.6% to RMB54.8 (US$8.03) per BOE in 2009 from RMB51.4 (US$7.41) per BOE in 2008. Such increase is attributable to the commencement of production of oil and gas fields in 2009, the upgrade of operational equipment to improve the safety and reliability of production facilities, and the heavier operation workload at producing oil and gas fields.

Operating expenses per BOE offshore China increased 10.5% to RMB49.4 (US$7.23) per BOE in 2009 from RMB44.7 (US$6.43) per BOE in 2008, the increase is attributable to the upgrade of operational equipment to improve the safety and reliability of production facilities and the heavier operation workload. Operating expenses per BOE overseas decreased 19.4% to RMB80.9 (US$11.84) per BOE in 2009 from RMB100.3 (US$14.44) per BOE in 2008, primarily as a result of the lower average operating costs of overseas oil and gas fields commencing production in 2009.

Production taxes
Our production taxes decreased 25.4% to RMB3,647.2 million (US$533.9 million) in 2009 from RMB4,889.3 million in 2008, primarily as a result of lower crude oil sales due to significantly lower average realised oil prices in 2009.

Exploration expenses
Our exploration expenses decreased 5.2% to RMB3,233.7 million (US$473.3 million) in 2009 from RMB3,409.5 million in 2008. In 2009, we continued to enhance our exploration activities and due to higher drilling success rate, our exploration expenses in 2009 decreased slightly from that in 2008.

Depreciation, depletion and amortisation
Our depreciation, depletion and amortisation other than dismantlement expenditures increased 60.1% to RMB15,013.8 million (US$2,197.7 million) in 2009 from RMB9,380.5 million in 2008. Our average depreciation, depletion and amortisation per barrel increased 36.5% to RMB65.9 (US$9.65) per BOE in 2009 from RMB48.3 (US$6.95) per BOE in 2008, primarily as a result of the commencement of production in 2008 and 2009 of such oil and gas fields which were successively developed in recent years under an environment of the rising costs in both service fees and raw materials.

The depreciation, depletion and amortisation related to our dismantlement provisions increased 37.2% to RMB 929.1 million (US$136.0 million) in 2009 from RMB677.2 million in 2008. Our average dismantling costs increased 16.9% to RMB4.08 (US$0.60) per BOE in 2009 from RMB3.49 (US$0.50) per BOE in 2008. Apart from the commencement of production of oil and gas fields, the increase is also attributable to higher estimated future dismantlement obligations arising from upward reevaluation of expected work commitments and higher projected service fees and raw material prices.

Special Oil Gain Levy
Our Special Oil Gain Levy decreased 60.8% to RMB6,357.3 million (US$930.6 million) in 2009 from RMB16,238.2 million in 2008, primarily as a result of our lower realised oil price, and correspondingly, the lower applicable progressive rates imposed by the levy.

Impairment and inventory provision
Our impairment and inventory provision decreased 99.6% to RMB6.9 million (US$1.0 million) in 2009 from RMB1,541.5 million in 2008. The current year expense primarily included the provisions for inventory obsolescence in 2009.

Selling and administrative expenses
As compared to 2008, there was higher marketing costs in line with rising sales volume, higher wages and social security costs due to increasing staff headcounts; and higher leasing and outsourcing fees corresponding to market condition. In 2009, in light of these factors, our selling and administrative expenses increased 29.9% to RMB2,264.0 million (US$331.4 million) in 2009 from RMB1,742.6 million in 2008. Our selling and administrative expenses increased 10.8% to RMB9.94 (US$1.46) per BOE in 2009 from RMB8.97 (US$1.29) per BOE in 2008.

Finance costs/Interest income
Our finance costs increased 28.7% to RMB534.5 million (US$78.2 million) in 2009 from RMB415.3 million in 2008, primarily as a result of the increase in unwinding the discount on the provisions for dismantlement in 2009. Our interest income decreased 41.5% to RMB638.3 million (US$93.4 million) in 2009 from RMB1,091.0 million in 2008, primarily as a result of the lower banking deposit interest rates due to the liquidity excesses in both the domestic and overseas financial markets.

Exchange gains, net
Our net exchange gains decreased 97.9% to RMB53.8 million (US$7.9 million) in 2009 from RMB2,551.3 million in 2008 primarily as a result of the relatively stable exchange rate between Renminbi and U.S. dollars in 2009 compared to 2008.

Investment income
Our investment income decreased 58.0% to RMB199.9 million (US$29.3 million) in 2009 from RMB475.9 million in 2008, primarily as a result of lower realised gains due to market conditions and redemptions to avoid the potential losses due to the volatile financial markets.

Share of profits of associates
Our share of profits of associates decreased 53.6% to RMB173.5 million (US$25.4 million) in 2009 from RMB374.1 million in 2008, primarily as a result of significant lower average realised oil price in an associated company in 2009.

Income tax expense
Our income tax expense decreased 16.1% to RMB11,335.5 million (US$1,659.3 million) in 2009 from RMB13,505.0 million in 2008, primarily as a result of lower revenue and profit due to lower average realised oil price. Our effective tax rate increased to 27.7% in 2009 from 23.3% in 2008. In 2008, the Company had a lower effective tax rate primarily because of the tax exemption on the income from the sale of working interests in certain assets. In addition, the larger profit contribution from our overseas business units and the increased tax rate in Indonesia have attributed to the higher effective tax rate in 2009.

CAPITAL RESOURCES AND LIQUIDITY

Overview
Our primary sources of cash during 2009 were cash flow from operating activities. We used cash primarily to fund capital spending program and dividends.

Cash generated from operating activities
In 2009, our cash flow from operating activities was RMB52,857.9 million (US$7,737.1 million) as compared to RMB55,738.4 million in 2008, representing a decrease of 5.2% from 2008. The decrease in cash from operating activities was mainly due to lower crude oil prices and increases in costs, expenditures and working capital, partially offset by the sales volume increase in 2009. The cash outflows included special oil gain levy payments of RMB4,255.1 million (US$622.8 million) and income tax payments of RMB8,760.6 million (US$1,282.4 million).

Cash used in investing activities
Net cash outflow from investing activities in 2009 was RMB40,540.7 million (US$5,934.2 million), representing a decrease of RMB8,443.6 million, or 17.2%, from RMB48,984.3 million in 2008.

Our capital expenditures and investments primarily include all exploration and development expenditures and purchases of oil and gas properties. Our capital expenditures increased 16.6% to RMB43,626.8 million (US$6,385.9 million) in 2009 from RMB37,414.1 million in 2008, primarily as a result of increase in exploration activities and continuing development of projects under construction. Our development expenditures in 2009 primarily relate to the development of Akpo field of the OML130 project, Penglai 19-3 Phase II, Suizhong 36-1, Jinzhou 25-1S, Jinzhou 25-1, Ledong 22-1/15-1 and Bozhong 19-4 and recovery improvement of certain producing oil and gas fields.

In addition, our cash used in investing activities was also attributable to purchases of available-for-sale financial assets of RMB7,652.4 million (US$1,120.1 million) and held-to-maturity financial assets of RMB3,000.0 million (US$439.1 million). Our cash generated from investing activities were mainly from the proceeds from the sales of available-for-sale financial assets and held-to-maturity financial assets in the amount of RMB9,257.1 million (US$1,355.0 million) and RMB3,000.0 million (US$439.1 million), respectively.

Cash used in financing activities
Net cash outflow from financing activities in 2009 was RMB9,403.3 million (US$1,376.4 million), representing a decrease of RMB725.7 million, or 7.2%, from RMB10,129.0 million in 2008. In 2009, the net cash outflow was mainly due to the distribution of dividends in the amount of RMB14,175.3 million (US$2,074.9 million). Partially offset by the cash inflow, which was mainly due to bank borrowings of RMB5,307.0 million (US$776.8 million).

At the end of 2009, our total debt was RMB18,692.2 million (US$2,736.1 million), as compared to RMB13,880.6 million at the end of 2008. The increase in debt in 2009 was primarily due to borrowings associated with the OML130 project and the Tangguh project. Our gearing ratio, which is defined as interest bearing debt divided by the sum of interest bearing debt and equity, was 9.7%.

MARKET RISKS

Our market risk exposures primarily consist of fluctuations in oil and gas prices, exchange rates and interest rates.

Oil price risk
As our realised oil prices are mainly determined by reference to oil prices in international market, changes in international oil prices have a significant impact on us. Unstable and high volatility of international oil prices may have a significant impact on our revenue and profit.

Currency risk
A significant portion of the Company’s oil and gas sales are denominated in Renminbi and U.S. dollars. On 21 July 2005, China reformed its exchange rate regime by adopting a managed floating exchange rate approach that is based on market supply and demand and with reference to a basket of currencies. Renminbi is no longer pegged to U.S. dollars. In 2009, Renminbi appreciated approximately 0.1% against U.S. dollars.

Interest rate risk
As at the end of 2009, the interest rates for 36% of the Company’s debts were fixed. The weighted average term of the Company’s debts was approximately 6.9 years.

EMPLOYEES

As at 31 December 2009, the Company had 4,019 employees.

We have adopted four share option schemes for directors, senior management and other eligible grantees of the Company since 4 February 2001. The Board has granted options to directors, senior management and other eligible grantees pursuant to these share option schemes.

In 2009, we adopted a market-oriented employment system and a more competitive remuneration scheme by improving our employment policy.

In 2009, the Company finished revising the labour contracts for all of its domestic employees in accordance with the new Labour Contract Law of the PRC in order to protect the employees’ interests.

CHARGES ON ASSETS

Together with the other joint venture partners and the operator of the NWS Project, CNOOC NWS Private Limited, our wholly owned subsidiary, signed a Deed of Cross Charge and an Extended Deed of Cross Charge pursuant to which certain liabilities incurred or to be incurred, if any, by us in respect of the NWS Project are secured by our interests in the NWS Project.

CONTINGENT LIABILITIES

On 20 April 2006, the Company acquired from South Atlantic Petroleum Limited (“SAPETRO”) a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”).

In 2007, a Nigeria local tax office conducted a tax audit on SAPETRO and raised a disagreement with the tax filings made for OML130 Transaction based on its preliminary tax audit assessment. The Company has contested such tax audit assessment in accordance with Nigerian laws and relevant agreements with SAPETRO. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds with legal merits in contesting such tax audit assessment. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

Independent Auditors’ Report

To the shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements of CNOOC Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 49 to 104, which comprise the consolidated and company statements of financial position as at 31 December 2009, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS’ RESPONSIBILITY
Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2009 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

18th Floor, Two International Finance Centre
8 Finance Street, Central
Hong Kong
31 March 2010

Consolidated Statement of Comprehensive Income
Year ended 31 December 2009
(All amounts expressed in thousands of Renminbi, except per share data)

		Group
	Notes	2009	2008

REVENUE
Oil and gas sales	5	83,914,379	100,831,333
Marketing revenues		20,751,961	22,966,752
Other income		528,737	2,179,297

		105,195,077	125,977,382

EXPENSES
Operating expenses		(12,490,363)	(9,990,368)
Production taxes	11	(3,647,153)	(4,889,272)
Exploration expenses		(3,233,683)	(3,409,546)
Depreciation, depletion and amortisation	7	(15,942,902)	(10,057,665)
Special oil gain levy	6	(6,357,304)	(16,238,234)
Impairment and inventory provision	15, 21	(6,903)	(1,541,458)
Crude oil and product purchases		(20,455,217)	(22,675,049)
Selling and administrative expenses		(2,263,957)	(1,742,597)
Others		(473,015)	(1,568,039)

		(64,870,497)	(72,112,228)

PROFIT FROM OPERATING ACTIVITIES		40,324,580	53,865,154

Interest income	7	638,252	1,091,024
Finance costs	8	(534,539)	(415,271)
Exchange gains, net	7	53,799	2,551,260
Investment income	7	199,925	475,925
Share of profits of associates		173,459	374,111
Non-operating expenses, net		(34,385)	(61,917)

PROFIT BEFORE TAX	7	40,821,091	57,880,286
Income tax expense	11	(11,335,516)	(13,505,032)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS
OF THE PARENT		29,485,575	44,375,254

OTHER COMPREHENSIVE LOSS
Exchange differences on translation of foreign operations		(158,312)	(5,074,423)
Net (loss)/gain on available-for-sale financial assets, net of tax	20	(73,736)	10,310
Share of other comprehensive income of associates		6,979	4,316

OTHER COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX		(225,069)	(5,059,797)

TOTAL COMPREHENSIVE INCOME		29,260,506	39,315,457

EARNINGS PER SHARE FOR THE YEAR ATTRIBUTABLE
TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic	14	RMB0.66	RMB0.99
Diluted	14	RMB0.66	RMB0.99

Consolidated Statement of Financial Position
31 December 2009
(All amounts expressed in thousands of Renminbi)

		Group
	Notes	2009	2008

NON-CURRENT ASSETS
Property, plant and equipment	15	165,319,871	138,358,136
Intangible assets	16	1,230,127	1,205,645
Investments in associates	18	1,726,806	1,785,155
Available-for-sale financial assets	20	3,119,955	1,549,797

Total non-current assets		171,396,759	142,898,733

CURRENT ASSETS
Inventories and supplies	21	3,145,855	2,684,372
Trade receivables	22	13,115,883	5,633,318
Available-for-sale financial assets	20	8,582,364	11,660,649
Other current assets		2,542,325	2,730,324
Time deposits with maturity over three months	23	20,870,000	21,300,000
Cash and cash equivalents	23	22,615,037	19,761,618

Total current assets		70,871,464	63,770,281

CURRENT LIABILITIES
Trade and accrued payables	24	15,607,640	11,913,363
Other payables and accrued liabilities	25	9,773,557	4,020,803
Current portion of long term bank loans	26	122,092	16,623
Taxes payable		5,538,661	2,848,454

Total current liabilities		31,041,950	18,799,243

NET CURRENT ASSETS		39,829,514	44,971,038

TOTAL ASSETS LESS CURRENT LIABILITIES		211,226,273	187,869,771

NON-CURRENT LIABILITIES
Long term bank loans	26	11,816,908	7,115,408
Long term guaranteed notes	27	6,753,153	6,748,598
Provision for dismantlement	28	11,281,089	8,339,734
Deferred tax liabilities	11	7,439,620	5,428,323

Total non-current liabilities		37,290,770	27,632,063

Net assets		173,935,503	160,237,708

EQUITY
Equity attributable to owners of the parent
Issued capital	29	949,299	949,299
Reserves	30	172,986,204	159,288,409

Total equity		173,935,503	160,237,708

Yang Hua	Wu Guangqi
Director	Director

Consolidated Statement of Changes in Equity
Year ended 31 December 2009
(All amounts expressed in thousands of Renminbi)

					Attributable to owners of the parent

		Share premium			Statutory
		and capital		Cumulative	and non-					Proposed
	Issued	redemption		translation	distributable		Other		Retained	final
	capital	reserve		reserve	reserves		reserves		earnings	dividend		Total

At 1 January 2008	942,541	41,043,786		(5,632,454)	20,000,000		4,848,022		66,060,398	7,052,445		134,314,738

Total comprehensive income for the year	–	–		(5,074,423)	–		14,626		44,375,254	–		39,315,457

2007 final dividend	–	–		–	–		–		230,915	(7,052,445)		(6,821,530)
2008 interim dividend	–	–		–	–		–		(7,830,243)	–		(7,830,243)
Proposed 2008 final dividend	–	–		–	–		–		(7,878,753)	7,878,753		–
Conversion from bonds**	6,732	1,080,461		–	–		–		–	–		1,087,193
Exercise of share options	26	4,848		–	–		–		–	–		4,874
Equity-settled share option expense	–	–		–	–		167,219		–	–		167,219
Appropriation of safety fund	–	–		–	–		33,831		(33,831)	–		–

At 31 December 2008	949,299	42,129,095	*	(10,706,877)*	20,000,000	*	5,063,698	*	94,923,740 *	7,878,753	*	160,237,708

At 1 January 2009	949,299	42,129,095		(10,706,877)	20,000,000		5,063,698		94,923,740	7,878,753		160,237,708

Total comprehensive income for the year	–	–		(158,312)	–		(66,757)		29,485,575	–		29,260,506

2008 final dividend	–	–		–	–		–		5,360	(7,878,753)		(7,873,393)
2009 interim dividend	–	–		–	–		–		(7,873,661)	–		(7,873,661)
Proposed 2009 final dividend	–	–		–	–		–		(7,855,526)	7,855,526		–
Equity-settled share option expense	–	–		–	–		184,343		–	–		184,343
Appropriation and utilisation of safety fund, net	–	–		–	–		(8,679)		8,679	–		–

At 31 December 2009	949,299	42,129,095	*	(10,865,189)*	20,000,000	*	5,172,605	*	108,694,167 **	7,855,526	*	173,935,503

*	These reserve accounts comprise the consolidated reserves of approximately RMB172,986,204,000 (2008: RMB159,288,409,000) in the consolidated statement of financial position.
**
On 21 February 2008, the Group extinguished the outstanding convertible bonds by exercising an early redemption option. The withdrawal of listing of the convertible bonds on the Stock Exchange of Hong Kong Limited (“HKSE”) was effective at the close of business on 6 March 2008. The Group currently has no outstanding convertible bonds.

Consolidated Statement of Cash Flows
Year ended 31 December 2009
(All amounts expressed in thousands of Renminbi)

		Group
	Notes	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	33	61,618,522	71,181,383
Income taxes paid		(8,760,638)	(15,442,948)

Net cash flows from operating activities		52,857,884	55,738,435

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		(1,016,821)	(1,003,702)
Additions of property, plant and equipment		(42,416,706)	(36,317,038)
Additions of intangible assets		(193,258)	(93,317)
Decrease/(increase) in time deposits with maturity over three months		430,000	(14,100,000)
Proceeds from disposal of non-current assets held for sale		–	1,552,228
Dividends received from associates		238,787	624,271
Interest received		764,804	1,091,024
Investment income received		22,382	75,881
Purchases of long term available-for-sale financial assets		(1,572,415)	–
Purchases of current available-for-sale financial assets		(6,080,000)	(6,490,784)
Proceeds from sale of current available-for-sale financial assets		9,257,081	1,920,283
Purchase of held-to-maturity financial assets		(3,000,000)	–
Sale of held-to-maturity financial assets		3,000,000	3,000,000
Proceeds from disposal of property, plant and equipment		25,439	756,846

Net cash flows used in investing activities		(40,540,707)	(48,984,308)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans		5,306,969	4,803,807
Repayment of bank loans		(500,000)	(249,903)
Dividends paid		(14,175,349)	(14,651,773)
Interest paid		(34,907)	(36,044)
Proceeds from exercise of share options		–	4,874

Net cash flows used in financing activities		(9,403,287)	(10,129,039)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		2,913,890	(3,374,912)
Cash and cash equivalents at beginning of year		19,761,618	23,356,569
Effect of foreign exchange rate changes, net		(60,471)	(220,039)

CASH AND CASH EQUIVALENTS AT END OF YEAR	23	22,615,037	19,761,618

Statement of Financial Position
31 December 2009
(All amounts expressed in thousands of Renminbi)

		Company
	Notes	2009	2008

NON-CURRENT ASSETS
Property, plant and equipment	15	208	496
Investments in subsidiaries	17	6,391,273	6,401,508
Loans to a subsidiary	17	3,414,101	3,417,280

Total non-current assets		9,805,582	9,819,284

CURRENT ASSETS
Other current assets		13,569	10,970
Due from subsidiaries	17	53,140,148	66,925,686
Available-for-sale financial assets	20	19,227	19,245
Cash and cash equivalents	23	9,875	122,828

Total current assets		53,182,819	67,078,729

CURRENT LIABILITIES
Other payables and accrued liabilities		1,576,873	3,406
Due to subsidiaries	17	6,710,939	6,708,355

Total current liabilities		8,287,812	6,711,761

NET CURRENT ASSETS		44,895,007	60,366,968

Net assets		54,700,589	70,186,252

EQUITY
Equity attributable to owners of the parent
Issued capital	29	949,299	949,299
Reserves	30	53,751,290	69,236,953

Total equity		54,700,589	70,186,252

Yang Hua	Wu Guangqi
Director	Director

Notes to Consolidated Financial Statements
31 December 2009
(All amounts expressed in Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards “IFRSs” (which also include International Accounting Standards (“IASs”) and Interpretations) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards “HKFRSs” (which also include Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Group is set out below.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs and IFRIC Interpretations that are first effective for the current accounting year commencing 1 January 2009 or later but available for early adoption. The equivalent new and revised HKFRSs and HKFRS Interpretations consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

(a) Standards, revisions and amendments to IFRSs and HKFRSs which are applicable to the Group, and have been adopted for the first time for the current year’s financial statements:

IFRS 2/HKFRS 2 (Amended) – Share-based Payment – Vesting Conditions and Cancellations

The Amendments clarify the definition of vesting conditions and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied. The Group has not entered into share-based payment schemes with non-vesting conditions attached and, therefore, the adoption of the Amendments did not have any impact on its accounting for share-based payments.

IFRS 7/HKFRS 7 (Amended) – Financial Instruments: Disclosures

The Amendments introduce a three-level hierarchy for fair value measurement disclosures. It also requires entities to provide additional disclosures about the fair value measurements and liquidity risk. The fair value measurement disclosures are presented in note 35. The liquidity risk disclosures are not significantly impacted by the Amendments as presented in note 37.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

(a) Standards, revisions and amendments to IFRSs and HKFRSs which are applicable to the Group, and have been adopted for the first time for the current year’s financial statements (continued):

IFRS 8/HKFRS 8 – Operating Segments

This standard requires disclosure of information about the Group’s operating segments and replaces the requirement to determine primary (business) and secondary (geographical) reporting segments of the Group. The Group determined that the operating segments were the same as the business segments previously identified under IAS 14/HKAS 14 Segment Reporting. Additional disclosures about each of these segments, including the related comparative information are shown in note 4.

IAS 1/HKAS 1 (Revised) – Presentation of Financial Statements

The revised standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, this standard introduces the statement of comprehensive income. It presents all items of recognised income and expense either in one single statement, or in two linked statements. The Group has elected to present one single statement.

IAS 23/HKAS 23 (Revised) – Borrowing Costs

The revised standard requires capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. As the Group’s current policy for borrowing costs aligns with the requirements of the revised standard, the revised standard has no impact on the Group.

(b)
Standards, amendments and revisions which are applicable to the Group, and that are effective for accounting periods beginning on or after 1 January 2010, and will only be adopted by the Group upon or after their respective effective dates:

IFRS 3/HKFRS 3 (Revised) – Business Combinations and IAS 27/HKAS 27 (Amended) – Consolidated and Separate Financial Statements

IFRS 3/HKFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring on or after 1 January 2010. Changes affect the valuation of non-controlling interests, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs and future reporting results.

IAS 27/HKAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss.

IFRS 3/HKFRS 3 (Revised) – Business Combinations and IAS 27/HKAS 27 (Amended) – Consolidated and Separate Financial Statements will become effective on 1 January 2010. The changes introduced by these revised standards must be applied prospectively and will affect the accounting of future acquisitions, loss of control and transactions with non-controlling interests.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

(b)
Standards, amendments and revisions which are applicable to the Group, and that are effective for accounting periods beginning on or after 1 January 2010, and will only be adopted by the Group upon or after their respective effective dates (continued):

IFRS 9/HKFRS 9 – Financial Instruments

IFRS 9/HKFRS 9 uses a single approach to determine whether a financial asset is measured at amortised cost or fair value, replacing the many different rules in IAS 39/HKAS 39. The approach in IFRS 9/HKFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. This new standard will become effective on 1 January 2013. The Group has not yet determined the extent of the impact of IFRS 9/HKFRS 9.

IAS 24/HKAS 24 (Revised) – Related Party Disclosures

IAS 24/HKAS 24 (Revised) clarifies and simplifies the definition of related parties. It also provides for a partial exemption of related party disclosure to government-related entities for transactions with the same government or entities that are controlled, jointly controlled or significantly influenced by the same government. The Group expects to adopt IAS 24/HKAS 24 (Revised) from 1 January 2011 and the comparative related party disclosures will be amended accordingly.

Improvements to IFRSs/HKFRSs

Apart from the above, the IASB/HKICPA has also issued Improvements to IFRSs/HKFRSs which sets out amendments to a number of IFRSs/HKFRSs primarily with a view to removing inconsistencies and clarifying wording. While the adoption of some of the amendments may result in changes in accounting policy, none of them are expected to have a material financial impact on the Group. The Group has also considered all other IFRICs issued and they are unlikely to have any financial impact on the Group.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basisof preparation

Thesefinancial statements have been prepared under the historical cost convention, except for current available-for-sale financial assets and derivative financial instruments, which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2009.

The results of subsidiaries are consolidated from the date of acquisition being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s statement of comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses and unrealised gains and losses and dividends resulting from intra-group transactions are eliminated in full.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired and liabilities and contingent liabilities assumed at the date of acquisition.

Those oil and gas reserves and resources that are able to be reliably valued are recognised in the assessment of the fair values on acquisition. Other potential reserves, resources and rights, for which fair values cannot be reliably determined, are not recognised. The cost of an acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange plus cost directly attributable to the acquisition.

Subsidiaries

A subsidiary is an entity in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors; or over which the Company has a contractual right to exercise a dominant influence with respect to that entity’s financial and operating policies. The results of subsidiaries are included in the Company’s statement of comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

Associates

An associate is an entity in which the Group has significant influence. The Group’s investments in its associates are accounted for using the equity method of accounting. The investments in the associates are carried in the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate.

The Group’s share of the post-acquisition results and reserves of the associates are included in the consolidated statement of comprehensive income and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interests in the associates.

The results of associates are included in the Company’s statement of comprehensive income to the extent of dividends received and receivable. The Company’s interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

Joint ventures

Certain of the Group’s activities are conducted through joint arrangements, including the production sharing arrangements. These arrangements are a form of joint venture whereby a contractual arrangement exists between two or more parties to undertake an economic activity that is subject to joint control. These joint arrangements are included in the consolidated financial statements in proportion to the Group’s interests in the income, expenses, assets and liabilities of these arrangements. The financial statements of the joint ventures are prepared for the same reporting period as the parent company. Adjustments are made where necessary to bring the accounting policies in line with those of the Group.

Reimbursement of the joint venture operator’s costs

When the Group acting as an operator receives reimbursement of direct costs recharged to a joint venture, such recharges represent reimbursements of costs that the operator incurred as an agent for the joint venture and therefore have no effect on the consolidated statement of comprehensive income.

In many cases, the Group also incurs certain general overhead expenses in carrying out activities on behalf of the joint venture. As these costs cannot often be specifically identified, joint venture agreements allow the operator to recover the general overhead expenses incurred by charging an overhead fee that is based on a fixed percentage of the total costs incurred for the year. Although the purpose of this recharge is very similar to the reimbursement of direct costs, the Group is not acting as an agent in this case. Therefore, the general overhead expenses and the overhead fee are recognised in the consolidated statement of comprehensive income as an expense and income, respectively.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Jointly-controlled assets

A jointly controlled asset involves joint control and offers joint ownership by the Group and other venturers of assets contributed to or acquired for the purpose of the joint venture, without the formation of a corporation, partnership or other entity.

The Group accounts for its share of the jointly-controlled assets, any liabilities it has incurred, its share of any liabilities jointly incurred with other ventures, income from the sale or use of its share of the joint venture’s output, together with its share of the expenses incurred by the joint venture, and any expenses it incurs in relation to its interest in the joint venture.

Jointly-controlled entities

A jointly-controlled entity is a corporation, partnership or any other entity in which each participant holds an interest. A jointly-controlled entity operates in the same way as other entities, controlling the assets of the joint venture, earning its own income and incurring its own liabilities and expenses. Interests in jointly-controlled entities are accounted for using the proportionate consolidation method.

Related parties
A party is considered to be related to the Group if:

(a)
the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d); or

(f)
the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is calculated as the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated statement of comprehensive income in the period in which it arises.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to the consolidated statement of comprehensive income in the period in which it arises.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment
Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment.

(a)	Oil and gas properties

For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

The Group carries exploratory well costs as an asset when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expenses. Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon the successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

Productive oil and gas properties are depreciated on a unit-of-production basis over the proved developed reserves. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are depreciated based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depreciated until commercial production commences and the reserves related to those costs are excluded from the calculation of depreciation.

Capitalised acquisition costs of proved properties are depreciated on a unit-of-production method over the total proved reserves of the relevant oil and gas properties.

(b)	Vehicles and office equipment

Vehicles and office equipment are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The Group estimates the useful lives of vehicles and office equipment to be five years.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a recoverable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

Any gains and losses on disposals of property, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) are included in the consolidated statement of comprehensive income.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

Intangible assets with finite lives are carried at cost, less accumulated amortisation and accumulated impairment losses. Such intangible assets except for gas processing rights, are amortised on a straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding software have been amortised on a straight-line basis over three to five years.

Major maintenance and repairs

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was separately depreciated and is now written off is replaced and it is probable that future economic benefits associated with the item will flow to the Group, the replacement expenditure is capitalised. Where part of the asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets which is immediately written off. All other maintenance costs are expensed as incurred.

Research and development costs
All research costs are expensed as incurred.

Expenditure (other than that relating to oil and gas properties discussed above) incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred. No development costs were capitalised during the year.

Financial assets

Initial recognition and measurement

Financial assets within the scope of IAS 39/HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way purchases) are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset.

Subsequent measurement
The subsequent measurement of financial assets depends on their classifications as follows:

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets designated upon initial recognition at fair value through profit or loss. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationship as defined by IAS 39/HKAS 39. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognised in “Interest income” or “Finance costs” in the statement of comprehensive income.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

Subsequent measurement (continued)
(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Gains and losses are recognised in the consolidated statement of comprehensive income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(c) Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortised cost less any allowance for impairment. Amortised cost is computed to the amount initially recognised minus principle repayment, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. Gains and losses are recognised in the consolidated statement of comprehensive income when the investments are derecognised or impaired, as well as through the amortisation process.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available-for-sale or are not classified in any of the other three categories. After initial recognition, available-for-sale financial assets are measured at fair value, with unrealised gains or losses recognised directly in equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated statement of comprehensive income. When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fairvalue

Thefair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs.

Forfinancial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

Ananalysis of fair values of financial instruments and further details as to how they are measured are provided in note 35.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets
The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

	(a)	Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the consolidated statement of comprehensive income.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the consolidated statement of comprehensive income, to the extent that the carrying value of the asset does not exceed amortised cost at the reversal date.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice.

	(b)	Assets carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

	(c)	Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the consolidated statement of comprehensive income, is transferred from equity to the consolidated statement of comprehensive income.

Equity investments are impaired if there is a significant or prolonged decline in fair value of the investment below its cost or where other objective evidence of impairment exists. Impairment of debt instruments is assessed based on the same criteria as assets carried at amortised cost. Impairment losses on equity instrument are not reversed through the consolidated statement of comprehensive income; increases in their fair value after impairments are recognised directly in equity. Impairment losses on debt instruments are reversed through the consolidated statement of comprehensive income, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the consolidated statement of comprehensive income.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial assets
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

	i)	the rights to receive cash flows from the asset have expired;

ii)
the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; or

iii)
the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and other payables and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method. The related interest expense is recognised within “Finance costs” in the consolidated statement of comprehensive income.

Gains and losses are recognised in the consolidated statement of comprehensive income when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

A financial guarantee contract is recognised initially as its fair value including transaction costs that are directly attributable to the issue of the guarantee. Subsequent to initial recognition, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognised less cumulative amortisation.

Derecognition of financial liabilities
A financial liability is derecognised when the obligation under the liability is discharged, cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the consolidated statement of comprehensive income.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position, if and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories and supplies

Inventories primarily consist of oil and supplies, including items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis.

Cash and cash equivalents
Cash and cash equivalents comprise cash at banks and on hand and short term deposits with an original maturity of three months or less.

Provisions

(a) General

A general provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognised for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in “Finance costs” in the consolidated statement of comprehensive income.

(b) Dismantlement liability

Dismantlement liability is recognised when the Group has a present legal or constructive obligation as a result of the past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A corresponding amount equivalent to the provision is also recognised as part of the cost of the related property, plant and equipment. The amount recognised is the estimated cost of dismantlement, discounted to its present value using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Changes in the estimated timing of dismantlement cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment. The unwinding of the discount on the dismantlement provision is included as a finance cost.

The Group recognises a deferred tax asset and deferred tax liability regarding the temporary difference on the dismantlement liability and the dismantlement asset respectively.

Income tax
Income tax comprises current and deferred tax. Income tax is recognised in the consolidated statement of comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or loss.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•
where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

As at 31 December 2009, deferred tax liabilities related to undistributed earnings of certain of the Company’s subsidiaries have not been recognised, since the timing of the reversal of the taxable temporary difference can be controlled by the Company and it is probable that the temporary difference would not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

•
where the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition
Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a)	Oil and gas sales

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share oil that is lifted and sold on behalf of the government. Revenue from the sale of oil is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. This generally occurs when product is physically transferred into a vessel, pipe or other delivery mechanism. Revenue from the production of oil in which the Group has an interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Oil and gas lifted and sold by the Group above or below the Group’s participating interests in the production sharing contracts results in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year-end oil prices. Settlement will be in kind or in cash when the liftings are equalised or in cash when production ceases.

The Group has entered into gas sale contracts with customers, which contain take-or-pay clauses. Under these contracts, the Group makes a long term supply commitment in return for a commitment from the buyer to pay for minimum quantities, whether or not it takes delivery. These commitments contain protective (force majeure) and adjustment provisions. If a buyer has a right to get a ‘make up’ delivery at a later date, revenue recognition is deferred. If no such option exists according to the contract terms, revenue is recognised when the take-or-pay penalty is triggered.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(b) Marketing revenues

Marketing revenues principally represent the sale of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, is transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil to its customers. The cost of the oil and gas sold is included in “Crude oil and product purchases”.

(c) Other income

Other income mainly represents project management fees charged to foreign partners and handling fees charged to customers and is recognised when the services have been rendered. Reimbursement of insurance claims is recognised when the compensation becomes receivable.

(d) Dividend income
Dividend income is recognised when the Group’s right to receive payment is established.

(e) Interest income
Interest income is recognised as it accrues using the effective interest method.

TheGroup presents taxes collected from customers in the consolidated statement of comprehensive income on a netbasis.

Share-based payment transactions

Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model, further details of which are given in note 29.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at the end of the each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the consolidated statement of comprehensive income for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest for the Group.

No equity-settled award was modified or cancelled during the years ended 31 December 2009 and 2008.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Retirement and termination benefits

The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 11% to 22% of the employees’ basic salaries. The Group’s contributions to these defined contribution plans are charged to the consolidated statement of comprehensive income in the year to which they relate.

Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies
These financial statements are presented in RMB. Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions recorded by the entities of the Group are initially recorded using their respective functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the end of the reporting period. All differences are taken to the consolidated statement of comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain entities within the Group are currencies other than the RMB. As at the end of the reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Group at the exchange rates ruling at the reporting date, and their statement of comprehensive income are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the cumulative translation reserve. On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in profit or loss.

Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are charged to the consolidated statement of comprehensive income on the straight-line basis over the lease terms.

Contingencies
A contingent liability is disclosed when the existence of an obligation will only be confirmed by future events or when the amount of the obligation cannot be measured reliably.

A contingent asset is not recognised in the financial statements, but is disclosed when an inflow of economic benefits is probable.

Significant accounting judgements, estimates and assumptions
The preparation of the consolidated financial statements in conformity with IFRSs and HKFRSs requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and judgements are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

In the process of applying the Group’s accounting policies, the directors have made the following judgements, apart from those involving estimates, which have the most significant effect on the amounts recognised in the consolidated financial statements.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgements, estimates and assumptions (continued)

(a)	Reserve base

Oil and gas properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved reserves. Commercial reserves are determined using estimates of oil in place, recovery factors and future oil prices, the latter having an impact on the proportion of the gross reserves which are attributable to the host government under the terms of the production sharing contracts. The level of estimated commercial reserves is also a key determinant in assessing whether the carrying value of any of the Group’s oil and gas properties has been impaired.

Pursuant to the amendments to oil and gas reserve estimation requirements under US Securities and Exchange Commission’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after 31 December 2009, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves. Year-end prices were used for the estimation in the past accounting periods. However, it is not operational and cost-practical for management to estimate the effect of such change in accounting estimate precisely.

(b)	Carrying value of oil and gas assets

The calculation of the unit-of-production rate for oil and gas properties amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved reserves. This would generally result from significant changes in any of the factors or assumptions used in estimating reserves. These factors could include changes in proved reserves, the effect on proved reserves of differences between actual commodity prices and commodity price assumptions and unforeseen operational issues.

(c)	Impairment indicators

The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value in use and fair value less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the oil price assumption may change which may then impact the estimated life of the field and may then require a material adjustment to the carrying value of tangible assets. The Group monitors internal and external indicators of impairment relating to its tangible and intangible assets.

(d)	Dismantlement costs

Dismantlement costs will be incurred by the Group at the end of the operating life of certain of the Group’s facilities and properties. The ultimate dismantlement costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

(e)	Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on best estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as the Group’s experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Group company’s domicile.

4.	SEGMENT INFORMATION

	(a)	Operating segments

The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, operations under production sharing contracts and trading business. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The following table presents the segment financial information for the Group’s operating segments for the years ended 31 December 2009 and 2008.

	Independent		Production		Trading
	operations		sharing contracts		business		Corporate		Eliminations		Consolidated
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Sales to external customers:
Oil and gas sales	44,314,655	53,058,086	39,599,724	47,773,247	–	–	–	–	–	–	83,914,379	100,831,333
Marketing revenues	–	–	–	–	20,751,961	22,966,752	–	–	–	–	20,751,961	22,966,752
Intersegment revenues	102,278	1,035,292	8,828,793	6,787,259	–	–	–	–	(8,931,071)	(7,822,551)	–	–
Other income	239,721	588,948	169,967	1,459,239	–	–	119,049	131,110	–	–	528,737	2,179,297

Total	44,656,654	54,682,326	48,598,484	56,019,745	20,751,961	22,966,752	119,049	131,110	(8,931,071)	(7,822,551)	105,195,077	125,977,382

Segment results
Operating expenses	(6,184,270)	(4,543,039)	(6,306,093)	(5,447,329)	–	–	–	–	–	–	(12,490,363)	(9,990,368)
Production taxes	(2,245,181)	(2,769,550)	(1,401,972)	(2,119,722)	–	–	–	–	–	–	(3,647,153)	(4,889,272)
Exploration costs	(2,400,933)	(2,534,409)	(832,750)	(875,137)	–	–	–	–	–	–	(3,233,683)	(3,409,546)
Depreciation, depletion and amortisation	(6,845,081)	(5,223,311)	(9,097,821)	(4,834,354)	–	–	–	–	–	–	(15,942,902)	(10,057,665)
Special oil gain levy	(4,039,689)	(9,135,879)	(2,317,615)	(7,102,355)	–	–	–	–	–	–	(6,357,304)	(16,238,234)
Impairment and inventory provision	(7,265)	(5,425)	362	(1,536,033)	–	–	–	–	–	–	(6,903)	(1,541,458)

Crude oil and product purchases	–	–	–	–	(20,455,217)	(22,675,049)	–	–	–	–	(20,455,217)	(22,675,049)
Selling and administrative expenses	(32,858)	(67,069)	(989,237)	(404,058)	–	–	(1,241,862)	(1,271,470)	–	–	(2,263,957)	(1,742,597)
Others	–	(1,136,879)	(448,384)	(379,735)	–	–	(24,631)	(51,425)	–	–	(473,015)	(1,568,039)
Interest income	–	–	4,689	948	–	–	633,563	1,090,076	–	–	638,252	1,091,024
Finance costs	(295,777)	(225,337)	(211,432)	(181,001)	–	–	(27,330)	(8,933)	–	–	(534,539)	(415,271)
Exchange gains/(losses), net	–	360	25,434	(46,062)	–	–	28,365	2,596,962	–	–	53,799	2,551,260
Investment income	–	–	–	–	–	–	199,925	475,925	–	–	199,925	475,925
Share of profits of associates	–	–	–	–	–	–	173,459	374,111	–	–	173,459	374,111
Non-operating expenses, net	–	–	–	–	–	–	(34,385)	(61,917)	–	–	(34,385)	(61,917)
Income tax expense	–	–	–	–	–	–	(11,335,516)	(13,505,032)	–	–	(11,335,516)	(13,505,032)

Segment profit for the year	22,605,600	29,041,788	27,023,665	33,094,907	296,744	291,703	(11,509,363)	(10,230,593)	(8,931,071)	(7,822,551)	29,485,575	44,375,254

Other segment information
Segment assets	83,722,039	59,570,546	112,632,892	98,263,175	2,202,254	671,307	41,984,232	46,378,831	–	–	240,541,417	204,883,859
Investments in associates	–	–	–	–	–	–	1,726,806	1,785,155	–	–	1,726,806	1,785,155
Total assets	83,722,039	59,570,546	112,632,892	98,263,175	2,202,254	671,307	43,711,038	48,163,986	–	–	242,268,223	206,669,014
Segment liabilities	(16,557,308)	(11,897,451)	(31,698,358)	(19,979,928)	(428,178)	(284,690)	(19,648,876)	(14,269,237)	–	–	(68,332,720)	(46,431,306)
Total liabilities	(16,557,308)	(11,897,451)	(31,698,358)	(19,979,928)	(428,178)	(284,690)	(19,648,876)	(14,269,237)	–	–	(68,332,720)	(46,431,306)
Capital expenditures	30,415,023	19,444,927	13,251,396	17,808,777	–	–	41,358	146,318	–	–	43,707,777	37,400,022

4.	SEGMENT INFORMATION (continued)

	(b)	Geographical information

The Group mainly engages in the exploration, development and production of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Canada and Singapore.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. No further analysis of geographical information is presented for revenues from external customers as over 76% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets and capital expenditure information for the Group’s geographical information for the years ended 31 December 2009 and 2008.

									Consolidation
	PRC		Africa		Indonesia		Others		and elimination		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Non-current assets	115,148,448	91,074,990	33,901,366	33,009,769	13,844,432	13,478,255	9,269,208	7,521,911	(3,886,650)	(3,735,989)	168,276,804	141,348,936
Capital expenditures	36,881,164	26,671,778	3,163,512	6,161,935	1,574,841	3,409,775	2,088,260	1,156,534	–	–	43,707,777	37,400,022

The information on non-current assets above is based on the location of assets and excludes financial instruments.

Information about a major customer

The current year revenue of approximately RMB24,332,653,000 (2008: RMB46,482,906,000) was derived from sales by the independent operations and production sharing contracts segments to a single customer, including sales to a group of entities which are known to be under common control with that customer.

5.	OIL AND GAS SALES

	Group
	2009	2008
	RMB’000	RMB’000

Gross sales	87,762,658	105,643,389
Less: Royalties	(1,463,385)	(845,543)
PRC government’s share of oil	(2,384,894)	(3,966,513)

Oil and gas sales	83,914,379	100,831,333

6.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

7.	PROFIT BEFORE TAX
The Group’s profit before tax is arrived at after charging/(crediting):
	Group
	2009	2008
	RMB’000	RMB’000

Crediting:
Interest income on bank deposits	(638,252)	(1,091,024)
Exchange gains, net	(53,799)	(2,551,260)
Investment income:
– Net gain from available-for-sale publicly traded investments	(199,925)	(475,925)

Charging:
Auditors’ remuneration:
– Audit fee	15,447	23,424
– Other fees	2,619	1,707
	18,066	25,131

Employee benefit expense (including directors’ remuneration (note 9)):
– Wages, salaries and allowances	952,319	837,817
– Labour costs paid to contractors	1,696,767	1,521,710
– Equity-settled share option expense	184,343	167,219
	2,833,429	2,526,746

Depreciation, depletion and amortisation:
– Property, plant and equipment	15,819,121	10,238,038
– Intangible assets	167,776	139,017
Less: net amount capitalised	(43,995)	(319,390)
	15,942,902	10,057,665

Operating lease rentals:
– Office properties	127,008	111,508
– Equipment	1,653,464	1,237,954
	1,780,472	1,349,462

(Gain)/loss on disposal of property, plant and equipment	(1,564)	274,537
Repairs and maintenance	1,846,688	1,822,773
Research and development costs	539,233	507,078
Provision for inventory obsolescence	6,955	5,374

8.	FINANCE COSTS

	Group
	2009	2008
	RMB’000	RMB’000

Interest on bank loans which are repayable within five years	87,394	107,853
Interest on other loans (including convertible bonds)	386,838	416,265
Other borrowing costs	33,593	35,932

Total borrowing costs	507,825	560,050

Less:
Amount capitalised in property, plant and equipment (note 15)	(439,850)	(524,006)

	67,975	36,044

Other finance costs:
Unwinding of discount on provision for dismantlement (note 28)	466,439	379,227
Other	125	–

	534,539	415,271

The interest rates used to determine the amount of related borrowing costs for capitalisation varied from 4.1% to 6.375% (2008: from 4.1% to 6.375%) per annum during the year.

9.	DIRECTORS’ REMUNERATION

		Salaries,			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during	Share option
	Fees (1)	in kind (1)	bonuses	contributions	the year	benefits (8)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2009
Executive directors:
Fu Chengyu (7)	837	3,014	–	87	3,938	6,489
Yang Hua (7)	837	2,415	–	79	3,331	2,982
Wu Guangqi (7)	837	1,311	–	78	2,226	2,982

Subtotal	2,511	6,740	–	244	9,495	12,453

Non-executive directors:
Luo Han (3)	233	_	_	_	233	_
Cao Xinghe	837	_	_	_	837	2,982
Wu Zhenfang	837	_	_	_	837	2,982
Zhou Shouwei (2)	910	611	–	20	1,541	4,553

Subtotal	2,817	611	–	20	3,448	10,517

Independent non-executive directors:
Edgar W. K. Cheng (5)	–	–	–	–	–	–
Chiu Sung Hong	934	–	–	–	934	–
Lawrence J. Lau (5)	–	–	–	–	–	–
Tse Hau Yin, Aloysius	969	–	–	–	969	–
Wang Tao	419	–	–	–	419	–

Subtotal	2,322	–	–	–	2,322	–

Total	7,650	7,351	–	264	15,265	22,970

2008
Executive directors:
Fu Chengyu	847	3,051	2,616	88	6,602	5,445
Zhou Shouwei	847	2,475	1,766	79	5,167	3,817
Yang Hua	847	2,349	1,665	77	4,938	2,503
Wu Guangqi	847	1,327	678	78	2,930	2,503

Subtotal	3,388	9,202	6,725	322	19,637	14,268

Non-executive directors:
Luo Han	945	–	–	–	945	2,503
Cao Xinghe	847	–	–	–	847	2,124
Wu Zhenfang	847	–	–	–	847	2,124

Subtotal	2,639	–	–	–	2,639	6,751

Independent non-executive directors:
Edgar W. K. Cheng (5)	–	–	–	–	–	–
Chiu Sung Hong	945	–	–	–	945	–
Evert Henkes (4)	424	–	–	–	424	–
Lawrence J. Lau (5)	–	–	–	–	–	–
Tse Hau Yin, Aloysius	981	–	–	–	981	–
Wang Tao (6)	502	–	–	–	502	–

Subtotal	2,852	–	–	–	2,852	–

Total	8,879	9,202	6,725	322	25,128	21,019

9.	DIRECTORS’ REMUNERATION (continued)

Notes:

(1)	Fees and salaries, allowances and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual directors.
(2)	Mr. Zhou Shouwei was re-designated from executive director to non-executive director with effect from 31 March 2009.
(3)	Mr. Luo Han retired as a non-executive director of the Company with effect from 31 March 2009.
(4)	Mr. Evert Henkes retired as an independent non-executive director with effect from 29 May 2008.
(5)	Dr. Edgar W. K. Cheng and Professor Lawrence J. Lau have voluntarily waived their remuneration as directors in 2009 and 2008.
(6)	Mr. Wang Tao was elected as an independent non-executive director with effect from 29 May 2008.
(7)
The Board considered the decrease in net profit of the Company compared to 2008 was mainly attributable to the lower oil prices in 2009. The Board recognised the performance of the management of the Company, and the Board agreed the Executive Directors waived their performance related bonuses in 2009.

(8)
During the year, certain directors were granted share options in respect of their services to the Group under the applicable share option schemes of the Company, further details of which are set out in note 29 to the financial statements.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

10.	FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included four (2008: four) directors and one (2008: one) non-director employee. Their remuneration and share option benefits are as follows:

	2009	2008
	RMB’000	RMB’000

Fees*	4,309	3,388
Basic salaries, allowances and benefits in kind*	8,845	11,548
Performance related bonuses	703	7,569
Pension scheme contributions	356	426

Amount paid/payable during the year	14,213	22,931
Share option benefits**	18,438	16,661

	32,651	39,592

Number of directors	4	4
Number of non-director employee	1	1

*	Fees and salaries, allowances and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

**
During the year, share options were granted to certain of the five highest paid employees in respect of their services to the Group. Further details are included in note 29 to the financial statements.

The five highest paid individuals in the Group for each of the two years ended 31 December 2009 and 2008 were also the five highest paid directors or senior management and their emoluments are reflected in the analysis shown above.

10.        FIVE HIGHEST PAID EMPLOYEES (continued)
The number of the five highest paid directors and senior management whose remuneration and share option benefits fell within the following bands is as follows:

	Number of employees
	2009	2008
Nil to RMB5,000,000	1	–
RMB5,000,001 to RMB5,500,000	1	1
RMB5,500,001 to RMB6,000,000	–	1
RMB6,000,001 to RMB6,500,000	2	–
RMB6,500,001 to RMB8,000,000	–	1
RMB8,000,001 to RMB10,000,000	–	1
RMB10,000,001 to RMB12,000,000	1	–
RMB12,000,001 to RMB14,000,000	–	1

	5	5

11.       TAX

(i)	Income tax
The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 17.5% (from January to March 2008), and 16.5% (first effective from the fiscal year beginning 1 April 2008) on profits arising in or derived from Hong Kong.

Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”) on 22 April 2009 (the “Notice”), “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”), which took effect from 1 January 2008, the management of the Company believes that the Company is likely to be regarded as a Chinese Resident Enterprise (“CRE”) based on the criteria as set out in the Notice. The Company is currently applying to its in-charge tax authority to confirm its CRE status and is waiting for the final confirmation from the SAT. If the application is accepted by the SAT, the Company will be subject to the PRC corporate income tax at the rate of 25%.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to an enterprise income tax rate of 25% under the prevailing tax rules and regulations. In addition, dividends declared by CNOOC China Limited out of its post 1 January 2008 earnings to the Company is subject to a withholding tax of 5% based on the Double Taxation Arrangement between Mainland China and Hong Kong if the Company is determined not to be a CRE.

11.	TAX (continued)

(i)	Income tax (continued)
Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 51.875%.

Some of the Group’s oil and gas interests in Indonesia are held though Labuan incorporated companies. According to an amendment to the tax rules enacted by the Indonesian government in December 2009, Labuan incorporated companies will no longer enjoy the tax rates under the old tax treaty between Indonesia and Malaysia and the tax rates will increase from the existing range of 43.125% to 51.875% to the range of 44% to 56%. The amendment will take effect from 1 January 2010.

As of 31 December 2009, the management of the Company has not provided any deferred tax related to earnings derived by the Company from its overseas subsidiaries since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax expense in the Group’s consolidated statement of comprehensive income is as follows:

	Group
	2009	2008
	RMB’000	RMB’000
Overseas
Current income tax	657,614	934,420
Deferred tax	1,362,833	(631,329)
PRC
Current income tax	8,663,709	13,203,815
Deferred tax	651,360	(1,874)
Total tax charge for the year	11,335,516	13,505,032

A reconciliation of the statutory PRC corporate income tax rate to the effective income tax rate of the Group is as follows:
	Group
	2009	2008
	%	%
Statutory PRC enterprise income tax rate	25.0	25.0
Effect of different tax rates for the Company and overseas subsidiaries	3.0	(1.1)
Tax credit from the government	(0.3)	(0.2)
Profit attributable to associates	(0.1)	(0.2)
Other permanent differences	0.1	(0.2)
Group’s effective income tax rate	27.7	23.3

The movements of deferred tax liabilities are as follows:
	Group
	2009	2008
	RMB’000	RMB’000
At 1 January	5,428,323	6,293,559
Credited to the consolidated statement of comprehensive income	2,014,193	(633,203)
Exchange differences	(2,896)	(232,033)
At 31 December	7,439,620	5,428,323

11.	TAX (continued)

(i)	Income tax (continued)
Principal components of deferred tax balances are as follows:

	Group
	2009	2008
	RMB’000	RMB’000
Deferred tax assets
Provision for retirement and termination benefits	69,893	38,044
Provision for dismantlement	1,719,078	1,584,525
Impairment of property, plant and equipment	1,046,875	1,697,090
Overseas tax losses	193,660	193,841
Others	145,948	110,316
	3,175,454	3,623,816

Deferred tax liabilities
Accelerated tax depreciation of oil and gas properties	(10,462,348)	(8,953,870)
Others	(152,726)	(98,269)

	(10,615,074)	(9,052,139)

Net deferred tax liabilities	(7,439,620)	(5,428,323)

(ii)	Other taxes
The Company’s PRC subsidiary pays the following other taxes:

–	Production taxes of 5% on independent production and production under production sharing contracts;

–	Export tariffs of 5% on the export value of petroleum oil; and

–	Business tax at rates of 3% to 5% on other income.

12.	PROFIT ATTRIBUTABLE TO THE SHAREHOLDERS
The consolidated profit attributable to the Company’s shareholders for the year ended 31 December 2009 includes a profit of approximately RMB174,736,000 (2008: RMB2,340,853,000) which has been dealt with in the financial statements of the Company (see note 30).

13.	DIVIDENDS

	Group
	2009	2008
	RMB’000	RMB’000

Declared and paid during the year:
Interim dividend	7,873,661	7,830,243
Final dividend	7,873,393	6,821,530

Total dividends paid in the year	15,747,054	14,651,773

Weighted average number of ordinary shares	44,669,199,984	44,623,856,311
Dividend per ordinary share	RMB0.35	RMB0.33
Final dividend proposed for approval at annual general meeting at HK$0.20 per ordinary share (2008: HK$0.20 per ordinary share) – not recognised as liability as at the end of the reporting period	7,855,526	7,878,753

Pursuant to the Notice, the Enterprise Income Tax Law and the Implementation Rules (details included in note 11), the Company is likely to be regarded as a CRE, therefore likely to be required to withhold a 10% enterprise income tax when it distributes dividends to its nonresident enterprise shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting enterprise income tax of 10%.

14.	EARNINGS PER SHARE

	Group
	2009	2008

Earnings
Profit for the year attributable to ordinary equity
holders for the basic and diluted earnings per share calculations	RMB29,485,575,000	RMB44,375,254,000

Number of shares
Number of ordinary shares issued at the beginning of the year	44,669,199,984	44,302,616,976
Weighted average effect of:
New shares issued during the year	–	320,534,053
Share options exercised during the year	–	705,282

Weighted average number of ordinary shares
for the basic earnings per share calculation	44,669,199,984	44,623,856,311

Effect of dilutive potential ordinary shares under the share option schemes	102,514,345	138,262,808

Effect of dilutive potential ordinary shares for convertible bonds	–	23,978,397

Weighted average number of ordinary shares
for the purpose of diluted earnings per share	44,771,714,329	44,786,097,516

Earnings per share:
Basic	RMB0.66	RMB0.99
Diluted	RMB0.66	RMB0.99

15.	PROPERTY, PLANT AND EQUIPMENT

	Group
		Vehicles
	Oil and gas	and office
	properties	equipment	Total
	RMB’000	RMB’000	RMB’000

Cost:

At 1 January 2008	172,945,785	475,400	173,421,185
Additions	34,069,915	146,989	34,216,904
Acquisitions of assets	1,003,702	–	1,003,702
Disposals and write-offs	(1,323,988)	(12,279)	(1,336,267)
Exchange differences	(3,239,781)	(777)	(3,240,558)

At 31 December 2008	203,455,633	609,333	204,064,966

At 1 January 2009	203,455,633	609,333	204,064,966
Additions	42,054,570	41,794	42,096,364
Acquisitions of assets	1,016,821	–	1,016,821
Disposals and write-offs	(910,881)	(4,694)	(915,575)
Exchange differences	(57,185)	(14)	(57,199)

At 31 December 2009	245,558,958	646,419	246,205,377

Accumulated depreciation, depletion and amortisation:

At 1 January 2008	(54,304,666)	(236,315)	(54,540,981)
Depreciation charge for the year	(10,203,969)	(34,069)	(10,238,038)
Impairment	(1,536,032)	–	(1,536,032)
Disposals and write-offs	296,674	8,210	304,884
Exchange differences	302,858	479	303,337

At 31 December 2008	(65,445,135)	(261,695)	(65,706,830)

At 1 January 2009	(65,445,135)	(261,695)	(65,706,830)
Depreciation charge for the year	(15,774,141)	(44,980)	(15,819,121)
Disposals and write-offs	626,203	4,132	630,335
Exchange differences	10,109	1	10,110

At 31 December 2009	(80,582,964)	(302,542)	(80,885,506)

Net book value:

At 1 January 2009	138,010,498	347,638	138,358,136

At 31 December 2009	164,975,994	343,877	165,319,871

15.	PROPERTY, PLANT AND EQUIPMENT (continued)
Included in the current year’s additions was an amount of approximately RMB439,850,000 (2008: approximately RMB524,006,000, note 8) in respect of interest capitalised in property, plant and equipment. Included also in the depreciation charge for the year was an amount of approximately RMB929,088,000 (2008: approximately RMB677,169,000) in respect of a depreciation charge on dismantlement cost capitalised in oil and gas properties.

Impairment of property, plant and equipment
The impairment loss for the year ended 31 December 2008 of approximately RMB1,536,032,000 and was recognised to reduce the carrying amount of the oil and gas properties to the recoverable amount. This impairment loss was all related to oil and gas properties in Indonesia and has been classified under the segments “Production sharing contracts” and “Indonesia” in note 4 of segment information. The impairment loss was primarily due to adverse changes of crude oil prices at the end of 2008. The impairment amount has been disclosed on the face of the consolidated statement of comprehensive income within the line item “Impairment and inventory provision”. The recoverable amount was calculated based on the assets value in use and was determined at the cash generating unit level. The cash generating unit consisted of oil field(s). In determining value in use for the cash generating unit, cash flows were discounted at a rate of 9% on a pre-tax basis.

There was no impairment loss recognised for property, plant and equipment for the current year.

	Company
	2009	2008
	RMB’000	RMB’000

Office equipment
Cost:
At 1 January	6,618	7,331
Additions	–	155
Disposals and write-offs	–	(441)
Exchange differences	(11)	(427)

At 31 December	6,607	6,618

Accumulated depreciation:
At 1 January	(6,122)	(6,710)
Depreciation charge for the year	(277)	(247)
Disposals and write-offs	–	441
Exchange differences	–	394

At 31 December	(6,399)	(6,122)

Net book value:
At 1 January	496	621

At 31 December	208	496

16.	INTANGIBLE ASSETS

Gas processing right
under NWS Project		Software	Total
	RMB’000	RMB’000	RMB’000

Cost:
At 1 January 2008	1,344,702	79,844	1,424,546
Additions	–	93,317	93,317
Disposals and write-offs	–	(7,651)	(7,651)
Exchange differences	(90,535)	–	(90,535)

At 31 December 2008	1,254,167	165,510	1,419,677

At 1 January 2009	1,254,167	165,510	1,419,677
Additions	–	193,258	193,258
Exchange differences	(1,174)	–	(1,174)

At 31 December 2009	1,252,993	358,768	1,611,761

Accumulated amortisation:
At 1 January 2008	(88,504)	(4,838)	(93,342)
Amortisation charge for the year	(61,009)	(78,008)	(139,017)
Disposals and write-offs	–	7,651	7,651
Exchange differences	10,676	–	10,676

At 31 December 2008	(138,837)	(75,195)	(214,032)

At 1 January 2009	(138,837)	(75,195)	(214,032)
Amortisation charge for the year	(85,061)	(82,715)	(167,776)
Exchange differences	174	–	174

At 31 December 2009	(223,724)	(157,910)	(381,634)

Net book value:
At 1 January 2009	1,115,330	90,315	1,205,645

At 31 December 2009	1,029,269	200,858	1,230,127

17.	INVESTMENTS IN SUBSIDIARIES/LOANS TO AND DUE FROM/TO SUBSIDIARIES

	Company
	2009	2008
	RMB’000	RMB’000

Unlisted shares, at cost	6,391,273	6,401,508
Loans to a subsidiary	3,414,101	3,417,280
Due from subsidiaries	53,140,148	66,925,686
Due to subsidiaries	(6,710,939)	(6,708,355)

	56,234,583	70,036,119

The loans to a subsidiary are unsecured, bear fixed interest at a rate of 7.084% per annum and are due within five years. The carrying values of the loans approximate to their fair values.

The amounts due from/to subsidiaries included in the Company’s current assets and liabilities are unsecured, interest-free and repayable on demand.

Particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group Principal activities
Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC 15 September 1999	RMB20 billion	100% Offshore petroleum exploration, development, production and sales in the PRC
CNOOC International Limited	British Virgin Islands 23 August 1999	US$2	100% Investment holding
China Offshore Oil (Singapore) International Pte Ltd	Singapore 14 May 1993	SG$3 million	100% Sale and marketing of petroleum products outside the PRC
CNOOC Finance (2002) Limited	British Virgin Islands 24 January 2002	US$1,000	100% Bond issuance
CNOOC Finance (2003) Limited	British Virgin Islands 2 April 2003	US$1,000	100% Bond issuance
Indirectly held subsidiaries*:
Malacca Petroleum Limited	Bermuda 2 November 1995	US$12,000	100% Petroleum exploration, development and production in Indonesia
OOGC America, Inc.	State of Delaware, United States of America 28 August 1997	US$1,000	100% Investment holding

17.	INVESTMENTS IN SUBSIDIARIES/LOANS TO AND DUE FROM/TO SUBSIDIARIES (continued)

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group Principal activities

Indirectly held subsidiaries* (continued):
OOGC Malacca Limited	Bermuda 23 November 1995	US$12,000	Petroleum exploration, development and production in Indonesia
CNOOC Southeast Asia Limited	Bermuda 16 May 1997	US$12,000	100% Investment holding
CNOOC ONWJ Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100% Petroleum exploration, development and production in Indonesia
CNOOC SES Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100% Petroleum exploration, development and production in Indonesia
CNOOC Poleng Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100% Petroleum exploration, development and production in Indonesia
CNOOC Madura Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100% Petroleum exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore 8 October 2002	SG$2	100% Offshore petroleum exploration, development and production in Australia
CNOOC Muturi Limited	Isle of Man 8 February 1996	US$7,780,770	100% Petroleum exploration, development and production in Indonesia
CNOOC Exploration & Production Nigeria Limited	Nigeria 6 January 2006	Naira10 million	100% Petroleum exploration, development and production in Africa
AERD Projects Nigeria Limited	Nigeria 28 January 2005	Naira10 million	92.11% Petroleum exploration, development and production in Africa
*	Indirectly held through CNOOC International Limited.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

18.	INVESTMENTS IN ASSOCIATES

Name of associates	Place and date of establishment	Registered capital	Percentage of equity attributable to the Group Principal activities

Shanghai Petroleum Corporation Limited	Shanghai, PRC 7 September 1992	RMB900 million	30% Offshore petroleum exploration, development and production and sales in the PRC
CNOOC Finance Corporation Limited	Beijing, PRC 14 June 2002	RMB1,415 million	31.8% Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities
CNOOC Finance Corporation Limited is not audited by Ernst & Young Hong Kong or other member firm of the Ernst & Young global network.

The Group’s investments in associates represent:

	Group
	2009	2008
	RMB’000	RMB’000

Share of net assets	1,726,806	1,785,155

The following table illustrates the summarised financial information of the Group’s associates extracted from their management accounts:

	Group
	2009	2008
	RMB’000	RMB’000

Assets	52,365,599	39,994,877
Liabilities	47,267,962	34,683,159
Revenue	1,934,398	2,901,497
Profits	542,045	981,629

19.	INVESTMENT IN JOINTLY-CONTROLLED ENTITIES
Particulars of the principal jointly-controlled entities are as follows:

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group Principal activities

Jointly-controlled entities:
Husky Oil (Madura) Ltd. (“HOML”)*	British Virgin Islands 28 December 2005	No par value	50% Petroleum exploration, development, production and sales in Indonesia
Chaoyang Petroleum (BVI) Limited (“Chaoyang BVI”)**	British Virgin Islands 4 February 2009	US$10	50% Investment holding

*	As at 31 December 2009, the blocks held by HOML were still in its development stage.

**
On 27 May 2009, Chaoyang BVI acquired from Talisman Energy Inc. a 100% equity interest in Talisman Trinidad Ltd. (“TTL”), which held a 25% working interest in the production sharing contract in Block 2C offshore the Republic of Trinidad & Tobago for a cash consideration of approximately US$250 million. Block 2C started production in 2005.

On 27 May 2009, Chaoyang Petroleum (Trinidad) Block 3A Limited, a wholly owned subsidiary of Chaoyang BVI, acquired from Talisman (Trinidad Block 3A) Limited a 25.5% working interest in the production sharing contract under Block 3A offshore the Republic of Trinidad & Tobago for a cash consideration of US$780,000. As at 31 December 2009, Block 3A was in the exploration stage.

20.	AVAILABLE-FOR-SALE FINANCIAL ASSETS
Current:

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Non-publicly traded investments,
at fair value:
Private equity funds	19,227	19,245	19,227	19,245
Publicly traded investments,
at fair value:
Liquidity funds	8,563,137	11,641,404	–	–

	8,582,364	11,660,649	19,227	19,245

The liquidity funds have no fixed maturity date and no coupon rate.

The fair values of publicly traded investments are based on quoted market prices. The fair values of non-publicly traded investments are based on the fund managers’s quotations. The Directors believe that the estimated fair values quoted by fund managers are reasonable, and that they are the most appropriate values at the reporting date.

During the year, the gross loss of the Group’s and the Company’s available-for-sale investments recognised directly in other comprehensive loss amounted to RMB22,053,000 and nil respectively (2008 gain: RMB41,457,000 and nil respectively).

In addition, the realised gains of the Group and the Company of RMB51,683,000 and nil respectively were transferred from other comprehensive income to the profit and loss for the year (2008: RMB31,147,000 and RMB24,032,000 respectively) upon the disposal of the related available-for-sale financial assets.

Non-current:
The non-current available-for-sale financial asset represents an investment in the unlisted equity securities of MEG Energy Corporation (“MEG”) and is stated at cost less any impairment. MEG is principally engaged in the exploitation and production of oil sands.

	Group
	2009	2008
	RMB’000	RMB’000

At 1 January	1,549,797	1,818,732
Additions	1,572,415	–
Exchange differences	(2,257)	(268,935)

At 31 December	3,119,955	1,549,797

None of the financial assets above is either past due or impaired.

21.	INVENTORIES AND SUPPLIES

	Group
	2009	2008
	RMB’000	RMB’000

Materials and supplies	2,882,523	2,142,846
Oil in tanks	331,958	603,197
Less: Provision for inventory obsolescence	(68,626)	(61,671)

	3,145,855	2,684,372

The provision for inventory obsolescence during the year was approximately RMB6,955,000 (2008: approximately RMB5,374,000).

22.	TRADE RECEIVABLES

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

As at 31 December 2009 and 2008, substantially all the trade receivable were aged within 30 days. All customers have good repayment history and all receivables are not past due. No provision for doubtful debt has been made as at 31 December 2009 and 2008.

23.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group’s and the Company’s cash and cash equivalents mainly consist of time deposits with maturity ranging between seven days and one month. The Group’s time deposits with maturity over three months consist of all RMB denominated time deposits. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group’s and the Company’s bank deposits were 2.4% (2008: 3.1% per annum) and 0.12% per annum (2008: 2.5% per annum), respectively for the year ended 31 December 2009.

24.	TRADE AND ACCRUED PAYABLES

As at 31 December 2009 and 2008, substantially all the trade and accrued payable were aged within six months. The trade and accrued payable are non-interest-bearing and are normally settled within six months.

25.	OTHER PAYABLES AND ACCRUED LIABILITIES

	Group
	2009	2008
	RMB’000	RMB’000

Accrued payroll and welfare payable	507,904	390,365
Provision for retirement and termination benefits	338,488	224,047
Accrued expenses	138,073	521,050
Advances from customers	1,361,265	42,544
Royalties payable	682,577	284,458
Special oil gain levy payable	3,039,437	937,189
Provision for dismantlement (note 28)	477,891	–
Other payables	3,227,922	1,621,150

	9,773,557	4,020,803

Other payables are non-interest-bearing and have an average term of less than six months.

26.	LONG TERM BANK LOANS

		Group
		2009	2008
		RMB’000	RMB’000

	Effective interest rate and final maturity
RMB denominated	4.05% per annum with maturity through 2016	–	500,000
bank loans
US$ denominated
bank loans
Loan for Tangguh	LIBOR+0.23%~0.38% per annum with
LNG Project*	maturity through 2021	3,148,034	2,633,790
Loan for OML130	LIBOR+4% per annum with
Project**	maturity through 2015	8,790,966	3,998,241

		11,939,000	7,132,031

Less: Current portion of long term bank loans		(122,092)	(16,623)

		11,816,908	7,115,408
*	The amount represented the Group’s share of utilised bank loans in Tangguh Liquefied Natural Gas Project (the “Tangguh LNG Project”).

**	In 2008, the Group obtained a bank loan for the purpose of financing the ongoing capital needs of the OML130 Project in Nigeria.

The Company delivered a guarantee dated 29 October 2007 in favour of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated 29 October 2007 in connection with the Tangguh LNG Project in Indonesia. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated 31 July 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000.

An agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman Energy Inc. (“Talisman”) for a consideration of US$212.5 million became effective on 1 January 2008. The transaction was completed through the equity transfer of an indirect subsidiary of the Company. The Company through its subsidiary continues to hold a 13.89997% interest in the Tangguh LNG Project after the sale.

In addition, a letter of credit agreement was signed between the Company and Talisman with the execution of the aforesaid agreement. Accordingly, Talisman has delivered valid and unexpired standby letters of credit with the amount of US$120 million to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing.

As at 31 December 2009, all the bank loans of the Group were unsecured, and none of the outstanding borrowings were guaranteed by CNOOC.

26.	LONG TERM BANK LOANS (continued)
The maturities of the long term bank loans are as follows:

	Group
	2009	2008
	RMB’000	RMB’000

Repayable:
Within one year	122,092	16,623
After one year but within two years	165,272	108,049
After two years but within three years	196,752	174,540
After three years but within four years	228,232	707,786
After four years but within five years	259,713	241,031
After five years	10,966,939	5,884,002

	11,939,000	7,132,031
Amount due within one year shown under current liabilities	(122,092)	(16,623)

	11,816,908	7,115,408

Supplemental information with respect to the long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
	Balance	interest rate	during the	during the	during the
For the year ended	at year end	at year end	year	year*	year**
31 December	RMB’000		RMB’000	RMB’000

2009	11,939,000	3.47%	11,939,000	9,535,515	3.96%
2008	7,132,031	4.44%	7,132,031	5,170,392	4.64%

*	The average amount outstanding is computed by averaging the outstanding principal balances as at 1 January and 31 December of each year.
**	The weighted average interest rate is computed by averaging the interest rates as at 1 January and 31 December of each year.

There was no default of principal, interest or redemption terms of the long term bank loans during the year.

27.	LONG TERM GUARANTEED NOTES
Long term guaranteed notes comprised the following:

(i)         The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(ii)        The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

There was no default of principal, interest or redemption terms of the long term guaranteed notes during the year.

28.	PROVISION FOR DISMANTLEMENT
	Group
	2009	2008
	RMB’000	RMB’000

At 1 January	8,339,734	6,737,319
Capitalised in oil and gas properties	3,052,095	1,223,188
Utilised	(98,932)	–
Unwinding of discount* (note 8)	466,439	379,227
Exchange differences	(356)	–

	11,758,980	8,339,734
Current portion of dismantlement included in other payables and
accrued liabilities (note 25)	(477,891)	–

At 31 December	11,281,089	8,339,734

*	The discount rate used for calculating the amount of unwinding of the discount is 5% (2008: 5%).

29.	SHARECAPITAL
			Issued
			share capital
Number of shares		Share capital	equivalent of
Shares		HK$’000	RMB’000

Authorised:
Ordinary shares of HK$0.02 each
as at 31 December 2009 and 31 December 2008	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2008	44,302,616,976	886,052	942,541
Exercise of options	1,483,333	30	26
Conversion of bonds	365,099,675	7,302	6,732

As at 31 December 2008	44,669,199,984	893,384	949,299

As at 31 December 2009	44,669,199,984	893,384	949,299

Share option schemes
The Company has adopted the following share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees:

1.       Pre-Global Offering Share Option Scheme (as defined below);

2.       2001 Share Option Scheme (as defined below);

3.       2002 Share Option Scheme (as defined below); and

4.       2005 Share Option Scheme (as defined below).

29.        SHARE CAPITAL (continued)

Share option schemes (continued)
Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

Pre-Global Offering Share Option Scheme
On 4 February 2001, the Company adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”). Pursuant to the Pre-Global Offering Share Option Scheme:

1.           options to subscribe for an aggregate of 23,100,000 shares have been granted; and

2.           the exercise price for such options is HK$1.19 per share.

The exercise periods for the options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001. No further options may be granted under the Pre-Global Offering Share Option Scheme.

2001 Share Option Scheme
On 4 February 2001, the Company adopted a share option scheme (the “2001 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1.           options to subscribe for an aggregate of 44,100,000 shares have been granted; and

2.           the exercise price for such options price is HK$1.232 per share.

The exercise periods for the options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001. No further options may be granted under the 2001 Share Option Scheme.

2002 Share Option Scheme
In June 2002, the Company adopted a new share option scheme (the “2002 Share Option Scheme”) for the purpose of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company.

Under the 2002 Share Option Scheme, the Board may, at its discretion, offer to grant to the directors and employees of the Company or any of its subsidiaries options to subscribe for shares of the Company. The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be not less than the higher of:

1.           the nominal value of a share of the Company on the date of grant;

2.
the average closing price of the shares on the Stock Exchange of Hong Kong Limited (“HKSE”) as stated in the HKSE’s quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s quotation sheet on the date of grant.

29.        SHARE CAPITAL (continued)

Share option schemes (continued)

2002 Share Option Scheme (continued)
The exercise periods for the options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date of grant.

On 31 December 2005, the Company terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme.

2005 Share Option Scheme
On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in the sole discretion of the Board, have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12-month period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.         the nominal value of a share of the Company on the date of grant;

2.         the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.         the closing price of the shares as stated in the HKSE’s daily quotation sheet on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

The fair value of the share options granted during the year was approximately RMB254,389,000 (2008: RMB312,758,000) and the Group recognised an equity-settled share option expense of approximately RMB184,343,000 (2008: RMB167,219,000) during the year.

The fair value of equity-settled share options granted during the year was estimated as at the date of grant, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. The expected volatility was based on the historical volatility of the Company’s stock prices over a period that is commensurate with the expected life of the options.

The following table lists the inputs to the model used:

	2009	2008

Dividend yield	4.09%	2.18%
Expected volatility	47.55%	39.07%
Risk-free interest rate	1.96%	2.89%
Expected life of options	5 years	5 years
Weighted average share price per share	$HK9.79	$HK13.74

29.	SHARE CAPITAL (continued)

Share option schemes (continued)

Details of the share options outstanding are as follows:
	2009		2008
	Number of	Weighted average	Number of	Weighted average
	Share options	exercise price	Share options	exercise price
		HK$		HK$

Outstanding at the beginning of the year	376,084,233	7.34	303,795,233	5.02
Granted during the year	97,848,000	9.93	88,143,000	14.83
Forfeited during the year	(53,668,332)	6.56	(14,370,667)	3.69
Exercised during the year	–	–	(1,483,333)	4.39

Outstanding at end of year	420,263,901	8.05	376,084,233	7.34

Exercisable at the end of the year	249,689,668	6.00	212,512,567	4.49

No share options had been cancelled or modified during the years ended 31 December 2009 and 2008.

At the date of approval of these financial statements, the share options outstanding under these share option schemes represented approximately 0.94% of the Company’s shares in issue as at that date. The weighted average remaining contractual life of share options outstanding at the end of the year was 7.03 years (2008: 7.22 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 420,263,901 additional ordinary shares of the Company and additional share capital of RMB7,400,679 and share premium of RMB2,970,015,240.

30.	RESERVES
According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and staff and workers’ bonus and welfare fund, which are appropriated from net profit (after making good losses from previous years), but before dividend distribution.

CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC (“PRC GAAP”) to the general reserve fund until the balance of such fund reaches 50% of its registered capital. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers’ bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China Limited, is expensed as incurred under IFRSs/HKFRSs. The staff and workers’ bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at 31 December 2009, the general reserve fund amounted to RMB10,000,000,000 (2008: RMB10,000,000,000), representing 50% (2008: 50%) of the total registered capital of CNOOC China Limited.

In accordance with the “Temporary Regulation for Safety Expense Financial Management of High Risk Industry” and the implementation guidance issued by the Ministry of Finance of the PRC, a safety fund has been accrued for the Group’s oil and gas exploration and production activities within the PRC. The accrued safety fund will be utilised for improving the safety conditions of production. Included in other reserves as at 31 December 2009 was a provision for the safety fund under PRC regulations amounting to RMB25,152,000 (2008: 33,831,000).

In accordance with the relevant accounting principles required by the local authorities, as at 31 December 2009, the aggregate amount of the Group’s retained earnings available for distribution to the Company’s shareholders amounted to approximately RMB115,554,182,000 (2008: RMB101,741,655,000), out of which, approximately RMB68,735,522,000 related to the amount that arises from post 1 January 2008 available for distribution from CNOOC China Limited.

30.	RESERVES (continued)

	Company
		Share
		premium
		account
		and capital		Cumulative
	Issued	redemption		translation	Other		Retained
	capital	reserve		reserve	reserves		earnings	Total
	RMB’000	RMB’000		RMB’000	RMB’000		RMB’000	RMB’000

At 1 January 2008	942,541	41,043,786		(6,279,247)	337,303		51,131,520	87,175,903
Total comprehensive loss
for the year	–	–		(5,994,520)	(24,032)		2,340,853	(3,677,699)
2007 final dividend	–	–		–	–		(6,821,530)	(6,821,530)
2008 interim dividend	–	–		–	–		(7,830,243)	(7,830,243)
Conversion from bonds	6,732	1,080,461		–	–		–	1,087,193
Transfer from liquidation of a subsidiary	–	–		–	4,471,324		(4,390,789)	80,535
Exercise of share options	26	4,848		–	–		–	4,874
Equity-settled share option arrangements	–	–		–	167,219		–	167,219

At 31 December 2008	949,299	42,129,095	*	(12,273,767)*	4,951,814	*	34,429,811 *	70,186,252

At 1 January 2009	949,299	42,129,095		(12,273,767)	4,951,814		34,429,811	70,186,252
Total comprehensive income
for the year	–	–		(97,688)	–		174,736	77,048
2008 final dividend	–	–		–	–		(7,873,393)	(7,873,393)
2009 interim dividend	–	–		–		–		(7,873,661)		(7,873,661)
Equity-settled share option arrangements	–	–		–		184,343		–		184,343

At 31 December 2009	949,299	42,129,095	*	(12,371,455	)*	5,136,157	*	18,857,493	*	54,700,589

As at 31 December 2009, the distributable profits of the Company amounted to approximately RMB18,857,493,000 (2008: RMB34,429,811,000).

*	These reserve accounts comprise the Company’s reserves of approximately RMB53,751,290,000 (2008: RMB69,236,953,000) in the Company’s statement of financial position.

31.	RELATED PARTY TRANSACTIONS
The majority of the Group’s business activities are conducted with state-owned enterprises (including CNOOC and its associates). As the Group is controlled by CNOOC, transactions with CNOOC and its associates are disclosed as related party transactions. The Group considers that transactions with other state-owned enterprises (other than CNOOC and its associates) are in the ordinary course of business and there are no indicators that the Group influenced, or was influenced by, those state-owned enterprises. Accordingly, the Group has not disclosed such transactions with other state-owned enterprises (other than CNOOC and its associates) as related party transactions.

The Company entered into four comprehensive framework agreements with each of CNOOC, China Oilfield Services Limited (“COSL”), Offshore Oil Engineering Co., Ltd. (“CNOOC Engineering”) and China BlueChemical Ltd. (“China BlueChem”) on 8 November 2007 respectively for the provision of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the related party/continuing connected transactions. The term of each of the comprehensive framework agreements is for a period of three years from 1 January 2008. The related party/continuing connected transactions and relevant annual caps were approved by the independent shareholders of the Company on 6 December 2007. The approved related party/continuing connected transactions are as follows:

31.	RELATED PARTY TRANSACTIONS (continued)

1.	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group;
a)         Provision of exploration and support services
b)         Provision of oil and gas development and support services
c)         Provision of oil and gas production and support services
d)         Provision of marketing, management and ancillary services
e)         FPSO vessel leases

2.	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates; and

3.         Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates.
a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)
b)         Long term sales of natural gas and liquefied natural gas

Pricing principles
The continuing connected transactions referred to in paragraphs 1(a) to 1(d) above provided by CNOOC and/or its associates to the Group and in paragraph 2 above provided by the Group to CNOOC and/or its associates are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

If, for any reason, the above pricing principle for a particular service ceases to be applicable or there is no open market for the service, whether due to a change in circumstances or otherwise, such service must then be provided in accordance with the following general pricing principles:

(i)         state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the costs of CNOOC and/or its associates for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The continuing connected transactions referred to in paragraph 1(e) above provided by CNOOC and/or its associates to the Group are conducted at market prices on normal commercial terms which are calculated on a daily basis.

The continuing connected transactions referred to in paragraphs 3(a) above provided by the Group to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The continuing connected transactions referred to in paragraphs 3(b) above provided by the Group to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipelines.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the year and the balances arising from related party transactions at the end of the year:

31.	RELATED PARTY TRANSACTIONS (continued)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

	Group
	2009	2008
	RMB’000	RMB’000

Provision of exploration and support services	4,421,900	4,445,370
Inclusive of amounts capitalised under property, plant and equipment	2,487,698	2,210,128
Provision of oil and gas development and support services	21,974,786	9,984,609
Provision of oil and gas production and support services (Note a)	4,115,604	3,656,027
Provision of marketing, management and ancillary services (Note b)	702,113	542,703
FPSO vessel leases (Note c)	1,631,799	1,037,255

	32,846,202	19,665,964

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

The Group did not enter into any transactions in this category for the years ended 31 December 2009 and 2008.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

	Group
	2009	2008
	RMB’000	RMB’000

Sales of petroleum and natural gas products
(other than long term sales of natural gas
and liquefied natural gas) (Note d)	54,606,257	39,543,073
Long term sales of natural gas and liquefied natural gas (Note e)	2,909,648	2,636,674

	57,515,905	42,179,747

(iv)	Transactions with CNOOC Finance Corporation Limited (“CNOOC Finance”)

(a)	Interest income received by the Group

	Group
	2009	2008
	RMB’000	RMB’000

Interest income from deposits in CNOOC Finance (Note f)	86,493	3,423

(b)	Deposits made by the Group

	Group
	2009	2008
	RMB’000	RMB’000

Deposits in CNOOC Finance (Note f)	4,480,000	4,412,014

31.	RELATED PARTY TRANSACTIONS (continued)

(v)	Balances with CNOOC and/or its associates

	Group
	2009	2008
	RMB’000	RMB’000

Amount due to CNOOC
– included in other payables and accrued liabilities	368,464	204,814
Amount due to other related parties
– included in trade and accrued payables	8,062,810	2,921,713

	8,431,274	3,126,527

Amounts due from other related parties
– included in trade receivables	6,718,282	2,245,408
– included in other current assets	234,290	610,859

	6,952,572	2,856,267

Notes:

a)     These represent the services for production operations, the provision of various facilities and ancillary services, such as the provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)     These include the marketing, administration and management, management of oil and gas operations and the provision of integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, CNOOC and/or its associates leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)     CNOOC Energy Technology & Services Limited (formerly known as “CNOOC Oil Base Group Limited”) leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

d)     The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to CNOOC and/or its associates. Individual sales contracts were entered into from time to time between the Group and CNOOC and/or its associates.

e)     It is market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

f)     CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated 14 October 2008, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loan and entrustment loan services. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules as each of the percentage ratios applicable to the depository services is less than 2.5%. The stated deposits in (iv) (b) above represent the maximum daily outstanding balance for deposits (including accrued interest) during the year.

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

Details of the compensation of the key management personnel of the Group are disclosed in note 9 to the consolidated financial statements.

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand.

32.	RETIREMENT AND TERMINATION BENEFITS

All the Group’s full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the state-managed retirement benefit plan at rates ranging from 11% to 22% of the employees’ basic salaries.

The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the basic salaries of all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

The Group provides retirement and termination benefits for all local employees in Indonesia in accordance with Indonesian labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts.

33.	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Reconciliation of profit before tax to cash generated from operations

	2009	2008
	RMB’000	RMB’000

Profit before tax	40,821,091	57,880,286

Adjustments for:
Interest income on bank deposits	(638,252)	(1,091,024)
Finance costs	523,664	404,210
Exchange gains, net	(53,799)	(2,551,260)
Share of profits of associates	(173,459)	(374,111)
Gain on disposal of non-current asset held for sale	–	(992,136)
Investment income	(199,925)	(475,925)
Provision for inventory obsolescence	6,955	5,374
Exploration expenses	3,233,683	3,409,546
Depreciation, depletion and amortisation	15,942,902	10,057,665
(Gain)/loss on disposal and write-off of property, plant and equipment	(1,564)	274,537
Unwinding of discount of long term guaranteed notes	10,875	11,061
Impairment losses	–	1,536,032
Equity-settled share option expense	184,343	167,219
Others	255,620	161,291

	59,912,134	68,422,765

(Increase)/decrease in trade receivables	(7,482,513)	4,421,122
Increase in inventories and supplies	(678,572)	(204,452)
Decrease/(increase) in other current assets	327,804	(834,420)
Increase/(decrease) in trade and accrued payables,
other payables and accrued liabilities	6,484,381	(94,246)
Increase/(decrease) in other taxes payable	3,055,288	(529,386)

Net cash flows from operations	61,618,522	71,181,383

34.	COMMITMENTS

(i)	Capital commitments
As at 31 December 2009, the Group had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

	2009	2008
	RMB’000	RMB’000

Contracted, but not provided for	5,650,199	12,293,984
Authorised, but not contracted for	48,907,804	30,093,605

The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group’s exploration and production licences.

As at 31 December 2009, the Group had unutilised banking facilities amounting to approximately RMB174,843,128,000 (2008: RMB39,262,878,000).

(ii)	Operating lease commitments

(a)	Office properties
The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 1 month to 5 years.

As at 31 December 2009, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2009	2008
	RMB’000	RMB’000

Commitments due:
Within one year	61,792	71,180
In the first to second years, inclusive	35,319	19,020
After the second but before the fifth years, inclusive	52,494	5,958

	149,605	96,158

(b)	Plant and equipment
The Group leases certain of its plant and equipment under operating lease arrangements for a term from 6 years to 10 years.

As at 31 December 2009, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2009	2008
	RMB’000	RMB’000

Commitments due:
Within one year	600,892	436,464
In the first to second years, inclusive	598,867	425,450
After the second but before the fifth years, inclusive	1,182,880	1,195,159
After five years	443,562	82,424

	2,826,201	2,139,497

34.       COMMITMENTS (continued)

(iii)	Contingent liabilities
On 20 April 2006, the Company acquired from South Atlantic Petroleum Limited (“SAPETRO”) a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”).

In 2007, a Nigeria local tax office conducted a tax audit on SAPETRO and raised a disagreement with the tax filings made for OML130 Transaction based on its preliminary tax audit assessment. The Company has contested such tax audit assessment in accordance with Nigerian laws and relevant agreements with SAPETRO. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds with legal merits in contesting such tax audit assessment. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

35.       FINANCIAL INSTRUMENTS

Fair value of financial instruments
The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, trade and accrued payables and other payables approximated to their fair values at the reporting date due to the short maturity of these instruments.

The estimated fair value of the Group’s long term bank loans with fixed interest rates was the present value of the loans’ future cash flows discounted by the interest rates as at the reporting date. There were no long term bank loans with fixed interest rates as at 31 December 2009. The estimated fair value of the Group’s long term bank loans with fixed interest rates was approximately RMB510,121,000 as at 31 December 2008. The fair value of the Group’s floating interest rate loans approximated to the carrying amount of RMB12,491,754,000 as at 31 December 2009 (2008: RMB6,718,674,000).

The estimated fair value of the Group’s long term guaranteed notes based on current market interest rates was approximately RMB7,113,542,000 as at 31 December 2009 (2008: RMB6,481,419,000), which was determined by reference to the market price as at 31 December 2009.

Fair value hierarchy
The Group uses the following hierarchy that reflects the significance of the inputs used in making the measurement:

Level 1:  quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:  inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3:  inputs for the asset or liability that are not based on observable market data (unobservable inputs).

35.	FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)
As at 31 December 2009, the Group held the following financial instruments measured at fair value for each hierarchy:

	31 December
	2009	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000

Assets measured at fair value
Available-for-sale financial assets
Private equity funds*	19,227	–	19,227	–
Liquidity funds**	8,563,137	8,563,137	–	–

	8,582,364	8,563,137	19,227	–
Liabilities measured at fair value
Foreign exchange forward contracts***	125	–	125	–

*	The fair values of private equity funds are based on the fund managers’ quotations.

**	The fair values of Liquidity funds are based on quoted market prices.

***	The fair value of foreign currency forward contracts was determined using forward exchange rates as at 31 December 2009.

These contracts are entered into for a 12-month period consistent with the US dollars payment exposures, which are not designated as cash flows, fair value or net investment hedge. These foreign currency forward contracts are categorised as financial liabilities at fair value through profit or loss. Changes in fair value of these contracts were recognised in the statement of comprehensive income in other finance costs (see note 8).

36.	CONCENTRATION OF CUSTOMERS
A substantial portion of the oil and gas sales of the Group is made to a small number of third parties on credit. Details of the gross sales to these top five customers are as follows:

	2009	2008
	RMB’000	RMB’000

China Petroleum & Chemical Corporation	24,332,653	46,482,906
PetroChina Company Limited	7,721,285	17,704,346
BP Singapore Pte. Limited	1,594,498	250,274
Total S.A.	1,507,739	–
Castle Peak Power Company Limited	1,296,894	1,345,726

37.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
The Group’s principal financial instruments comprise bank loans, long term guaranteed notes, available-for-sale financial assets, cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Group is exposed to credit risk, oil price risk, currency risk, interest rate risk, business risk and liquidity risk.

The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by various departments that advise on financial risks and the appropriate financial risks governance framework for the Group. Those departments provide assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.

37.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(i)	Credit risk
The carrying amounts of the Group’s cash and cash equivalents, time deposits and liquidity funds investments, trade receivables and other receivables, and other current assets except for prepayments represent the Group’s maximum exposure to credit risk in relation to its financial assets.

The significant portion of the Group’s trade receivables is related to the sale of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers’ financial condition and generally does not require collateral on trade receivables. The Group made an impairment allowance on doubtful receivables and actual losses have been within management’s expectation.

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by customer/counterparty and by geographical region. At the reporting date, the Group has certain concentrations of credit risk as 17% (2008: 39%) and 32% (2008: 70%) of the Group’s trade receivables were due from the Group’s largest customer and the five largest customers, respectively.

No other financial assets carry a significant exposure to credit risk.

(ii)	Oil price risk
As the Group’s realised oil prices are mainly determined by reference to the oil prices in international markets, changes in international oil prices have a large impact on the Group. Unstable and high volatility of international oil prices will have a significant effect on the Group’s net sales and net profits.

(iii)	Currency risk
Substantially all of the Group’s oil and gas sales are denominated in Renminbi and United States dollars (“US dollars”). In the past decade, the PRC government’s policies of maintaining a stable exchange rate and China’s ample foreign reserves have contributed to the stability of the Renminbi. Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From 1 January 2009 to 31 December 2009 (the last working day in 2009), Renminbi has appreciated by approximately 0.1% against the US dollars.

Management has assessed the Group’s exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of US dollars, to which the Group is mainly exposed to as at 31 December 2008 and 2009. Based on management’s assessment, a reasonably possible change in foreign exchange rate of the US dollars of 5% is used, and the exposures of the Group’s results of operations, monetary assets and liabilities and investments in its foreign subsidiaries were assumed to be less than 1.27% of the profit of the year and 0.04% of the equity, had the change in the US dollars currency rate occurred at 31 December 2009.

Senior management are closely monitoring the Group’s net exposure to foreign currency risk. The appreciation of Renminbi against the US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars against Renminbi, the Group’s oil and gas sales may decrease due to the depreciation of US dollars against Renminbi. On the other hand, the depreciation of US dollars against Renminbi will also decrease the Group’s costs for imported equipment and materials, most of which are denominated in the US dollars. In addition, the debt repayment by the Group will decrease since all of the Group’s debts are also denominated in the US dollars.

(iv)	Interest rate risk
The interest rate risk is closely monitored by the Group’s senior management. As at the end of 2009, the interest rates for 36% of the Group’s debts were fixed. The term of the weighted average balance was approximately 6.9 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group’s exposure to changes in interest rate is not expected to be material.

37.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(v)	Business risk
The major operations of the Group are conducted in the PRC, Indonesia, Africa and Australia and accordingly are subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the oil and gas industry, the political, economic and legal environments, influence of the national authorities over price setting and competition in the industry.

(vi)	Liquidity risk
The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and readily realisable available-for-sale financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

The Group’s trade and accrued payables, other payables and accrued liabilities are all due for settlement within 6 months after the reporting date.

(vii)	Capital management
The primary objective of the Group’s capital management is to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end 31 December 2009 and 31 December 2008.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2009	2008
	RMB’000	RMB’000

Interest-bearing loans and borrowings	11,939,000	7,132,031
Long term guaranteed notes	6,753,153	6,748,598

Interest-bearing debts	18,692,153	13,880,629

Equity attributable to owners of the parent	173,935,503	160,237,708

Total capital	192,627,656	174,118,337

Gearing ratio	9.7%	8.0%

38.	CHARGE OF ASSETS
CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

39.	SUBSEQUENT EVENTS
On 13 March 2010, CNOOC International Limited, a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement with Bridas Energy Holdings Ltd. (“BEH”) to form a 50:50 joint venture in Bridas Corporation, formerly a wholly-owned subsidiary of BEH, for an initial cash consideration of US$3.1 billion, which is subject to price adjustments on net debt movement of Bridas Corporation during the second half of 2009. Currently, Bridas Corporation, through its affiliates (including a 40% interest in Pan American Energy LLC) has oil and gas exploration and production activities in Argentina, Bolivia and Chile. The transaction is expected to complete in the first half of 2010, subject to obtaining all governmental and regulatory approvals, permissions and consents required in the PRC and other terms and conditions. Upon completion, BEH and CNOOC International Limited will each hold 50% shares of and jointly manage Bridas Corporation.

40.	COMPARATIVE AMOUNTS
Certain comparative amounts have been reclassified to conform with the current year’s presentation, and those reclassifications are not significant.

41.	APPROVAL OF THE FINANCIAL STATEMENTS
The financial statements were approved and authorised for issue by the Board of Directors on 31 March 2010.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2009
(All amounts expressed in Renminbi unless otherwise stated)

The following disclosures are included in accordance with the FASB Accounting Standard Codification 932 “Extractive Activities-Oil and Gas” (the “ASC 932”). To align with the amendments to oil and gas reserve estimation and disclosure requirements under US Securities and Exchange Commission’s final rules on “Modernization of Oil and Gas Reporting” (the “SEC Final Rule”), which became effective for accounting periods ended on or after 31 December 2009, FASB issued Accounting Standards Update No. 2010-03 to amend ASC 932 (“ASC 932 Update”)in January 2010. It’s not operational and cost-practical for the management to present the comparative information in accordance with these amendments. Therefore, the comparative information for 2007 and 2008 has not been restated.

The disclosures are categorised by the geographical areas in which the Group conducts oil and gas activities. Except for the PRC and Indonesia, the information on other geographical areas, such as Australia, Myanmar, Nigeria and Trinidad & Tobago, is combined in the following disclosures as “Others”, among which all the other projects are still in joint study, exploration or development stage except the Nigeria OML 130 project, the North West Shelf Project in Australia and the Greater Angostura Fields in Block 2C in Trinidad & Tobago which are in the production stage.

(a)	Reserve quantity information
Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be recoverable at commercial rates in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

Estimates of crude oil and natural gas reserves have been made by independent engineers, except for reserves of investee accounted for by the equity method, which have been estimated by internal engineers. The Group’s net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in the PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, plus its participating interest in properties or properties covered under production sharing contracts in Indonesia, Australia, Nigeria, Trinidad & Tobago, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

Pursuant to SEC Final Rule, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves in 2009. Year-end prices were used for the estimation in 2007 and 2008.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

(a)        Reserve quantity information (continued)
Proved developed and undeveloped reserves:

	PRC		Indonesia		Others		Total
	Oil	Naturalgas	Oil	Naturalgas	Oil	Naturalgas	Oil	Naturalgas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)

Consolidated entities
31 December 2006	1,342	4,569	79	985	65	651	1,486	6,205
Purchase of reserves	–	–	–	–	–	–	–	–
Discoveries and extensions	136	158	–	–	36	94	172	252
Production	(125)	(129)	(7)	(44)	(2)	(35)	(134)	(208)
Revisions of prior estimates	52	(171)	(17)	68	2	50	37	(53)

31 December 2007	1,405	4,427	55 *	1,009 *	101	760	1,561	6,196
Purchase/(Disposal) of reserves	–	–	–	(134)	–	–	–	(134)
Discoveries and extensions	150	162	–	8	17	–	167	170
Production	(146)	(150)	(7)	(51)	(2)	(37)	(155)	(239)
Revisions of prior estimates	(9)	(223)	17	(32)	(3)	(115)	5	(370)

31 December 2008	1,400	4,216	65	800	113	608	1,578	5,623
Purchase/(Disposal) of reserves	(3)	–	–	–	2	46	(1)	46
Discoveries and extensions	139	319	1	1	–	8	140	328
Production	(162)	(155)	(8)	(51)	(16)	(44)	(186)	(250)
Revisions of prior estimates	121	(214)	(4)	333	20	78	137	197

31 December 2009	1,495	4,166	54	1,083	119	695	1,668	5,944

Enterprise’s share of equity
method investee
31 December 2008	2	23	–	–	–	–	2	23
Purchase of reserves	–	–	–	–	–	–	–	–
Discoveries and extensions	–	–	–	–	–	–	–	–
Production	–	(4)	–	–	–	–	–	(4)
Revisions of prior estimates	–	(2)	–	–	–	–	–	(2)

31 December 2009	2	17	–	–	–	–	2	17

Total consolidated and equity
interests in reserves
31 December 2009	1,497	4,183	54	1,083	119	695	1,670	5,961

*	Included in the proved reserves of 0.39 mmbls of oil and 134 bcf of natural gas, representing 3.05691% working interest in the Tangguh LNG Project which was sold to Talisman Energy Inc. in 2008.

(a)        Reserve quantity information (continued)
Proved developed reserves:

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)

Consolidated entities
31 December 2007	620	1,563	50	194	16	436	686	2,193
31 December 2008	661	1,140	60	220	14	283	735	1,643
31 December 2009	761	1,516	51	487	90	289	902	2,292

Enterprise’s share of equity
method investee
31 December 2007	3	27	–	–	–	–	3	27
31 December 2008	2	23	–	–	–	–	2	23
31 December 2009	2	17	–	–	–	–	2	17

Proved undeveloped reserves:

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)

Consolidated entities
31 December 2007	785	2,864	5	815	85	324	875	4,003
31 December 2008	739	3,076	5	580	99	325	843	3,980
31 December 2009	734	2,650	3	596	29	406	766	3,652

Enterprise’s share of equity
method investee
31 December 2007	–	–	–	–	–	–	–	–
31 December 2008	–	–	–	–	–	–	–	–
31 December 2009	–	–	–	–	–	–	–	–
(b)        Results of operations

	2007				2008
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Consolidated entities

Net sales to customers	66,076,736	5,175,327	1,784,843	73,036,906	93,327,439	5,722,550	1,781,344	100,831,333
Operating expenses	(5,683,754)	(1,978,596)	(377,253)	(8,039,603)	(7,628,224)	(1,930,306)	(431,838)	(9,990,368)
Production taxes	(3,497,440)	–	–	(3,497,440)	(4,889,272)	–	–	(4,889,272)
Exploration	(1,957,357)	(130,279)	(1,344,783)	(3,432,419)	(2,600,862)	(95,684)	(713,000)	(3,409,546)
Accretion expense	(305,758)	–	–	(305,758)	(379,227)	–	–	(379,227)
Depreciation, depletion
and amortisation
(including dismantlement)	(6,720,808)	(1,018,881)	(196,481)	(7,936,170)	(8,792,636)	(1,142,157)	(122,872)	(10,057,665)
Special oil gain levy	(6,837,213)	–	–	(6,837,213)	(16,238,234)	–	–	(16,238,234)

	41,074,406	2,047,571	(133,674)	42,988,303	52,798,984	2,554,403	513,634	55,867,021

Income tax expenses	(12,322,322)	(883,015)	(350,352)	(13,555,689)	(13,199,746)	(1,101,586)	(346,984)	(14,648,316)

Result of operations	28,752,084	1,164,556	(484,026)	29,432,614	39,599,238	1,452,817	166,650	41,218,705
Enterprise’s share of equity
method investee

Result of operations
for producing activities	195,875	–	–	195,875	250,388	–	–	250,388

	Consolidated entities				Enterprise’s share of equity method investee					Total consolidated and equity method investee
										results of operations for producing activities
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net sales to customers	71,337,711	4,512,854	8,063,814	83,914,379	347,277	–	–	347,277	71,684,988	4,512,854	8,063,814	84,261,656
Operating expenses	(9,294,653)	(1,941,351)	(1,254,359)	(12,490,363)	(117,802)	–	–	(117,802)	(9,412,455)	(1,941,351)	(1,254,359)	(12,608,165)
Production taxes	(3,647,153)	–	–	(3,647,153)	(12,441)	–	–	(12,441)	(3,659,594)	–	–	(3,659,594)
Exploration	(2,503,688)	(113,223)	(616,772)	(3,233,683)	(24,969)	–	–	(24,969)	(2,528,657)	(113,223)	(616,772)	(3,258,652)
Accretion expense	(442,944)	–	(23,495)	(466,439)	(3,103)	–	–	(3,103)	(446,047)	–	(23,495)	(469,542)
Depreciation, depletion
and amortisation
(including dismantlement)	(11,502,378)	(1,122,527)	(3,317,997)	(15,942,902)	(64,680)	–	–	(64,680)	(11,567,058)	(1,122,527)	(3,317,997)	(16,007,582)
Special oil gain levy	(6,357,304)	–	–	(6,357,304)	–	–	–	–	(6,357,304)	–	–	(6,357,304)

	37,589,591	1,335,753	2,851,191	41,776,535	124,282	–	–	124,282	37,713,873	1,335,753	2,851,191	41,900,817

Income tax expenses	(9,397,398)	(576,044)	(1,437,723)	(11,411,165)	(31,070)	–	–	(31,070)	(9,428,468)	(576,044)	(1,437,723)	(11,442,235)

Result of operations	28,192,193	759,709	1,413,468	30,365,370	93,212	–	–	93,212	28,285,405	759,709	1,413,468	30,458,582

(c)        Capitalised costs

	2007				2008
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Consolidated entities

Proved oil and gas properties	120,642,419	19,635,135	18,492,686	158,770,240	143,571,499	20,935,855	27,289,464	191,796,818
Unproved oil and gas properties	1,080,870	60,606	13,034,069	14,175,545	1,982,529	958,136	8,718,150	11,658,815
Accumulated depreciation, depletion and amortisation	(48,198,910)	(5,951,246)	(154,510)	(54,304,666)	(56,902,775)	(8,261,424)	(280,936)	(65,445,135)

Net capitalised costs	73,524,379	13,744,495	31,372,245	118,641,119	88,651,253	13,632,567	35,726,678	138,010,498

Enterprise’s share of equity method investee

Net capitalised costs	509,187	–	–	509,187	539,669	–	–	539,669

	Consolidated entities				2009 Enterprise’s share of equity method investee				Total net capitalised costs of consolidated and
									enterprise’s share of equity method investee
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Proved oil and gas properties	177,356,742	22,283,158	39,515,170	239,155,070	1,848,255	–	–	1,848,255	179,204,997	22,283,158	39,515,170	241,003,325
Unproved oil and gas
properties	3,204,267	937,004	2,262,617	6,403,888	–	–	–	–	3,204,267	937,004	2,262,617	6,403,888
Accumulated depreciation,
depletion and amortisation	(67,695,170)	(9,375,729)	(3,512,065)	(80,582,964)	(1,364,872)	–	–	(1, 364,872)	(69,060,042)	(9,375,729)	(3,512,065)	(81,947,836)

Net capitalised costs	112,865,839	13,844,433	38,265,722	164,975,994	483,383	–	–	483,383	113,349,222	13,844,433	38,265,722	165,459,377

(d)      Costs incurred in oil and gas property acquisition, exploration and development

	2007				2008
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Consolidated entities

Acquisition costs:
– Proved	–	–	–	–	–	–	–	–
– Unproved	–	–	–	–	–	864,804	138,898	1,003,702
Exploration costs	3,956,784	362,495	1,787,799	6,107,078	5,459,087	160,112	757,231	6,376,430
Development costs*	17,912,945	2,559,692	6,102,474	26,575,111	22,296,503	2,541,662	6,264,866	31,103,031

Total costs incurred	21,869,729	2,922,187	7,890,273	32,682,189	27,755,590	3,566,578	7,160,995	38,483,163

Investee’s cost of
property acquisition,
exploration, and
development	161,549	–	–	161,549	116,677	–	–	116,677

					2009
	Consolidated entities				Enterprise’s share of equity method investee				Total cost incurred of consolidated and enterprise’s
									share of equity method investee
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Acquisition costs:
– Proved	–	–	866,158	866,158	–	–	–	–	–	–	866,158	866,158
– Unproved	–	–	150,663	150,663	–	–	–	–	–	–	150,663	150,663
Exploration costs	5,848,339	238,336	1,197,457	7,284,132	24,969	–	–	24,969	5,873,308	238,336	1,197,457	7,309,101
Development costs*	32,960,214	1,376,432	3,667,412	38,004,058	8,394	–	–	8,394	32,968,608	1,376,432	3,667,412	38,012,452

Total costs incurred	38,808,553	1,614,768	5,881,690	46,305,011	33,363	–	–	33,363	38,841,916	1,614,768	5,881,690	46,338,374

*	The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

(e)        Standardised measure of discounted future net cash flows and changes therein
In calculating the standardised measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Group’s estimated annual future production from proved reserves to determine future cash inflows in 2007 and 2008. Year-end average realised oil price used in the estimation of proved reserves and calculation of the standardised measure was US$86 as at 31 December 2007 and US$32 as at 31 December 2008. In 2009, pursuant to ASC 932 Update, the average of first-day-of-the-month oil price during the year of 2009 amounted to US$55, was used to estimate annual future production from proved reserves to determine future cash inflows.

Future development costs are estimated based upon constant price assumptions and the assumption of the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by the application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly from year-end levels.

Present value of estimated future net cash flows:

	2007					2008
		PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Consolidated entities

Future cash inflows	(1)	995,962,772	67,457,543	88,529,648	1,151,949,963	428,460,753	39,055,645	41,535,217	509,051,615
Future production costs		(341,660,401)	(25,434,120)	(17,669,682)	(384,764,203)	(135,861,828)	(20,139,037)	(13,671,455)	(169,672,320)
Future development costs	(2)	(85,414,711)	(10,640,713)	(15,636,029)	(111,691,453)	(96,122,573)	(6,926,997)	(8,784,935)	(111,834,505)
Future income taxes		(128,253,725)	(11,005,945)	(13,731,732)	(152,991,402)	(31,741,475)	(2,521,318)	(1,852,744)	(36,115,537)

Future net cash flows	(3)	440,633,935	20,376,765	41,492,205	502,502,905	164,734,877	9,468,293	17,226,083	191,429,253
10% discount factor		(160,975,012)	(9,217,306)	(18,384,252)	(188,576,570)	(68,489,102)	(4,474,890)	(7,188,751)	(80,152,743)

Standardised measure of discounted future net cash flows		279,658,923	11,159,459	23,107,953	313,926,334	96,245,775	4,993,403	10,037,332	111,276,510

Enterprise’s share of equity method investee
Standardised measure of discounted future net cash flows		1,271,780	–	–	1,271,780	696,618	–	–	696,618

(e)        Standardised measure of discounted future net cash flows and changes therein (continued)
Present value of estimated future net cash flows:

						2009
		Consolidated entities				Enterprise’s share of equity method investee				Total consolidated and equity method investee
										interests in the standardized measure of
										discounted future net cash flows
		PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Future cash inflows	(1)	701,601,954	45,538,229	62,120,690	809,260,873	1,292,021	–	–	1,292,021	702,893,975	45,538,229	62,120,690	810,552,894
Future production costs		(207,539,062)	(18,634,540)	(16,310,807)	(242,484,409)	(656,468)	–	–	(656,468)	(208,195,530)	(18,634,540)	(16,310,807)	(243,140,877)
Future development costs	(2)	(107,067,740)	(20,036,178)	(9,901,826)	(137,005,744)	(156,203)	–	–	(156,203)	(107,223,943)	(20,036,178)	(9,901,826)	(137,161,947)
Future income taxes		(74,085,808)	(1,479,611)	(6,689,712)	(82,255,131)	(42,572)	–	–	(42,572)	(74,128,380)	(1,479,611)	(6,689,712)	(82,297,703)

Future net cash flows	(3)	312,909,344	5,387,900	29,218,345	347,515,589	436,778	–	–	436,778	313,346,122	5,387,900	29,218,345	347,952,367
10% discount factor		(112,142,779)	(1,853,805)	(7,269,020)	(121,265,604)	(23,447)	–	–	(23,447)	(112,166,226)	(1,853,805)	(7,269,020)	(121,289,051)

Standardised measure of discounted future net cash flows		200,766,565	3,534,095	21,949,325	226,249,985	413,331	–	–	413,331	201,179,896	3,534,095	21,949,325	226,663,316

(1)
Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, plus its participating interest in properties or properties covered under production sharing contracts in Indonesia, Australia, Nigeria, Trinidad & Tobago, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

(e)        Standardised measure of discounted future net cash flows and changes therein (continued)
Changes in the standardised measure of discounted future net cash flows:

	2007	2008
	Consolidated	Consolidated
	RMB’000	RMB’000

Standardised measure, beginning of year	196,614,325	313,926,334
Sales of production, net of royalties and production costs	(61,560,825)	(85,926,542)
Net change in prices, net of royalties and production costs	147,976,255	(180,109,420)
Extensions discoveries and improved recovery, net of related future costs	44,896,861	16,211,871
Change in estimated future development costs	(32,127,867)	(20,618,379)
Development costs incurred during the year	24,858,355	28,181,961
Revisions in quantity estimates	4,893,538	(4,466,372)
Accretion of discount	25,061,537	38,268,027
Net change in income taxes	(28,376,275)	68,114,626
Purchase/(Disposal) of properties	–	(1,142,744)
Changes in timing and other	(8,309,570)	(61,162,852)

Standardised measure, end of year	313,926,334	111,276,510

	2009
			Consolidated
			and equity
			share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investee	investee
	RMB’000	RMB’000	RMB’000

Standardised measure, beginning of year	111,276,510	696,618	111,973,128
Sales of production, net of royalties and production costs	(67,776,863)	(214,637)	(67,991,500)
Net change in prices, net of royalties and production costs	142,949,041	(130,989)	142,818,052
Extensions discoveries and improved recovery, net of related future costs	28,003,616	–	28,003,616
Change in estimated future development costs	(39,191,345)	(58,962)	(39,250,307)
Development costs incurred during the year	34,950,769	54,113	35,004,882
Revisions in quantity estimates	20,810,699	(67,297)	20,743,402
Accretion of discount	13,199,108	81,539	13,280,647
Net change in income taxes	(32,595,979)	79,138	(32,516,841)
Purchase/(Disposal) of properties	267,801	–	267,801
Changes in timing and other	14,356,628	(26,192)	14,330,436

Standardised measure, end of year	226,249,985	413,331	226,663,316

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 20 May 2010, at 4:00 p.m. at Mandarin Oriental, Hong Kong, 5 Connaught Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2009.

2.	To declare a final dividend for the year ended 31 December 2009.

3.	To re-elect the following retiring Directors as Directors of the Company and to authorise the Board of Directors to fix the remuneration of each of the Directors.

The Directors to be re-elected are as follows:

Tse Hau Yin, Aloysius
Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and the current Chairman of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Construction Bank Corporation, China Telecom Corporation Limited, Wing Hang Bank Limited, Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited. Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Mr. Tse does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Tse has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Mr. Tse. Mr. Tse’s emoluments comprise an annual director’s fee of HK$1,100,000 before Hong Kong tax. The emolument of Mr. Tse was determined by reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Tse is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Zhou Shouwei
Born in 1950, Mr. Zhou, a member of Chinese Academy of Engineering, received a doctorate degree from the Southwest Petroleum Institute in China, majoring in petroleum and natural gas engineering. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as the Executive Vice President of the Company in September 1999 and served as the President of the Company from July 2002 to March 2009. Since 2000, Mr. Zhou has been the Vice President of CNOOC. He also served as the Director and the General Manager of CNOOC China Limited. From October 2004 to July 2009, Mr. Zhou served as the Director of CNOOC International Limited. From April 2003 to July 2009, Mr. Zhou also served as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company since April 2003. Mr. Zhou became the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC, on 6 December 2003. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999 and was re-designated from Executive Director to Non-executive Director with effect from 31 March, 2009.

Save as aforesaid, Mr. Zhou does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 19,270,000 share options in the Company, Mr. Zhou has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Zhou, Mr. Zhou’s emoluments comprise an annual director’s fee of HK$1,060,000 before Hong Kong tax. The emolument of Mr. Zhou was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Zhou’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Zhou is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Yang Hua
Born in 1961, Mr. Yang is a senior engineer and graduated from China University of Petroleum with a B.S. degree in Petroleum Engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 27 years experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Mr. Yang then mainly was involved in international business, corporate finance and capital markets in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, he became a Senior Vice President of the Company. >From 2002 to 2003, he was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company. Mr. Yang was appointed as the Chief Financial Officer of the Company with effect from 1 January 2005 as well as the Executive Vice President of the Company from December 2005 to March 2009. Mr. Yang was appointed as General Manager of CNOOC China Limited, a subsidiary of the Company, President of the Company and Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company, with effect from 10 February 2009, 31 March 2009 and 31 July 2009 respectively. He also serves as Assistant President of CNOOC and Director of CNOOC Finance Corporation Limited, and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company, and Chairman and Director of CNOOC Deepwater Development Limited, a subsidiary of the Company. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005.

Save as aforesaid, Mr. Yang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 14,529,000 share options in the Company, Mr. Yang has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Yang, Mr. Yang’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax, an annual salary of HK$4,844,100 before Hong Kong tax, plus performance-based bonuses. The emolument of Mr. Yang was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Yang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Yang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.
To re-elect as an independent non-executive Director the following retiring Director who has already served the Company for more than 9 years as an independent non-executive Director and to authorise the Board of Directors to fix his remuneration.

Chiu Sung Hong
Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Yunnan Enterprises Holdings Limited since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Mr. Chiu has served as an independent non-executive director of the Company for more than 9 years. After considering the factors set out in Rule 3.13 of the Listing Rules, the Board of Directors of the Company considers that Mr. Chiu remains to be independent for the purpose of the Listing Rules.

Mr. Chiu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 1,150,000 share options in the Company, Mr. Chiu has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Mr. Chiu. Mr. Chiu’s emoluments comprise an annual director’s fee of HK$1,060,000 before Hong Kong tax. The emolument of Mr. Chiu was determined by reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Chiu is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

5.	To re-appoint the Company’s independent Auditors and to authorise the Board of Directors to fix their remuneration.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and The Stock Exchange for this purpose (“Recognised Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), or of any other Recognised Stock Exchange and the articles of association (the “Articles”) of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrange-ment providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Directors to allot, issue and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.”

By Order of the Board

CNOOC Limited
Jiang Yongzhi
Joint Company Secretary

Hong Kong, 9 April 2010

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any share of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Directors. The Directors wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sough from shareholders for a general mandate to allot, issue and deal with shares to be given to the Directors. The Directors wish to state that they have no immediate plans to allot or issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Directors to allot and issue shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll.

9.
The register of members of the Company will be closed from 13 May 2010 (Thursday) to 20 May 2010 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends and to attend the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 12 May 2010 (Wednesday).

Glossary
API gravity
The America Petroleum Institute’s scale for specific gravity for liquid hydrocarbons, measured in degrees.

Appraisal well
An exploratory well drilled for the purpose of evaluating the commerciality of a geological trap in which petroleum has been discovered.

Upstream business
Oil and gas exploration, development, production and sales

FPSO
Floating, Production, Storage and Offloading vessel

LNG
Liquefied Natural Gas

Net reserve additions
Total additions of reserves plus or minus reserves revisions

OGP
International Association of Oil & Gas Producers

Proved Reserves
Estimates of oil, gas and NGL quantities thought to be recoverable from known reservoirs under existing economic and operating conditions.

PSC
Production sharing contract

Reserve replacement ratio
For a given year, total additions to proved reserves divided by production during the year

Wildcat
A well drilled on any rock formation for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries

Volume Acronyms

Bbls
Barrels

Bcf
Billion cubic feet

BOE
Barrels-of-oil-equivalent

Mbbls
Thousand barrels

Mboe
Thousand barrels of equivalent

Mcf
Thousand cubic feet

Mboe
Million barrels-of-oil equivalent

Mmbbls
Million barrels

Mmcf
Million cubic feet

Note:
In calculating barrels-of-oil equivalent, or BOE, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from certain fields which is converted using the actual heating value of the natural gas.

Company Information

Board of Directors:

Executive Directors
Fu Chengyu	Chairman & CEO
Yang Hua	President & CFO
Wu Guangqi	Compliance Officer

Non-executive Directors
Zhou Shouwei
Cao Xinghe
Wu Zhenfang

Independent Non-executive Directors
Edgar W. K. Cheng
Chiu Sung Hong
Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao

Audit Committee
Tse Hau Yin, Aloysius (Chairman and Financial Expert)
Chiu Sung Hong
Lawrence J. Lau

Nomination Committee
Zhou Shouwei (Chairman)
Edgar W. K. Cheng
Lawrence J. Lau
Wang Tao

Remuneration Committee
Chiu Sung Hong (Chairman)
Tse Hau Yin, Aloysius
Cao Xinghe

Other Members of the Senior Management
Yuan Guangyu	Executive Vice President
Zhu Weilin	Executive Vice President
Zhao Liguo	General Counsel
Chen Bi	Executive Vice President
Chen Wei	Senior Vice President
Zhang Guohua	Senior Vice President
Fang Zhi	Vice President

Joint Company Secretary
Jiang Yongzhi
Tsue Sik Yu, May

Principal Bankers:
Bank of China (Hong Kong) Limited
Hang Seng Bank Limited
Bank of China
Industrial and Commercial Bank of China
China CITIC Bank
China Construction Bank

Hong Kong Share Registrar:
Hong Kong Registrars Limited
Shops 1712-1716, 17th Floor
Hopewell Center
183 Queen’s Road East
Wan Chai
Hong Kong

ADS Depositary:
JPMorgan Chase Bank, N.A.
4 New York Plaza, 13th Floor
New York, NY 10004
United States of America

Symbol and stock code:
NYSE: CEO
HKSE: 00883

Investor Relations:
Tel: (8610) 8452 1417
Fax: (8610) 8452 1441
E-mail: caoyan@cnooc.com.cn

Media/Public Relations:
Tel: (8610) 8452 2973
Fax: (8610) 8452 1441
E-mail: dingjch@cnooc.com.cn

Registered Office:
65/F, Bank of China Tower, 1 Garden Road, Hong Kong
Tel: (852) 2213 2500
Fax: (852) 2525 9322

Beijing Office:
CNOOC Tower, No.25 Chaoyangmen Beidajie,
Beijing, 100027, China
Zip Code: 100010
Tel: (8610) 8452 1604
Fax: (8610) 6460 2503
Website: www.cnoocltd.com

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 20 May 2010, at 4:00 p.m. at Mandarin Oriental, Hong Kong, 5 Connaught Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2009.

2.	To declare a final dividend for the year ended 31 December 2009.

3.	To re-elect the following retiring Directors as Directors of the Company and to authorise the Board of Directors to fix the remuneration of each of the Directors.

The Directors to be re-elected are as follows:

Tse Hau Yin, Aloysius
Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and the current Chairman of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Construction Bank Corporation, China Telecom Corporation Limited, Wing Hang Bank Limited, Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited. Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

1

Mr. Tse does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Tse has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Mr. Tse. Mr. Tse’s emoluments comprise an annual director’s fee of HK$1,100,000 before Hong Kong tax. The emolument of Mr. Tse was determined by reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Tse is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Zhou Shouwei
Born in 1950, Mr. Zhou, a member of Chinese Academy of Engineering, received a doctorate degree from the Southwest Petroleum Institute in China, majoring in petroleum and natural gas engineering. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as the Executive Vice President of the Company in September 1999 and served as the President of the Company from July 2002 to March 2009. Since 2000, Mr. Zhou has been the Vice President of CNOOC. He also served as the Director and the General Manager of CNOOC China Limited. From October 2004 to July 2009, Mr. Zhou served as the Director of CNOOC International Limited. From April 2003 to July 2009, Mr. Zhou also served as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company. Mr. Zhou became the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC, on 6 December 2003. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999 and was re-designated from Executive Director to Non-executive Director with effect from 31 March, 2009.

Save as aforesaid, Mr. Zhou does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 19,270,000 share options in the Company, Mr. Zhou has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Zhou, Mr. Zhou’s emoluments comprise an annual director’s fee of HK$1,060,000. The emolument of Mr. Zhou was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Zhou’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Zhou is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

2

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Yang Hua
Born in 1961, Mr. Yang is a senior engineer and graduated from China University of Petroleum with a B.S. degree in Petroleum Engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 27 years experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Mr. Yang then mainly was involved in international business, corporate finance and capital markets in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, he became a Senior Vice President of the Company. From 2002 to 2003, he was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company. Mr. Yang was appointed as the Chief Financial Officer of the Company with effect from 1 January 2005 as well as the Executive Vice President of the Company from December 2005 to March 2009. Mr. Yang was appointed as General Manager of CNOOC China Limited, a subsidiary of the Company, President of the Company and Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company, with effect from 10 February 2009, 31 March 2009 and 31 July 2009 respectively. He also serves as Assistant President of CNOOC and Director of CNOOC Finance Corporation Limited, and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company, and Chairman and Director of CNOOC Deepwater Development Limited, a subsidiary of the Company. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005.

Save as aforesaid, Mr. Yang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 14,529,000 share options in the Company, Mr. Yang has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Yang, Mr. Yang’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax, an annual salary of HK$4,844,100 before Hong Kong tax, plus performance-based bonuses. The emolument of Mr. Yang was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time

3

to time and make recommendation to the Board for adjustments if necessary. Mr. Yang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Yang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.
To re-elect as an independent non-executive Director the following retiring Director who has already served the Company for more than 9 years as an independent non-executive Director and to authorise the Board of Directors to fix his remuneration.

Chiu Sung Hong
Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Yunnan Enterprises Holdings Limited since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Mr. Chiu has served as an independent non-executive director of the Company for more than 9 years. After considering the factors set out in Rule 3.13 of the Listing Rules, the Board of Directors of the Company considers that Mr. Chiu remains to be independent for the purpose of the Listing Rules.

Mr. Chiu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 1,150,000 share options in the Company, Mr. Chiu has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Mr. Chiu. Mr. Chiu’s emoluments comprise an annual director’s fee of HK$1,060,000 before Hong Kong tax. The emolument of Mr. Chiu was determined by reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Chiu is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

5.	To re-appoint the Company’s independent Auditors and to authorise the Board of

4

Directors to fix their remuneration.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.     “THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and The Stock Exchange for this purpose (“Recognised Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), or of any other Recognised Stock Exchange and the articles of association (the “Articles”) of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

2.            “THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

5

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

6

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Directors to allot, issue and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.”

By Order of the Board
CNOOC Limited
Jiang Yongzhi
Joint Company Secretary

Hong Kong, 9 April 2010

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any share of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

7

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Directors. The Directors wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sough from shareholders for a general mandate to allot, issue and deal with shares to be given to the Directors. The Directors wish to state that they have no immediate plans to allot or issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Directors to allot and issue shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll.

9.
The register of members of the Company will be closed from 13 May 2010 (Thursday) to 20 May 2010 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends and to attend the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 12 May 2010 (Wednesday).

As at the date of this announcement, the Board comprises:

Executive Directors	Independent Non-executive Directors
Fu Chengyu (Chairman)	Edgar W. K. Cheng
Yang Hua	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Non-executive Directors
Zhou Shouwei
Cao Xinghe
Wu Zhenfang

8

Exhibit 99.3

IMPORTANT

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

EXPLANATORY STATEMENT RELATING TO
GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES
AND
RE-ELECTION OF DIRECTORS

A notice convening an annual general meeting of CNOOC Limited (the “Company”) to be held on 20 May 2010 at 4 p.m. at Mandarin Oriental, Hong Kong, 5 Connaught Road, Central, Hong Kong is set out on pages 114 to 118 of the annual report of the Company for the year ended 31 December 2009 and also Appendix II to this circular. Whether or not you intend to attend such meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible, and in any event not less than 36 hours before the time appointed for holding such meeting.  Completion and return of the form of proxy will not preclude shareholders from attending and voting at the meeting or any adjournment if they so wish.
9 April 2010

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Executive Directors
Fu Chengyu (Chairman)
Yang Hua
Wu Guangqi

Non-executive Directors
Zhou Shouwei
Cao Xinghe
Wu Zhenfang

Independent Non-executive Directors
Edgar W. K. Cheng
Chiu Sung Hong
Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Registered office: 65th Floor, Bank of China Tower 1 Garden Road Central Hong Kong
9 April 2010

To the Shareholders

Dear Sir or Madam,

EXPLANATORY STATEMENT RELATING TO
GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES
AND
RE-ELECTION OF DIRECTORS

INTRODUCTION

The purpose of this document is to provide you with information in connection with the proposed ordinary resolutions set out as items A3, A4, B1, B2 and B3 of the notice of annual general meeting for the approval of renewal of the general mandates for issue of securities and repurchase of Shares, re-election of retiring directors at the annual general meeting of the Company to be held at Mandarin Oriental, Hong Kong, 5 Connaught Road, Central, Hong Kong on 20 May 2010 at 4 p.m. (the “Annual General Meeting”). References in this document to “Shares” are to share(s) of all classes in the issued share capital of the Company.

LETTER FROM THE BOARD

GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES

At the annual general meeting of the Company held on 27 May 2009, ordinary resolutions were passed granting general mandates to the directors of the Company (the “Directors”), inter alia, (i) to repurchase Shares the aggregate nominal amount of which in the capital of the Company not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue as at 27 May 2009; and (ii) to allot, issue and deal with additional Shares the aggregate nominal amount of which in the capital of the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at 27 May 2009; and (iii) to allot, issue and deal with such number of Shares the aggregate nominal amount in the capital of the Company of which not exceeding the aggregate number of Shares repurchased, which shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at 27 May 2009 (collectively referred to as “Existing General Mandates”).

The Existing General Mandates will lapse at the conclusion of the Annual General Meeting. Accordingly, new general mandates to issue securities and to repurchase Shares, respectively, as set out as ordinary resolutions in the notice of the Annual General Meeting, are now proposed to be granted. The Directors, at the date hereof, have no immediate plans to repurchase any existing Shares or to issue any new securities pursuant to the relevant mandates.

In relation to the general mandate for the issuance and allotment of Shares (“Share Issue Mandate”), on 1 April 2010, being the latest practicable date before printing of this document for ascertaining certain information for the purpose of inclusion in this document (the “Latest Practicable Date”), 44,669,199,984 Shares were in issue and fully paid.  Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Share Issue Mandate, the maximum number of Shares that may be issued by the Company will be 8,933,839,997 Shares.

The explanatory statement, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) to be sent to the shareholders of the Company (the “Shareholders”) in connection with the proposed general mandates to issue securities and repurchase Shares, is set out in Appendix I to this document. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the Annual General Meeting.

RE-ELECTION OF DIRECTORS

Pursuant to Article 97 of the articles of association of the Company, Messrs. Tse Hau Yin, Aloysius, Zhou Shouwei, Yang Hua and Chiu Sung Hong will retire from office at the Annual General Meeting and, being eligible for re-election, Messrs. Tse Hau Yin, Aloysius, Zhou Shouwei, Yang Hua and Chiu Sung Hong have been recommended by the board of directors of the Company (the “Board”) and have offered themselves for re-election.

LETTER FROM THE BOARD

Mr. Chiu Sung Hong (“Mr. Chiu”) has served as an independent non-executive director of the Company for more than 9 years. According to the Code on Corporate Governance Practices of the Listing Rules (the “Code”), serving a company for more than 9 years could be relevant to the determination of a non-executive director’s independence.

Mr. Chiu has not engaged in any executive management of the Company.  The Company has also received from Mr. Chiu a confirmation of independence pursuant to Rule 3.13 of the Listing Rules.  Other than the fact that Mr. Chiu has served as an independent non-executive director of the Company for more than 9 years, there is no other factor which indicate that Mr. Chiu is not independent for the purpose of Rule 3.13 of the Listing Rules, the Board accordingly considers that Mr. Chiu remains to be independent for the purpose of the Listing Rules. Accordingly, the Board has recommended Mr. Chiu to be re-elected as an independent non-executive director of the Company.

In compliance with the recommended best practice of the Code, the Company has put forward the re-election of Mr. Chiu as an independent non-executive director as a separate resolution to be approved by Shareholders.

Details of such Directors required to be disclosed under the Listing Rules are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting is set out on pages 114 to 118 of the annual report of the Company for the year ended 31 December 2009 and also in Appendix II to this circular.

There is no Shareholder who is materially interested in the proposed resolutions regarding the general mandates to issue securities and repurchase Shares, and therefore none of the Shareholders is required to abstain from voting in respect of such resolutions.

Pursuant to Rule 13.39(4) of the Listing Rules, at any general meeting of the Company, a resolution put to the vote of the meeting shall be taken by poll.

A form of proxy for use at the Annual General Meeting is enclosed. Shareholders are requested to complete the form of proxy and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong in accordance with the instructions printed on it not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be), if they do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

LETTER FROM THE BOARD

RECOMMENDATION

The Directors believe that the granting of the general mandates to issue securities and repurchase Shares and the re-election of the said Directors are in the best interests of the Company and the Shareholders as a whole, and accordingly recommend the Shareholders to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully, For and on behalf of the Board CNOOC Limited Fu Chengyu Chairman

APPENDIX I        EXPLANATORY NOTES TO REPURCHASE MANDATE

The following is the explanatory notes required to be sent to the Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase Shares and also constitutes the memorandum required under section 49BA of the Companies Ordinance.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed to give the Directors a general and unconditional mandate (the “Repurchase Mandate”) to exercise all the powers of the Company to repurchase on the Stock Exchange of Hong Kong Limited (the “Stock Exchange”) the issued and fully paid Shares. Under the Repurchase Mandate, the number of Shares that the Company may repurchase shall not exceed 10% of the issued share capital of the Company as at the date of passing the resolution.

Shareholders should note that the Repurchase Mandate covers purchases made only during the period ending on the earliest of the date of the next annual general meeting of the Company, the date by which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held and the date upon which such authority is revoked or varied.

SHARE CAPITAL

As at the Latest Practicable Date, 44,669,199,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Repurchase Mandate, the maximum number of Shares that may be repurchased by the Company pursuant to the Repurchase Mandate will be 4,466,919,998 Shares.

DIRECTORS AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of their respective associates (as defined under the Listing Rules) has a present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company or its subsidiaries.

No persons who are connected persons (as defined under the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to sell any of the Shares held by them to the Company, in the event that the Company is authorised to make purchases of Shares, on the Stock Exchange.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and all applicable laws of Hong Kong.

EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS

If as a result of a repurchase of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be

APPENDIX I        EXPLANATORY NOTES TO REPURCHASE MANDATE

treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). As a result, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholder of the Company, CNOOC (BVI) Limited (“CNOOC BVI”), was recorded in the register required to be kept by the Company under section 336(1) of the Securities and Futures Ordinance as having an interest in 28,772,727,268 Shares, representing approximately 64.41% of the issued share capital of the Company as at that date. CNOOC BVI is a wholly-owned subsidiary of Overseas Oil & Gas Corporation, Ltd. (“OOGC”), which is in turn a wholly owned subsidiary of China National Offshore Oil Corporation (“CNOOC”). Accordingly, CNOOC BVI’s interests are recorded as the interests of OOGC and CNOOC. OOGC also has a direct interest in 5 Shares. If the Repurchase Mandate is exercised in full, CNOOC BVI, OOGC and CNOOC will be regarded as being interested in approximately 71.57% of the reduced issued share capital of the Company. Regardless of such increase in shareholding, neither CNOOC BVI, OOGC nor CNOOC would become obliged to make a mandatory offer for all securities not already owned by it or its concert parties under Rule 26 of the Takeovers Code.

PUBLIC FLOAT

The Directors do not have a present intention to exercise the Repurchase Mandate to such extent, causing the public float of the securities of the Company to fall below 25%.

LISTING RULES FOR REPURCHASE OF SHARES

Reasons for Repurchase

The Directors consider that the Repurchase Mandate will provide the Company with the flexibility to make such repurchases when appropriate and beneficial to the Company and its Shareholders. Such purchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

Source of Funds

Repurchases must be made from internal resources, borrowings and/or other funds legally available for the purpose in accordance with the Company’s Memorandum and Articles, the Listing Rules and applicable laws and regulations in Hong Kong.

On the basis of the consolidated financial position of the Company as at 31 December 2009 (being the date to which the latest published audited financial statements of the Company have been made up) and in particular the working capital position and gearing ratio of the Company and the number of Shares in issue, the Directors consider that there will not be a material impact on the working capital or the gearing position of the Company in the event that the proposed repurchases were to be carried out in full at any time during the proposed repurchase period. No repurchase would be made in circumstances that would have a material adverse impact on the working capital of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors consider that such purchases were in the best interests of the Company and its Shareholders as a whole.

APPENDIX I        EXPLANATORY NOTES TO REPURCHASE MANDATE

SHARE REPURCHASE MADE BY THE COMPANY

The Company has not repurchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

GENERAL

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest closing prices for Shares on the Stock Exchange were as follows:

	Price Per Share
Month	Highest	Lowest
	HK$	HK$

2009
April	9.20	7.87
May	10.48	9.33
June	11.18	9.23
July	10.86	8.81
August	11.00	10.04
September	11.02	10.04
October	12.9	10.24
November	12.86	11.54
December	12.34	11.74

2010
January	13.24	11.02
February	12.42	11.14
March	12.96	12.16
April (up to the Latest Practicable Date)	13.08	13.08

APPENDIX II                           NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 20 May 2010, at 4:00 p.m. at Mandarin Oriental, Hong Kong, 5 Connaught Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2009.

2. To declare a final dividend for the year ended 31 December 2009.

3. To re-elect the following retiring Directors as Directors of the Company and to authorise the Board of Directors to fix the remuneration of each of the Directors.

The Directors to be re-elected are as follows:

Tse Hau Yin, Aloysius
Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and the current Chairman of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Construction Bank Corporation, China Telecom Corporation Limited, Wing Hang Bank Limited, Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited. Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Mr. Tse does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Tse has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Mr. Tse. Mr. Tse’s emoluments comprise an annual director’s fee of HK$1,100,000 before Hong Kong tax. The emolument of Mr. Tse was determined by reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration

APPENDIX II                           NOTICE OF ANNUAL GENERAL MEETING

from time to time and make recommendation to the Board for adjustments if necessary. Mr. Tse is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Zhou Shouwei
Born in 1950, Mr. Zhou, a member of Chinese Academy of Engineering, received a doctorate degree from the Southwest Petroleum Institute in China, majoring in petroleum and natural gas engineering. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as the Executive Vice President of the Company in September 1999 and served as the President of the Company from July 2002 to March 2009. Since 2000, Mr. Zhou has been the Vice President of CNOOC. He also served as the Director and the General Manager of CNOOC China Limited. From October 2004 to July 2009, Mr. Zhou served as the Director of CNOOC International Limited. From April 2003 to July 2009, Mr. Zhou also served as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company. Mr. Zhou became the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC, on 6 December 2003. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999 and was re-designated from Executive Director to Non-executive Director with effect from 31 March, 2009.

Save as aforesaid, Mr. Zhou does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 19,270,000 share options in the Company, Mr. Zhou has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Zhou, Mr. Zhou’s emoluments comprise an annual director’s fee of HK$1,060,000. The emolument of Mr. Zhou was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Zhou’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Zhou is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

APPENDIX II                           NOTICE OF ANNUAL GENERAL MEETING

Yang Hua
Born in 1961, Mr. Yang is a senior engineer and graduated from China University of Petroleum with a B.S. degree in Petroleum Engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 27 years experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Mr. Yang then mainly was involved in international business, corporate finance and capital markets in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, he became a Senior Vice President of the Company. From 2002 to 2003, he was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company. Mr. Yang was appointed as the Chief Financial Officer of the Company with effect from 1 January 2005 as well as the Executive Vice President of the Company from December 2005 to March 2009. Mr. Yang was appointed as General Manager of CNOOC China Limited, a subsidiary of the Company, President of the Company and Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company, with effect from 10 February 2009, 31 March 2009 and 31 July 2009 respectively. He also serves as Assistant President of CNOOC and Director of CNOOC Finance Corporation Limited, and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company, and Chairman and Director of CNOOC Deepwater Development Limited, a subsidiary of the Company. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005.

Save as aforesaid, Mr. Yang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 14,529,000 share options in the Company, Mr. Yang has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Yang, Mr. Yang’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax, an annual salary of HK$4,844,100 before Hong Kong tax, plus performance-based bonuses. The emolument of Mr. Yang was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Yang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Yang is subject to the provisions of his service agreement and the

APPENDIX II                           NOTICE OF ANNUAL GENERAL MEETING

retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.
To re-elect as an independent non-executive Director the following retiring Director who has already served the Company for more than 9 years as an independent non-executive Director and to authorise the Board of Directors to fix his remuneration.

Chiu Sung Hong
Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Yunnan Enterprises Holdings Limited since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Mr. Chiu has served as an independent non-executive director of the Company for more than 9 years. After considering the factors set out in Rule 3.13 of the Listing Rules, the Board of Directors of the Company considers that Mr. Chiu remains to be independent for the purpose of the Listing Rules.

Mr. Chiu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 1,150,000 share options in the Company, Mr. Chiu has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Mr. Chiu. Mr. Chiu’s emoluments comprise an annual director’s fee of HK$1,060,000 before Hong Kong tax. The emolument of Mr. Chiu was determined by reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Chiu is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

APPENDIX II                           NOTICE OF ANNUAL GENERAL MEETING

5.	To re-appoint the Company’s independent Auditors and to authorise the Board of Directors to fix their remuneration.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.     “THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and The Stock Exchange for this purpose (“Recognised Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), or of any other Recognised Stock Exchange and the articles of association (the “Articles”) of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

2.            “THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants,

APPENDIX II                           NOTICE OF ANNUAL GENERAL MEETING

debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

APPENDIX II                           NOTICE OF ANNUAL GENERAL MEETING

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Directors to allot, issue and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.”

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 9 April 2010

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road, Hong Kong.

APPENDIX II                           NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any share of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Directors. The Directors wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sough from shareholders for a general mandate to allot, issue and deal with shares to be given to the Directors. The Directors wish to state that they have no immediate plans to allot or issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Directors to allot and issue shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll.

9.
The register of members of the Company will be closed from 13 May 2010 (Thursday) to 20 May 2010 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends and to attend the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 12 May 2010 (Wednesday).

Exhibit 99.4

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Form of proxy for the Annual General Meeting to be held on 20 May 2010

I/We(Note 1)
of
being the registered holder(s) of ______________________________________________shares(Note 2) of HK$0.02 each in the share capital of the above-named Company
HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 3) or_

of
as my/our proxy to attend and act for me/us at the Annual General Meeting (and any adjournment thereof) of the said Company to be held at Mandarin Oriental, Hong Kong, 5 Connaught Road, Central, Hong Kong on 20 May 2010 at 4 p.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Annual General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below(Note 4).

	ORDINARY RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)
A1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors' Report thereon for the year ended 31 December 2009.
A2.	To declare a final dividend for the year ended 31 December 2009.
A3.	(i) To re-elect Mr. Tse Hau Yin, Aloysius as Independent Non-executive Director;	(i)	(i)
	(ii) To re-elect Mr. Zhou Shouwei as Non-executive Director;	(ii)	(ii)
	(iii) To re-elect Mr. Yang Hua as Executive Director; and	(iii)	(iii)
	(iv) To authorise the Board of Directors to fix the remuneration of each of the Directors.	(iv)	(iv)
A4.	To re-elect Mr. Chiu Sung Hong as Independent Non-executive Director and to authorize the Board of Directors to fix his remuneration.
A5.	To re-appoint the Company’s independent auditors and to authorise the Board of Directors to fix their remuneration.
B1.	To grant a general mandate to the Directors to repurchase shares in the capital of the Company not exceeding 10% of the share capital of the Company in issue as at the date of passing of this resolution.
B2.	To grant a general mandate to the Directors to allot, issue and deal with additional shares in the capital of the Company not exceeding 20% of the share capital of the Company in issue as at the date of passing of this resolution.
B3.	To extend the general mandate granted to the Directors to allot, issue and deal with shares in the capital of the Company by the aggregate number of shares repurchased, which shall not exceed 10% of the share capital of the Company in issue as at the date of passing of this resolution.

Dated this _________________________________ day of ______________ 2010	Signed(Note 5) __________________________________

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.

5.
This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.
In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.
To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong not less than 36 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.
Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.